貝克·麥堅時律師事務所
Central, Hong Kong SAR
香港中環
夏慤道 10 號
和記大廈 14 樓
Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

[redacted]

08001541

RECEIVED
2008 MAR 28 A 8: 54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 25, 2008

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail Stop 3-2

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated March 19, 2008, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2336 or 011-852-2846-1684 or by facsimile at 011-852-2845-0476. On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

PROCESSED
APR 01 2008
THOMSON FINANCIAL

Chun-Hui Lin / Mark Herz

Encl.

3/31

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission on March 19,2008:

1. Circulars – (1) Proposal to Obtain General Mandate to Issue Shares; (2) Discloseable and Connected Transaction: Proposed Acquisition of Equity Interests in Four Companies From China Huadian; (3) Proposed Issuance of Bonds with Warrants; and (4) Connected Transaction: Proposed Subscription of Bonds with Warrants by China Huadian and Shandong International Trust Corporation, released on March 25, 2008.
2. Notice of Extraordinary General Meeting, released on March 25, 2008.
3. Proxy Form for Use at the Extraordinary General Meeting, released on March 25, 2008.
4. Reply Slip for Attendance, released on March 25, 2008.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this circular or as to what action to take in relation to this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Huadian Power International Corporation Limited** (the "Company"), you should at once hand this circular and the enclosed proxy form and reply slip to the purchaser(s) or the transferee(s) or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Company.

The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock Code: 1071)

(1) PROPOSAL TO OBTAIN GENERAL MANDATE TO ISSUE SHARES;
(2) DISCLOSEABLE AND CONNECTED TRANSACTION: PROPOSED ACQUISITION OF EQUITY INTERESTS IN FOUR COMPANIES FROM CHINA HUADIAN;
(3) PROPOSED ISSUANCE OF BONDS WITH WARRANTS; AND
(4) CONNECTED TRANSACTION: PROPOSED SUBSCRIPTION OF BONDS WITH WARRANTS BY CHINA HUADIAN AND SHANDONG INTERNATIONAL TRUST CORPORATION

Independent financial adviser to the Independent Board Committee and Independent Shareholders

招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

Financial Adviser to the Company

CICC
中國國際金融(香港)有限公司
CHINA INTERNATIONAL CAPITAL CORPORATION (HONG KONG) LIMITED

A letter from the board of directors of the Company is set out on pages 1 to 33 of this circular. A letter from the independent board committee of the Company is set out on pages 34 to 35 of this circular. A letter from China Merchants Securities (HK) Co., Ltd., being the independent financial adviser, containing its advice to the independent board committee and the independent shareholders of the Company is set out on pages 36 to 68 of this circular.

A notice convening an extraordinary general meeting ("EGM") of the Company to be held at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the PRC on Tuesday, 13 May 2008 at 2:00 p.m. is set out on pages 118 to 125 of this circular.

If you are eligible and intend to attend the EGM, please complete and return the reply slip a copy of which is enclosed in this circular, in accordance with the instructions printed thereon on or before Tuesday, 22 April 2008. Shareholders who intend to appoint a proxy to attend the EGM shall complete and return the enclosed form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the EGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

25 March 2008

* *For identification only*

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"A Shares"	means listed domestic shares in the ordinary share capital of the Company, with a par value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;
"Acquisition"	means the acquisition of the Equity Interests in the Target Companies by the Company from China Huadian;
"Acquisition Agreement"	means the conditional agreement entered into on 13 February 2008 between the Company and China Huadian in relation to the Acquisition;
"associate"	has the meaning ascribed to it under the Hong Kong Listing Rules;
"Board"	means the board of Directors;
"Bonds"	means the bonds that come with the Bonds with Warrants to be issued by the Company in the PRC under the proposed Bonds with Warrants Issue;
"Bonds with Warrants"	means up to RMB5,300 million in the principal amount of Bonds with detachable Warrants which are convertible into new A Shares, and proposed to be issued by the Company within the PRC and to be listed on the Shanghai Stock Exchange;
"Business Day"	means any date (other than Saturdays and Sundays) on which banks in Hong Kong are open to business;
"China Enterprise Appraisals"	means 北京中企華資產評估有限責任公司 Beijing China Enterprise Appraisals Co., Ltd.*, a qualified State-owned assets valuer authorised by the State, which is appointed by China Huadian to appraise the Equity Interests in the Target Companies;
"China Huadian"	means 中國華電集團公司 China Huadian Corporation*, a wholly State-owned enterprise in the PRC and the controlling shareholder of the Company;
"China Merchants"	means China Merchants Securities (HK) Co., Ltd., the independent financial adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in respect of the Acquisition and the proposed Subscriptions, and a corporation licensed to carry on Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO;

"Company"	means 華電國際電力股份有限公司 Huadian Power International Corporation Limited*, a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, whose H shares and A shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively;
"Completion"	means completion of the Acquisition;
"Completion Date"	means the first day of the calendar month immediately following the date on which 51% of the Consideration has been paid by the Company;
"connected person"	has the meaning ascribed to it under the Hong Kong Listing Rules;
"Consideration"	means RMB2,011,043,500 (approximately HK$2,179.76 million), the consideration payable by the Company to China Huadian for the Acquisition, which is determined with reference to an independent valuation which is subject to endorsement by SASAC;
"Controlled or invested installed capacity"	means the aggregate installed capacity of a company, its subsidiaries, jointly controlled entity and associates;
"CRCPA"	means 中瑞華恒信會計師事務所 China Rights Certified Public Accountants*, independent PRC qualified accountants;
"CSRC"	means 中國證券監督管理委員會 China Securities Regulatory Commission;
"Directors"	means the director(s) of the Company;
"Effective Date"	means the effective date of the Acquisition Agreement, being the date on which the last of the conditions precedent thereof has been satisfied;
"EGM"	means the extraordinary general meeting of the Company to be convened to consider and approve, inter alia, (i) the proposal to obtain the General Mandate; (ii) the Acquisition; (iii) the Bonds with Warrants Issue; and (iv) the proposed Subscriptions;
"Equity Interests in the Target Companies"	means (a) 49% equity interest in Za-gunao Hydroelectric; (b) 64% equity interest in Hangzhou Banshan; (c) 82% equity interest in Shijiazhuang Thermal Power; and (d) 100% equity interest in Hebei Hydro-power held by China Huadian;

"General Mandate"	means an unconditional general mandate to the Directors that during the 12 months from the EGM or up to the date of the next annual general meeting of the Company (whichever is earlier), to either separately or concurrently, allot, issue, and/or deal with additional A Shares and H Shares, and to make or grant offers, agreements or options in respect thereof, with an aggregate nominal value of not exceeding 20% of the aggregate nominal value of each of the existing A Shares and H Shares in issue as at the date of the EGM;
"Group"	means the Company and its subsidiaries;
"H Shares"	means overseas listed foreign shares in the ordinary share capital of the Company, with a par value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;
"Hangzhou Banshan"	means 杭州華電半山發電有限公司 Hangzhou Huadian Banshan Power Generation Co., Ltd.*, a limited liability company incorporated in the PRC, which was held as to 64% by China Huadian and 36% by 浙江省電力開發公司 Zhejiang Provincial Electric Power Development Company* prior to the Acquisition;
"Hebei Hydro-power"	means 河北華電混合蓄能水電有限公司 Hebei Huadian Complex Pumping-storage Power Co., Ltd.*, a limited liability company incorporated in the PRC, which is a wholly-owned subsidiary of China Huadian prior to the Acquisition;
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"Hong Kong Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Hong Kong Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"Independent Board Committee"	means the board committee established for the purpose of the Acquisition and the Subscriptions, comprising Zhao Jinghua, Ding Huiping, Wang Chuanshun and Hu Yuanmu, being the independent non-executive Directors who are independent of the Acquisition and the proposed Subscriptions of Bonds with Warrants;

"Independent Financial Adviser"	means China Merchants Securities (HK) Co., Ltd., the independent financial adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders (as applicable) in respect of the Acquisition and/or the proposed Subscriptions;
"Independent Shareholders"	means the Shareholders other than China Huadian and/or Shandong International Trust Corporation and their respective associates (as the case may be), who are neither involved nor interested in the Acquisition and/or the proposed Subscriptions of Bonds with Warrants;
"interested installed capacity"	means the aggregate proportionate installed capacities of a company and companies controlled or invested by such a company, determined based on the respective percentage of equity interest held by such a company;
"Jones Lang LaSalle Sallmanns"	means Jones Lang LaSalle Sallmanns, an independent valuer appointed by the Company to assess the value of property interests in the Target Companies;
"KWH"	means kilowatt hour(s);
"Latest Practicable Date"	means 19 March 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"MW"	means megawatt(s), or one million watts. The installed capacity of power plants is generally expressed in MW;
"PRC"	means the People's Republic of China;
"proposed Bonds with Warrants Issue"	means the proposed issuance of the Bonds with Warrants to the institutional investors, existing holders of A Shares and the public investors having maintained shareholders account for ordinary shares in RMB (A Shares) at the Shanghai Stock Exchange;
"RMB"	means Renminbi, the lawful currency of the PRC;
"SASAC"	means the State-owned Assets Supervision and Administration Commission of the State Council of the PRC;
"SFO"	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

"Share(s)"	means share(s) with a par value of RMB1.00 each in the share capital of the Company, including the A Shares and the H Shares;
"Shareholders"	means shareholders of the Company;
"Shijiazhuang Thermal Power"	means 河北華電石家莊熱電有限公司 Hebei Huadian Shijiazhuang Thermal Power Co., Ltd.*, a limited liability company incorporated in the PRC, which is held as to 82% by China Huadian and 18% by 石家莊能源投資發展中心 Shijiazhuang Energy Investment Development Centre* prior to the Acquisition;
"sq.m."	means square metres;
"Subscriptions"	means the subscriptions of the Bonds with Warrants by China Huadian and Shandong International Trust Corporation respectively, on terms set out in this circular;
"Target Companies"	means (a) Za-gunao Hydroelectric; (b) Hangzhou Banshan; (c) Shijiazhuang Thermal Power; and (d) Hebei Hydro-power;
"The Feasibility Analysis Report"	means the feasibility analysis report on the utilization of proceeds to be raised from the proposed Bonds with Warrants Issue. A full version of the report is available at the website of Shanghai Stock Exchange at www.sse.com.cn;
"The Specific Explanatory Report"	means the specific explanatory report presented by the Board in relation to the proceeds raised from a public offer of 765,000,000 A Shares by the Company in 2005. A full version of the report is available at the website of Shanghai Stock Exchange at www.sse.com.cn;
"Valuation Date"	means 31 December 2007;
"Warrants"	means the detachable warrants, to be listed on the Shanghai Stock Exchange, that come with the Bonds with Warrants, convertible into new A Shares in the proportion of one Warrant for one A Share; and

"Za-gunao Hydroelectric"	means 四川華電雜谷腦水電開發有限責任公司 Sichuan Za-gunao Hydroelectric Development Co., Ltd.*, a limited liability company incorporated in the PRC, which is held as to 49% by China Huadian, 30% by 理縣水電開發有限責任公司 Lixian Hydroelectric Development Co., Ltd.*, 11% by 中國水電工程顧問集團公司成都勘測設計研究院 China Hydroelectric Engineering Consulting Group Chengdu Investigation & Design Institute* and 10% by 安蓉建設總公司 Anrong Construction General Co., Ltd.* prior to the Acquisition.

All amounts in RMB have been translated into HK$ at the rate of HK$1.00 = RMB0.9226 in this circular for illustration purpose. No representation is made that any amounts in RMB or HK$ have been, could have been or could be converted at the above rate or at any other rates or at all.

* *For identification only*

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock Code: 1071)

Directors:
Cao Peixi *(Chairman, Non-executive Director)*
Chen Feihu *(Vice Chairman, Non-executive Director)*
Zhu Chongli *(Vice Chairman, Non-executive Director)*
Chen Jianhua *(Executive Director)*
Peng Xingyu *(Non-executive Director)*
Wang Yingli *(Non-executive Director)*
Chen Bin *(Non-executive Director)*
Zhong Tonglin *(Executive Director)*
Zhao Jinghua *(Independent Non-executive Director)*
Ding Huiping *(Independent Non-executive Director)*
Wang Chuanshun *(Independent Non-executive Director)*
Hu Yuanmu *(Independent Non-executive Director)*

Legal address and head office:
14 Jingsan Road
Jinan, Shandong Province
The PRC

Place of business in Hong Kong:
8th Floor, Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

25 March 2008

To the Shareholders:

Dear Sir or Madam,

**(1) PROPOSAL TO OBTAIN GENERAL MANDATE TO ISSUE SHARES;
(2) DISCLOSEABLE AND CONNECTED TRANSACTION:
PROPOSED ACQUISITION OF EQUITY INTERESTS IN
FOUR COMPANIES FROM CHINA HUADIAN;
(3) PROPOSED ISSUANCE OF BONDS WITH WARRANTS; AND
(4) CONNECTED TRANSACTION: PROPOSED SUBSCRIPTION OF BONDS
WITH WARRANTS BY CHINA HUADIAN AND
SHANDONG INTERNATIONAL TRUST CORPORATION**

1. INTRODUCTION

Reference is made to the announcements of the Company dated 13 February 2008 and 26 February 2008 respectively.

* *For identification only*

On 13 February 2008, the Board resolved to seek the Shareholders' approval for obtaining an unconditional general mandate to allot, issue and/or deal with additional Shares.

On the same day, the Board announced that the Company and China Huadian entered into the Acquisition Agreement, pursuant to which China Huadian has agreed to sell, and the Company has agreed to purchase, the Equity Interests in the Target Companies held by China Huadian. Upon Completion, three of the Target Companies will become subsidiaries of the Company.

As at the Latest Practicable Date, to the best knowledge of the Directors, China Huadian is the controlling shareholder holding approximately 49.18% equity interest in the Company, China Huadian is therefore a connected person of the Company for the purpose of the Hong Kong Listing Rules. The Acquisition constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. As the relevant percentage ratios (as defined in Rule 14.07 of the Hong Kong Listing Rules) in relation to the Acquisition exceed 2.5%, the Acquisition will be subject to reporting, announcement and independent shareholders' approval requirements. As the relevant percentage ratios exceed 5% but less than 25%, the Acquisition also constitutes a discloseable transaction of the Company pursuant to Rule 14.06(2) of the Hong Kong Listing Rules.

The Board also resolved to seek the approval from the Shareholders to authorise the Board to issue Bonds with Warrants in an amount of not more than RMB5,300 million with no more than 53 million certificates of Bonds with attached Warrants to be issued to institutional investors, existing holders of A Shares and the public investors. The holders of A Shares will be given preferential subscription rights to subscribe for not less than 50% of the total amount of such proposed issuance. The remaining Bonds with Warrants not so taken up by the holders of A Shares will be issued to qualified investors according to the market conditions. The Bonds with Warrants, when issued, will be listed on the Shanghai Stock Exchange. In accordance with the articles of association of the Company, the proposed Bonds with Warrants Issue is subject to approval from the Shareholders by way of special resolutions at the EGM. In addition, the proposed Bonds with Warrants Issue is subject to satisfaction of other conditions, which include obtaining necessary approvals from relevant PRC regulatory authorities, including approvals of CSRC and the Shanghai Stock Exchange.

On 26 February 2008, China Huadian notified the Company that, upon the offer of the Bonds with Warrants, it intends to exercise its subscription rights to subscribe for (i) not more than such number of Bonds with Warrants in proportion to its existing shareholding in the Company; and (ii) not less than such maximum number of Bonds with Warrants that may be purchased with RMB500 million. As stated in the above, China Huadian is a connected person of the Company and therefore its subscription of the Bonds with Warrants, if implemented, will constitute a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules.

On 26 February 2008, Shandong International Trust Corporation also notified the Company that, upon the offer of the Bonds with Warrants, it intends to exercise its subscription rights to subscribe for not more than (i) such number of Bonds with Warrants in proportion to its existing shareholding in the Company; or (ii) such maximum number of Bonds with Warrants that may be purchased with RMB400 million.

As at the Latest Practicable Date, Shandong International Trust Corporation is a substantial shareholder holding approximately 13.30% equity interest in the Company and is therefore a connected person of the Company. As such, the subscription of the Bonds with Warrants by Shandong International Trust Corporation, if implemented, will constitute a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules.

Pursuant to the Hong Kong Listing Rules, the proposed Subscriptions by China Huadian and Shandong International Trust Corporation will be subject to reporting, announcement and independent shareholders' approval requirements.

The purposes of this circular are to provide you with further information in relation to, among other things, (i) the terms of the General Mandate; (ii) the terms of the Acquisition Agreement and the transactions contemplated thereunder; (iii) the proposed Bonds with Warrants Issue; and (iv) the proposed Subscriptions.

2. PROPOSAL TO OBTAIN GENERAL MANDATE TO ISSUE SHARES

In order to ensure flexibility and to give discretion to the Directors in the event that it becomes desirable to issue any Shares, the Board resolved on 13 February 2008 to seek the Shareholders' approval for obtaining the General Mandate, which is an unconditional general mandate to allot, issue and/or deal with additional Shares. As at the Latest Practicable Date, there were 1,431,028,000 H Shares and 4,590,056,200 A Shares in issue. A maximum of 286,205,600 H Shares and 918,011,240 A Shares, representing 20% of each of the existing H Shares and A Shares, can be allotted, issued or dealt with by the Directors pursuant to the General Mandate. However, save for the purposes of proposed Bonds with Warrants Issue, the Company has no current plan to issue any Shares under the General Mandate.

3. ACQUISITION

The Board resolved on 13 February 2008 that the Company and China Huadian entered into the Acquisition Agreement, pursuant to which, subject to due performance of the terms under the Acquisition Agreement, China Huadian has agreed to sell, and the Company has agreed to purchase, the Equity Interests in the Target Companies held by China Huadian. Upon Completion, three of the Target Companies will become subsidiaries of the Company. A summary of the principal terms of the Acquisition Agreement is set out as follows:

(1) The Acquisition Agreement

Date

13 February 2008

Parties

(i) China Huadian, as the transferor; and

(ii) The Company, as the transferee.

Equity Interests in the Target Companies to be acquired by the Company

- 49% equity interest in Za-gunao Hydroelectric;
- 64% equity interest in Hangzhou Banshan;
- 82% equity interest in Shijiazhuang Thermal Power; and
- 100% equity interest in Hebei Hydro-power.

Consideration

Subject to endorsement by SASAC, the Consideration is approximately RMB2,011,043,500 (approximately HK$2,179.76 million). The Consideration is determined with reference to the total appraised value of the Equity Interests in the Target Companies as at 30 September 2007 in the amount of approximately RMB2,011,043,500, being the amount stated in the valuation report prepared by China Enterprise Appraisals based on the cost replacement method. The final Consideration will be the amount stated in the valuation report which will be endorsed by SASAC. The Company currently anticipates that SASAC may endorse certain adjustment to the valuation

report. However, the extent of such adjustment cannot be determined as at the Latest Practicable Date. The Company expects that it will be in a better position to determine the actual amount of Consideration, if not, at least the extent of adjustment to be made to the Consideration, by end of April 2008. In the event that the actual amount of Consideration or the extent of adjustment to be made to the Consideration cannot be determined by end of April 2008, the Company will postpone the EGM to a later date. As such, the Company will issue a further announcement and/ or a supplemental circular as it considers appropriate. In the event that the Acquisition becomes a major or above transaction of the Company as a result of the adjustment to the Consideration, the Company will comply with the relevant requirements under Chapter 14 of the Hong Kong Listing Rules.

Based on the valuation report issued by China Enterprise Appraisals, a breakdown of the appraised value of the Equity Interests in the Target Companies as at 30 September 2007 is set out in the following table:

Equity Interests in the Target Companies	**Appraised value**
49% equity interest in Za-gunao Hydroelectric	RMB216,980,500 (equivalent to approximately HK$235.18 million)
64% equity interest in Hangzhou Banshan	RMB578,668,700 (equivalent to approximately HK$627.22 million)
82% equity interest in Shijiazhuang Thermal Power	RMB1,178,457,300 (equivalent to approximately HK$1,277.32 million)
100% equity interest in Hebei Hydro-power	RMB36,937,000 (equivalent to approximately HK$40.04 million)
Total	**RMB2,011,043,500 (equivalent to approximately HK$2,179.76 million)**

The Target Companies were previously allocated to China Huadian by the PRC government without consideration.

The Company proposed that part of the proceeds from the proposed Bonds with Warrants Issue will be used to pay the Consideration. The Consideration is to be satisfied in cash.

Conditions Precedent

The Acquisition Agreement shall become effective upon the following conditions having been fulfilled:

1. both parties have duly signed the Acquisition Agreement;

2. the filing procedures of the valuation results in relation to the Equity Interests of the Target Companies with the supervising SASAC has been completed;

3. written consents not to exercise their respective pre-emptive rights having been obtained from each of the shareholders in Za-gunao Hydroelectric, Shijiazhuang Thermal Power and Hangzhou Banshan other than China Huadian;

4. the Independent Shareholders (Shandong International Trust Corporation and its associate(s) are considered independent shareholders for the purpose of approving the Acquisition and the Acquisition Agreement, as they are neither involved nor interested in the Acquisition) have approved the terms under the Acquisition Agreement and the Acquisition; and

5. approval by SASAC for the transfer of Equity Interests in the Target Companies by way of an agreement.

As at the Latest Practicable Date, the aforementioned conditions precedent numbers 1 and 3 have been fulfilled.

Termination Provisions

Both parties shall use all reasonable endeavours to procure all the conditions precedent to be satisfied on or before 31 December 2008, otherwise the Company shall have the right to terminate the Acquisition Agreement.

Completion and Payment of Consideration

- within five Business Days after the execution of the Acquisition Agreement, the Company shall make an advance payment of RMB402,208,700, representing 20% of the Consideration, to China Huadian. As at the Latest Practicable Date, the Company has made such advance payment to China Huadian;

- within five Business Days after the Effective Date, the Company shall make a further payment of RMB623,423,485, representing 31% of the Consideration, to China Huadian;

- the remaining Consideration shall be paid within one year from the Effective Date, and the Company shall also pay China Huadian the interests accrued during the deferred payment period in accordance with the bank lending rates during such deferred payment period; and

- for the period commencing from the Completion Date and ending on the date when the remaining Consideration has been fully paid, the Company shall pledge its Equity Interests in the Target Companies in favour of China Huadian as security for the remaining Consideration to be paid by the Company to China Huadian.

(2) Information on the Target Companies

(i) Installed capacities of the Target Companies

The Target Companies under the Acquisition by the Company are principally engaged in generation of hydro-power, coal-fired power and gas-fired power. Their general information is as follows:

Name of company	Existing total controlled or invested installed capacity	Interested installed capacity	Approved installed capacity of projects under construction	Total installed capacity upon completion of the projects under construction	Nature of power plant	Province	Shareholding percentage of the Company in the Target Companies after the Acquisition
Za-gunao Hydroelectric	228MW	111.72MW	363MW	591MW	Hydro- power	Sichuan	49%
Hangzhou Banshan	1,435MW	918.4MW	–	1,435MW	Coal-fired power and gas-fired power	Zhejiang	64%
Shijiazhuang Thermal Power	500MW	410MW	600MW	1,100MW	Coal-fired power	Hebei	82%
Hebei Hydro-power	57MW	57MW	–	57MW	Hydro-power	Hebei	100%
Total	**2,220MW**	**1,497.12MW**	**963MW**	**3,183MW**			

In addition to the approved installed capacity under existing projects in the above table, there are two 300MW electric and co-generation units in Shijiazhuang Thermal Power, one 200MW IGCC generating unit in Hangzhou Banshan and one 400MW hydro-power generating unit in Za-gunao Hydroelectric are in the preliminary stage of development. The estimated total installed capacity of such projects which are in the preliminary stage of development is 1,200MW.

Effect of the Completion to the total installed capacity of the Group

Up to 31 December 2007, the Group's total controlled or invested installed capacity and interested installed capacity were 21,425.7MW and 16,309.7MW respectively. It is estimated that upon Completion, the Group's estimated total controlled or invested installed capacity and the interested installed capacity will increase to 23,645.7MW and 17,806.8MW respectively, representing an increase of 10.36% and 9.18% respectively.

(ii) *Information on each of the Target Companies*

- **Za-gunao Hydroelectric**

  Za-gunao Hydroelectric was incorporated on 26 June 2000 as a limited liability company currently with a registered capital of RMB50,000,000. Prior to the Acquisition, China Huadian, 理縣水電開發有限責任公司 Lixian Hydro-power Development Co., Ltd.*, 中國水電工程顧問集團公司成都勘測設計研究院 China Hydroelectric Engineering Consulting Group Chengdu Investigation & Design Institute* and 安蓉建設總公司 Anrong Construction General Co., Ltd.* held 49%, 30%, 11% and 10% of its equity interests in Za-gunao Hydroelectric respectively.

  This company is situated in Za-gunao Town, Li County, A-ba State, Sichuan Province, and was set up on 26 June 2000. In December 2002, after the PRC electric power system reform, its name changed from "Sichuan Za-gunao Hydro Power Development Co., Ltd." to "Sichuan Huadian Za-gunao Hydroelectric Development Co., Ltd.".

  This joint venture company currently has a total installed capacity of 228MW, with three 30MW hydro-power generating units in Hongye Second-class Power Plant and three 46MW hydro-power generating units in Xuecheng Hydro-power Station. This joint venture company has two projects under construction, namely, Shiziping Hydro-power Station, and Gucheng Hydro-power Station, which are expected to be completed in 2008. Upon completion of these two projects, the total installed capacity of this joint venture company will increase to 591MW. In addition, there is one 400MW hydro-power generating unit in Za-gunao Hydroelectric which is in the preliminary stage of development.

Financial information

Set out below is certain financial information reviewed by KPMG, certified public accountants in Hong Kong, and is extracted from the financial statements of Za-gunao Hydroelectric prepared in accordance with International Financial Reporting Standards:

	As at 30 September 2007 *(RMB'000)*
Net assets	308,353

	For the year ended 31 December 2005 *(RMB'000)*	**For the year ended 31 December 2006** *(RMB'000)*	**For the nine months ended September 2007** *(RMB'000)*
Turnover	113,250	81,682	55,084
Operating profit	66,362	32,706	30,058
Profit before taxation	36,447	12,601	15,292
Net profit (after taxation)	34,763	12,618	12,940

According to the financial statements of the company prepared in accordance with PRC Accounting Standards and audited by CRCPA, the net profit of the company was approximately RMB12.618 million and RMB12.940 million respectively for the year ended 31 December 2006 and the nine months ended 30 September 2007.

- **Hangzhou Banshan**

Hangzhou Banshan was incorporated on 10 March 1978 with an existing registered capital of RMB250,000,000. Prior to the Acquisition, China Huadian and 浙江省電力開發公司 Zhejiang Provincial Electric Power Development Company* held 64% and 36% equity interests in Hanzhou Banshan respectively.

Hangzhou Banshan currently has two 125MW ultra-high pressure coal-fired generating units in service, which were put into operation in 1984 and 1996 respectively. In 1999, with an investment of nearly RMB450,000,000 under a loan from the German Government, Hangzhou Banshan completed the environmental project of fuel gas desulfurisation for two 125MW generating units by introducing German wet desulfurisation technology, which were officially put into operation at the beginning of 2001. In the years 2000 and 2001, Hangzhou Banshan successively completed capacity expansion and technological renovation of the control system for two 125MW generating units. The current installed capacities of two generating units are 130MW and 135MW respectively.

In 2003, Hangzhou Banshan began to construct three joint fuel gas-steam circulating power generating units, each with a capacity of 390MW, which were put into operation in 2005.

The current total installed capacity of Hangzhou Banshan is 1,435MW. In addition, there is one 200MW IGCC generating unit in Hangzhou Banshan, which is in the preliminary stage of development.

Zhejiang Province is a comparatively economically advanced province in PRC. It has high demand for electric power and its increase in demand for electric power is one of the top provinces in PRC. Hangzhou Banshan is located in the provincial capital region of Zhejiang Province, which is a centre of power consumption with a high level of utilization hours.

Financial information

Set out below is certain financial information reviewed by KPMG, certified public accountants in Hong Kong, and is extracted from the financial statements of the company prepared in accordance with International Financial Reporting Standards:

	As at 30 September 2007 *(RMB'000)*
Net assets	672,202

	For the year ended 31 December 2005 *(RMB'000)*	**For the year ended 31 December 2006** *(RMB'000)*	**For the nine months ended September 2007** *(RMB'000)*
Turnover	1,033,601	2,431,924	1,753,834
Operating profit	33,828	285,096	300,269
Profit before taxation	39,881	92,906	148,057
Net profit (after taxation)	25,551	44,221	96,561

According to the financial statements of the company prepared in accordance with PRC Accounting Standards and audited by CRCPA, the net profit of the company were approximately RMB44.221 million and RMB96.561 million respectively for the year ended 31 December 2006 and the nine months ended 30 September 2007.

In accordance with PRC Accounting Standards, upon Completion, as the Company and Hangzhou Banshan are both under control of China Huadian, the Acquisition will be reflected as a combination of entities under common control and accounted for in a manner of merger accounting. Accordingly, the assets and liabilities of Hangzhou Banshan will be accounted for at historical costs and the financial statements of the Company prior to the Acquisition will be restated to include the results of operations of Hangzhou Banshan on a combined basis.

- **Shijiazhuang Thermal Power**

Shijiazhuang Thermal Power was incorporated on 29 April 1999 with a current registered capital of RMB789,740,000. Prior to the Acquisition, each of China Huadian and 石家莊能源投資發展中心 Shijiazhuang Energy Investment Development Centre* held 82% and 18% equity interests in Shijiazhuang Thermal Power respectively. Shijiazhuang Thermal Power is located in Shijiazhuang city, Hebei Province.

The company currently has a total of six generating units in service with a total installed capacity of approximately 500MW, supplying approximately 80% of the industrial thermal load and approximately 40% of civil heating area of Shijiazhuang. It is one of the domestic thermal power enterprises with the largest heat supply. In addition, there are two 300MW electric and co-generation units in Shijiazhuang Thermal Power, which are in the preliminary stage of development.

河北華電石家莊裕華熱電有限公司 Hebei Huadian Shijiazhuang Yuhua Thermal Power Co., Ltd.* is a non wholly-owned subsidiary of Shijiazhuang Thermal Power, which is owned as to 60% by Shijiazhuang Thermal Power and the remaining 40% by 河北華峰投資有限公司 Hebei Huafeng Investment Co. Ltd.*. It was incorporated on 26 July 2006 with a registered capital of RMB65,000,000. At present, it has already obtained approval documents for two 300MW electric and co-generation units which is under construction and this company will be principally engaged in power generation and heat supply as its future business. Upon the completion of construction and operation of several planned projects under construction, the installed capacity of Shijiazhuang Thermal Power will increase substantially and its power generation and heating supply areas will also increase steadily.

Financial information

Set out below is certain financial information reviewed by KPMG, certified public accountants in Hong Kong, and is extracted from the financial statements of Shijiazhuang Thermal Power prepared in accordance with International Financial Reporting Standards:

	As at 30 September 2007 *(RMB'000)*
Net assets	1,117,028

	For the year ended 31 December 2005 *(RMB'000)*	**For the year ended 31 December 2006** *(RMB'000)*	**For the nine months ended September 2007** *(RMB'000)*
Turnover	1,094,277	1,102,340	815,132
Operating profit	152,935	89,270	125,343
Profit before taxation	80,238	18,918	74,552
Net profit (after taxation)	81,815	19,518	59,613

According to the consolidated financial statements of the company prepared in accordance with PRC Accounting Standards and audited by CRCPA, the net profit of the company were approximately RMB19.518 million and RMB59.613 million respectively for the year ended 31 December 2006 and the nine months ended 30 September 2007.

In accordance with PRC Accounting Standards, upon Completion, as the Company and Shijiazhuang Thermal Power are both under the control of China Huadian, the Acquisition will be reflected as a combination of entities under common control and accounted for in a manner of merger accounting. Accordingly, the assets and liabilities of Shijiazhuang Thermal Power will be accounted for at historical costs and the financial statements of the Company prior to the Acquisition will be restated to include the results of operations of Shijiazhuang Thermal Power on a combined basis.

- **Hebei Hydro-power**

Hebei Hydro-power, a wholly-owned subsidiary of China Huadian, was incorporated on 14 June 2005 with a current registered capital of RMB10,000,000.

Hebei Hydro-power, formerly known as Shijiazhuang Hydro-power General Plant, was set up in December 1989, comprising the former Gangnan Hydro-power Plant, Huangbizhuang Hydro-power Station and Wangkuai Hydro-power Plant. In June 2005, it was reorganized into a limited liability company. Prior to the Acquisition, Hebei Hydro-power was wholly-owned by China Huadian.

Hebei Hydro-power currently has four power generating units, with a total capacity of 57MW, one of which is located in Huangbizhuang with a capacity of 16MW and the remaining three are in Gangnan. The power generating units are put into operation on a daily basis according to the water release plan of the water system.

Financial information

Set out below is certain financial information reviewed by KPMG, certified public accountants in Hong Kong, and is extracted from the financial statements of Hebei Hydro-power prepared in accordance with International Financial Reporting Standards:

	As at 30 September 2007 *(RMB'000)*
Net assets	15,485

	For the year ended 31 December 2005 *(RMB'000)*	**For the year ended 31 December 2006** *(RMB'000)*	**For the nine months ended September 2007** *(RMB'000)*
Turnover	25,536	25,870	19,275
Operating profit	230	952	2,673
Profit before taxation	293	1,144	2,840
Net profit (after taxation)	(9)	969	1,808

According to the financial statements of the company prepared in accordance with PRC Accounting Standards and audited by CRCPA, the net profit of the company were approximately RMB0.97 million and RMB1.808 million respectively for the year ended 31 December 2006 and the nine months ended 30 September 2007.

In accordance with PRC Accounting Standards, upon Completion, as the Company and Hebei Hydro-power are both under the control of China Huadian, the Acquisition will be reflected as a combination of entities under common control and accounted for in a manner of merger accounting. Accordingly, the assets and liabilities of Hebei Hydro-power will be accounted for at historical costs and the financial statements of the Company prior to the Acquisition will be restated to include the results of operations of Hebei Hydro-power on a combined basis.

There has been no significant change in the financial position of each of the Target Companies since 30 September 2007.

Upon Completion, Hangzhou Banshan, Shijiazhuang Thermal Power and Hebei Hydro-power will become subsidiaries of the Company while Za-gunao Hydroelectric will become an associate of the Company. The results of Hangzhou Banshan, Shijiazhuang Thermal Power and Hebei Hydro-power will be consolidated by the Company while the result of Za-gunao Hydroelectric will be equity accounted for by the Company after the Acquisition.

(iii) Land use right and property ownership information of the Target Companies

Land use right information of the Target Companies

The Target Companies occupy 35 parcels of land with a total site area of approximately 2,514,425.17 sq.m.. All the land use right certificates of these 35 parcels of land have been obtained by the Target Companies.

There are other 31 parcels of land with a total site area of approximately 4,161,429 sq.m. which are currently occupied by the Target Companies for the projects under construction. The Target Companies are in the process of applying for the land use right certificates of these 31 parcels of land.

Property ownership information of the Target Companies

The Target Companies occupy a total of 268 buildings with a total site area of approximately 266,729.04 sq.m.. Of these buildings, the building ownership certificates of 95 buildings with a total site area of approximately 73,150.49 sq.m. have been obtained by the Target Companies. The Target Companies are in the process of applying for the building ownership certificates of the remaining 173 buildings with a total site area of approximately 193,578.55 sq.m..

The appraised value of the Equity Interests in the Target Companies has taken into account the above 31 parcels of land with a total site area of approximately 4,161,429 sq.m. which are occupied by the Target Companies for the projects under construction and the 173 buildings with a total site area of approximately 193,578.55 sq.m. for which the building ownership certificates have not been obtained by the Target Companies.

In the event that the Company is not permitted to occupy or use those properties under the PRC laws, the Company may have to re-locate the relevant sites and this may cause disruption to the normal operations of the relevant Target Companies and may have adverse effect on the financial situations of the Target Companies and the Group. However, China Huadian issued a letter of commitment to the Company on 15 January 2008 pursuant to which China Huadian has guaranteed to the Company that it will (i) assist the Company in obtaining the relevant certificates of the land use rights and buildings of the relevant Target Companies and (ii) compensate the Company for any losses and damages which may arise in the event that the relevant certificates of the land use rights and buildings of the relevant Target Companies cannot obtained.

Valuation of property interests of the Target Companies

In order to provide more information to the Shareholders in respect of the Acquisition, the Company has engaged Jones Lang LaSalle Sallmanns, an independent valuer, to assess the market value of the property interests of the Target Companies as at 31 December 2007. The total market value of these property interests has been assessed by Jones Lang LaSalle Sallmanns at RMB19,589,000. The valuation report prepared by Jones Lang LaSalle Sallmanns is included in Appendix I to this circular.

(3) Reasons and benefits of the Acquisition

The Acquisition is to implement the Company's strategy of development of "carrying out development and acquisition simultaneously while placing equal importance on efficiency and scale". The Acquisition is significant for the following reasons:

(i) It allows the Company to continue to expand into new areas, accelerate the pace of the Company in achieving its objective to become a national electricity generator.

The Company has developed rapidly since its incorporation. As of 31 December 2007, the Company has generation units with total controlled or invested installed capacity of 21,425.7MW and has extended the locations of its assets from Shandong Province to Sichuan Province, Ningxia Province, Anhui Province and Henan Province. The Company currently has a total installed capacity of 12,528MW in Shandong Province, which accounted for 32% of the total amount of power maintained in the Shandong Province power grid and is the largest private electricity generator in Shandong Province. The Company endeavours to ensure that its installed generation capacities are in line with the development of the Shandong power grid. At the same time, in order to achieve the objective of continuous expansion, the Company has to strengthen its expansion outside Shandong Province through new project development as well as by assets acquisition. The Company currently has a total installed capacity of 8,897.7MW outside Shandong province. Upon Completion, the Company will have generating units outside the Shandong province with total installed capacity of 11,117.7MW, which will account for 47.02% of the total installed capacity of the Company. Accordingly, the Acquisition is consistent with the Company's development strategy and represents an important strategic step in achieving the Company's objective of becoming a national electricity generator.

(ii) The assets proposed to be acquired generally have strong profitability with long-term growth prospects. The Company will directly benefit from the rapid growth in the three electricity regional markets and therefore support the continuing development of the Company.

The combined turnover and net profit of the Target Companies (in accordance with International Financial Reporting Standards) from January to September 2007 were approximately RMB2,643 million and approximately RMB171 million respectively. The Acquisition will further enhance the income and profit of the Company, increase the profit per Share and value to the Shareholders, thus bringing a greater return to the Shareholders.

The Company anticipates that the electric power consumption in Zhejiang, Hebei and Sichuan provinces will continue to grow steadily. The Acquisition will not only increase the installed capacity of the Company by 2,220MW and the electricity resources of the Company in the three regions, but will also enable the Company to have a direct opportunity to enter the north-east and north-west power markets and to strengthen its position in Sichuan market, thereby enabling the Company to better grasp the benefits of the developing Zhejiang, Hebei and Sichuan regions, which creates a new momentum for the Company's further growth.

Through the Acquisition, the Company will, in addition to acquiring the Target Companies' assets in Zhejiang, Hebei and Sichuan, acquire the development rights of the existing projects of the Target Companies in the above areas. At present, the assets of the Acquisition include a 600MW coal-fired generator and a 363MW hydro-powered generator under development. The aforementioned projects will give powerful support to the Company's continuing development.

(iii) As the controlling shareholder of the Company, China Huadian shows full support to the Company.

As one of the five largest power generation groups in the PRC, China Huadian always actively support the development and external expansion of the Company. The acquisition of quality assets of China Huadian in Zhejiang, Hebei and Sichuan provinces from China Huadian with reference to the value appraised by an independent valuer indicates the strategic position of the Company in China Huadian.

(iv) It will be beneficial to the Company's diverse development of source of electric power structure, and will constitute a new profit growth point.

Among the target assets of the Acquisition, gas-fired power generators accounted for a total installed capacity of 1,170MW and hydro-power generation units accounted for an installed capacity of 285MW. After Completion, hydro-power generation units and gas-fired generation units will account for 6.2% of the total installed capacity of the Company, which will further increase to 7.4% after the completion of those projects under constructions in the Target Companies. Hydro-power generation projects and gas-fired generation projects are in line with the energy-saving and emission reduction strategic policy and planning of the PRC. The injection of such assets and projects as part of the Acquisition will diversify the electricity development structure of the Company, which will provide an important support to the consistent and stable development of the Company.

The Directors believe that the Acquisition and the terms of the Acquisition Agreement are fair and reasonable, and are in the interest of the Company and the Shareholders as a whole.

(4) Financial effect of the Acquisition

The Board expects that part of the proceeds from the proposed Bonds with Warrants Issue will be used to pay the Consideration.

As at 31 December 2007, the Company had a total controlled or invested installed capacity of 21,425.7MW and an interested installed capacity of 16,309.7MW. Upon Completion, it is expected that the total controlled or invested installed capacity of the Company will increase by 2,220MW and the interested installed capacity will increase by 1,497.1MW. Moreover, the installed capacity of projects under construction owned by the Company will increase by 963MW and the interested installed capacity of projects under construction will increase by 473.1MW. The rate of increase in installed capacity matches with the strategy of the Company in business development.

The Acquisition will bring positive effects on the Company's business development in the power generation business and places the Company in a favourable position in the power generation market in the PRC. On the assumption that there will be no significant change in the economic and market conditions in the PRC, the Board believes that the revenue and earnings from the Company's principal business will be further enhanced following the Acquisition.

Prior to the Acquisition, the unaudited consolidated total assets and unaudited consolidated total liabilities of the Company's were approximately RMB62.93 billion and RMB46.48 billion respectively. Upon Completion, the respective financial statements of Hangzhou Banshan, Shijiazhuang Thermal Power and Hebei Hydro-power will be consolidated into the consolidated financial statements of and the financial statements of Za-gunao Hydroelectric will be equity accounted by the Company, which will increase the total assets and total liabilities of the Company.

On the earnings side, it is expected that the Acquisition will bring about an increase in the earnings of the Company upon Completion. Based on PRC accounting standards, the audited net profit after tax and minority interests of Za-gunao Hydroelectric for the nine months ended 30 September 2007 was approximately RMB12.94 million; the audited net profit after tax and minority interests of Hangzhou Banshan for the nine months ended 30 September 2007 was approximately RMB96.561 million; the audited net profit after tax and minority interests of Shijiazhuang Thermal Power for the nine months ended 30 September 2007 was approximately RMB59.613 million; the audited net profit after tax and minority interests of Hebei Hydro-power for the nine months ended 30 September 2007 was approximately RMB1.808 million. Upon Completion, the respective financial statements of Hangzhou Banshan, Shijiazhuang Thermal Power and Hebei Hydro-power will be consolidated into the consolidated financial statements of and the financial statements of Za-gunao Hydroelectric will be equity accounted by the Company, which will increase the earnings per share of the Company.

In addition, Shijiazhuang Thermal Power has two 300MW electric and co-generation units in construction which are expected to commence operation by the end of 2008 and in the beginning of 2009 respectively. The projects in construction in Za-gunao Hydroelectric, i.e. three 65MW hydro-power generating units in Shiziping Hydro-power Station and three 56MW hydro-power generating units in Gucheng Hydro-power Station will come into use after completion of the construction in the end of 2008. The commencement of operation of the above-mentioned projects will increase the profit earning ability of Shijiazhuang Thermal Power and Za-gunao Hydroelectric, and exert favorable effect on the Company.

4. PROPOSED BONDS WITH WARRANTS ISSUE

The proposed Bonds with Warrants Issue will be in an amount of not more than RMB5,300 million, with no more than 53 million certificates of Bonds to be issued. Subscribers of the Bonds shall obtain the Warrants attached to the Bonds without further consideration. Subject to approval of the competent authorities, including approvals of CSRC and the Shanghai Stock Exchange, the Bonds and the Warrants will be listed on the Shanghai Stock Exchange after issuance. As at the Latest Practicable Date, the Company is still in the process of applying for such approvals. The major terms of the issuance are as follows:

(1) Issuance size

The proposed Bonds with Warrants will be in an amount of not more than RMB5,300 million, with no more than 53 million certificate of Bonds to be issued. Subscribers of the Bonds shall obtain the Warrants attached to the Bonds at no consideration.

It will be proposed at the EGM to authorise the Board to determine the details of the size of issuance and the number of Warrants attached to the Bonds in accordance with market conditions, subject to the conditions that the aggregate amount of the proceeds raised after full exercise of the Warrants attached to the Bonds shall not exceed the total amount of the Bonds proposed to be issued, and that the maximum number of A Shares which will be issued as a result of full exercise of the Warrants will not exceed 20% of the total number of issued and outstanding A Shares as at the date on which the General Mandate has been granted by the Shareholders. The actual number of Warrants to be attached to each certificate of Bonds cannot be determined as at the Latest Practicable Date.

(2) Listing of the Securities

The Bonds, Warrants and A Shares to be issued upon the exercise of the Warrants later on will be listed on the Shanghai Stock Exchange.

(3) Issuance price

The Bonds with Warrants will be issued at a nominal value of RMB100 each. The Warrants attached to the Bonds are to be distributed to the subscribers of the Bonds on a pro rata basis without any additional fees.

(4) Issuance target

Institutional investors, existing holders of A Shares and the public investors having maintained shareholders' account for ordinary shares in RMB (A Shares) at the Shanghai Stock Exchange (except for those prohibited under the laws and regulations of the PRC).

(5) Issuance method

Holders of the A Shares are entitled to preferential subscription rights in respect of the proposed Bonds with Warrants Issue. Not less than 50% of the proposed Bonds with Warrants will be reserved for preferential subscription by holders of the A Shares. It will be proposed at the EGM to authorise the Board to determine the detailed percentage of issuance in accordance with circumstantial factors, and to disclose the same in the offering memorandum for the Bonds with Warrants.

The portion not taken up by holders of the A Shares and the remaining portion will be issued to qualified investors according to market conditions.

(6) Term of the Bonds

Six years from the date of issuance of the Bonds with Warrants.

(7) Interest rate of the Bonds with Warrants

It will be proposed at the EGM to authorise the Board to determine the interest rate and the method of determining the interest rate according to market conditions together with the main underwriter(s). The interest rate will be disclosed in the offering memorandum for the Bonds with Warrants.

(8) Term and method of repayment for principal and interest

Interest will be paid once a year after the date of issuance. Within five trading days after the expiry date of the Bonds with Warrants, the Company will prepay all the matured due Bonds according to the nominal value of the Bonds together with interest accrued for the period concerned.

(9) Term of redemption

If the application of the proceeds from the proposed Bonds with Warrants Issue is substantially different from the application of proceeds disclosed in the offering memorandum, which amounts to a change in the application of proceeds as specified in the relevant rules and regulations of CSRC, the holders of the Bonds are entitled to demand for a once-and-for-all redemption of the Bonds by the Company at the nominal value together with the interest accrued for the period concerned.

(10) Guarantee matters

It will be proposed at the EGM to authorise the Board to determine whether the proposed Bonds with Warrants Issue requires a guarantee in accordance with the market conditions, and to complete the relevant matters accordingly. Under the current PRC laws and regulations, there is no such requirement for a guarantee for issuing the proposed Bonds with Warrants. In the event that the Board believes that a guarantee is necessary, the Company and China Huadian or a relevant third party will enter into a guarantee agreement. Such a guarantee may cover the principal, interests, damages, compensation and expenses incurred for enforcing the Bonds.

(11) Term of the Warrants

12 months from the date of listing of the Warrants.

(12) Conversion period of the Warrants

The holders of the Warrants are entitled to exercise the Warrants from the date of listing of the Warrants until five trading days prior to the expiry of 12 months after the listing of the Warrants.

(13) Proportion of exercise rights for the Warrants

The Warrants are exercisable on a 1:1 basis, that is, one Warrant represents the right to subscribe for one A Share.

(14) Exercise price of the Warrants and adjustment of the exercise price of the Warrant

The exercise price of Warrants which represent one A Share will be determined according to the following principles:

the exercise price shall not be lower than the average price of the A Shares as quoted for 20 trading days before the date of issuance of the offering memorandum and the average price of the A Shares one trading day before the date of issuance of the offering memorandum, the average price of the H Shares as quoted for 20 trading days before the date of issuance of the offering memorandum and the average price of the H Shares one trading day before the issuance of the offering memorandum. The details of the exercise price and the method of determination will be proposed at the EGM to authorise the Board for determination in accordance with the market conditions and negotiations with the main underwriter(s) to the extent of the scope set out hereinabove. It is expected that the total proceeds from the full exercise of the Warrants amount to not more than RMB5,300 million, however, the terms of the exercise price have not been fixed as at the Latest Practicable Date.

During the term of the Warrants, in the event that the trading of A Shares is on ex-right or ex-dividend basis, the exercise price and the proportion of exercise rights of the Warrants shall be adjusted accordingly.

(1) When the trading of A Shares is on ex-rights basis, the exercise price and the proportion of exercise rights for the Warrants shall be adjusted according to the formula as follows:

New exercise price = Existing exercise price x (the reference price of A Shares on the ex-rights day / the closing price of A Shares on the trading day before the ex-rights day);

New proportion of exercise rights = Existing proportion of exercise rights x (the closing price of A Shares on the trading day before the ex-rights day / the reference price of A Shares on the ex-rights day).

(2) When the trading of A Shares is on ex-dividend basis, the proportion of exercise rights for the Warrants remain unchanged, and the exercise price shall be adjusted according to the formula as follows:

New exercise price = Existing exercise price x (the reference price of A Shares on the ex-dividend day / the closing price of A Shares on the trading day before the ex-dividend day).

(15) Issue of Warrants in compliance with the Hong Kong Listing Rules

The new A Shares proposed to be issued upon full exercise of the Warrants, when aggregated with all other equity securities which remain to be issued on exercise of any other subscription rights, will not exceed 20% of the total number of issued A Shares as at the date on which the General Mandate has been granted by the Shareholders. The proposed term of the Warrants is 12 months from the date of listing of the Warrants. As such, the Company confirms that the proposed issue of Warrants will comply with Rule 15.02 of the Hong Kong Listing Rules.

Below is a table showing the change of shareholding of the Company before and after the proposed Bonds with Warrants Issue and after full exercise of the Warrants:

Shareholder	Type of Shares	Number of Shares held as at the Latest Practicable Date and after the proposed Bonds with Warrants Issue	Approximate percentage of shareholding in the total issued share capital of the Company	Number of Shares held after the full exercise of the Warrants (assuming the total number of A Shares to be issued is 918,011,240)	Approximate percentage of shareholding in the total issued share capital of the Company
Holders of A Shares	A Shares	4,590,056,200	76.23%	5,508,067,440	79.38%
Holders of H Shares	H Shares	1,431,028,000	23.77%	1,431,028,000	20.62%
	Total	6,021,084,200	100%	6,939,095,440	100%

(16) Use of proceeds from the proposed issuance

The proceeds from the proposed Bonds with Warrants Issue will be applied as to:

1. approximately RMB2,000,000,000 for the Acquisition (the final Consideration will be the amount stated in the valuation report by China Enterprise Appraisals, which is subject to the endorsement by the SASAC);

2. approximately RMB260,000,000 for the first phase construction of power plants of Anhui Huadian Wuhu Power Generation Company Limited[Note 1];

3. approximately RMB650,000,000 for the first phase construction of power plants of Anhui Huadian Suzhou Power Generation Company Limited[Note 1];

4. approximately RMB490,000,000 for the construction of power plants in Baoshan for Huadian Xinxiang Power Generation Company Limited[Note 1];

5. approximately RMB1,500,000,000 to repay the Company's borrowings from financial institutions; and

6. the remaining proceeds will be used as working capital of the Company.

Note 1: Anhui Huadian Wuhu Power Generation Company Limited, Anhui Huadian Suzhou Power Generation Company Limited and Huadian Xinxiang Power Generation Company Limited are subsidiaries of the Company, the results of which are consolidated in the financial statements of the Company.

The proceeds from the exercise of the Warrants will be applied as to:

1. subject to shareholders' approval at the time of the acquisition in the future, approximately RMB3,000,000,000 to acquire all or part of the electricity assets of China Huadian in Fujian, Tianjin, Hunan, Jiangsu, Hubei and Inner Mongolia which are in accordance with the industry policy and have been approved by the competent authorities; and

2. the remaining proceeds to be used for repayment of the Company's outstanding borrowings from financial institutions.

In the event that the proceeds raised from the proposed Bonds with Warrants Issue and the exercise of the Warrants are not consistent with the factual progress of applicable ratification, approval and endorsement applications and implementation of these projects, the Company will first fund the investment in the projects with other resources and then utilize the same to replenish its working capital when the proceeds are received. The Company will arrange the use of proceeds according to the factual progress of applicable ratification, approval and endorsement applications, the implementation and the funding needs of these projects.

In the event that the proceeds raised are less than the proceeds required for the purposes stated in the above, the Company will solve the issues with other methods depending on the circumstances. Any surplus from the proceeds raised will be applied to supplement working capital of the Company.

(17) The Specific Explanatory Report

The Company has previously obtained approval from the CSRC in 2005 to make a public offer of 765,000,000 A Shares from 20 January 2005 to 27 January 2005. The net proceeds from such offer of A Shares reached RMB1,885,501.153.40, of which, as at 31 December 2005, RMB 475,500,000 was used to repay bank loans for acquisition of 80% equity interest in Sichuan Guangan Power Generation Company Limited; RMB 320,000,000 was used to repay of bank loans of Guangan Phase II Project and payment of construction expenses; RMB 60,000,000 was used to invest in Zhongning Company's expansion project; and RMB 1,030,001,200 was used to invest in Zouxian Plant Phase IV project. Such uses were in line with the utilisation plan as disclosed in the prospectus in relation to such offer. Details in relation to the proceeds raised by the Company from the issue of 765,000,000 A Shares in 2005 are set out in the Specific Explanatory Report.

The Specific Explanatory Report is subject to Shareholders' approval by way of an ordinary resolution pursuant to requirements of the CSRC. The Specific Explanatory Report will be tabled at the EGM and made available to Shareholders prior to passing of the relevant resolution. The Specific Explanatory Report is also available at the website of the Shanghai Stock Exchange at www.sse.com.cn.

(18) The Feasibility Analysis Report

Details in relation to the use of proceeds to be raised by the Company from the proposed Bonds with Warrants Issue are set out in the Feasibility Analysis Report. The Feasibility Analysis Report is subject to Shareholders' approval by way of an ordinary resolution pursuant to requirements of the CSRC. The Feasibility Analysis Report will be tabled at the EGM and made available to Shareholders prior to passing of the relevant resolution. The Feasibility Analysis Report is also available at the website of Shanghai Stock Exchange at www.sse.com.cn.

(19) Validity of the resolutions

The resolutions approving the proposed Bond with Warrants Issue to be passed at the EGM will be valid for 12 months, starting from the date of the passing of such resolutions.

(20) Authorisations to complete matters related to the proposed Bond with Warrants Issue

The Board is proposed to be authorized by the Shareholders at EGM on the following matters:

1. Subject to the laws, regulations and other regulatory documents, the resolution passed at the EGM and to the extent of the scope as permitted by the articles of association, the Board is proposed to be authorized to determine the specific terms and proposal prior to the proposed Bond with Warrants Issue in accordance with the requirements of the regulatory authorities and the circumstances of the Company after considering then market conditions, and the status relating to approval, consent and filing of the investment projects, and to formulate and implement the final proposal for the Bonds with Warrants, including but not limited to determine the actual size of the proposed Bonds with Warrants Issue, the proportion of subscription rights of the holders of A Shares, interest rate of the Bonds, to deal with the matters relating to guarantee for the proposed Bonds with Warrants Issue, the exercise price of the Warrants, to determine the rights of meeting of holders of the Bonds and the procedure for convening such meeting and the conditions for taking effect of the resolutions passed in such meeting, to determine the timing and other relevant matters in respect of the proposed Bonds with Warrants Issue.

2. The Board is proposed to be authorised to determine the specific arrangements on the use of proceeds as stated above and to make adjustment in accordance with the progress relating to approval, consent and filing of the investment projects to be invested by the net proceeds of the proposed Bonds with Warrants Issue, and the actual progress and actual proceeds raised, and the actual investment amount and implementation progress of investment projects. Subject to compliance with the then PRC laws, if the PRC government announces new regulations in relation to the issue of bonds with warrants, or the regulatory authorities have new requirements, or there are changes in market conditions, except for the items which require to be reconsidered by shareholders' meeting according to relevant laws and regulations or articles of associations of the company, the Board will, subject to the laws and regulations of the PRC, requirements of the regulatory authorities (including the opinions and replies to the application on the issuance of Bonds with Warrants) and market conditions at that time, adjust the proposal for Bonds with Warrants Issue and use of proceeds accordingly.

3. Any executive Director or person entrusted by an executive Director is proposed to be authorised to produce, amend, approve, supplement, execute, submit and implement all contracts, agreements and documents regarding to the proposed Bonds with Warrants Issue and the listing of the Warrants.

4. Any executive Director or person entrusted by an executive Director is proposed to be authorised to handle the registration of securities and keep of records in relation to the proposed Bonds with Warrants Issue.

5. Any executive Director or person entrusted by an executive Director is proposed to be authorised to complete matters relating to the listing of the Bonds and Warrants.

6. Any executive Director or person entrusted by an executive Director is proposed to be authorised to, after the period for exercising the Warrants, amend the relevant provisions of the articles of association of the Company, and to complete the filing and change of registration in accordance with the actual exercise conditions.

7. The Board is proposed to be authorised to complete other matters relating to the proposed Bonds with Warrants Issue.

The Company only has a present intention to issue the Bonds with Warrants. The Shareholders and potential investors should be aware that the proposed Bonds with Warrants Issue is subject to the conditions set out above being fulfilled or waived, as applicable, and consequently the proposed Bonds with Warrants Issue may or may not proceed. Accordingly, they are advised to exercise caution when dealing in the Shares.

5. THE PROPOSED SUBSCRIPTIONS OF THE BONDS WITH WARRANTS

(1) Subscription of Bonds with Warrants by China Huadian and Shandong International Trust Corporation

On 26 February 2008, China Huadian notified the Company that, upon the offer of the Bonds with Warrants, it intends to exercise its subscription rights to subscribe for (i) not more than such number of Bonds with Warrants in proportion to its existing shareholding in the Company; and (ii) not less than such maximum number of Bonds with Warrants that may be purchased with RMB500 million.

On 26 February 2008, Shandong International Trust Corporation also notified the Company that, upon the offer of the Bonds with Warrants, it intends to exercise its subscription rights to subscribe for not more than (i) such number of Bonds with Warrants in proportion to its existing shareholding in the Company; or (ii) such maximum number of Bonds with Warrants that may be purchased with RMB400 million.

(2) Terms of Subscriptions

China Huadian and Shandong International Trust Corporation will subscribe for the proposed Bonds with Warrants upon the same terms and conditions upon which other holders of A Shares, institutional investors and the public investors in the PRC domestic market who will subscribe for the Bonds with Warrants.

(3) Conditions of the proposed Subscriptions

Completion of the Subscriptions is conditional upon, in addition to the conditions for the proposed Bonds with Warrants Issue, the approval of the Subscriptions, including the issue and allotment of the Bonds with Warrants to China Huadian and Shandong International Trust Corporation, by the Independent Shareholders at the EGM.

(4) Effect on shareholding structure of the Company

For indicative purpose only, to the best knowledge of the Directors, the shareholding structure of the Company (a) as at the Latest Practicable Date; and (b) upon full exercise of the Warrants by each holder of the Bonds with Warrants, assuming (1) the proposed Bonds with Warrants is in an amount of RMB5,300 million with 53 million Bonds with Warrants issued; (2) 918,011,240 A Shares are issued upon full exercise of the Warrants; (3) China Huadian and Shandong International Trust Corporation will subscribe for the proposed Bonds with Warrants in accordance with the minimum and maximum subscriptions proposed by each of them; (4) the Warrants are exercisable on a 1:1 basis; and (5) no new Share will be issued from the Latest Practicable Date until the full exercise of the Warrants, is as follows:

	Number of Shares held as at the Latest Practicable Date	Approximately percentage of shareholding in the total issued share capital of the Company as at the Latest Practicable Date	Number of Shares upon full exercise of the Warrants (assuming the total number of A Shares to be issued is 918,011,240)	Approximately percentage of shareholding in the total issued share capital of the Company upon full exercise of the Warrants	Number of Shares upon full exercise of the Warrants (assuming the total number of A Shares to be issued is 918,011,240)	Approximately percentage of shareholding in the total issued share capital upon full exercise of the Warrants
China Huadian	2,961,061,853	49.18%	3,047,716,966 *Note (a)*	43.92%	3,257,168,038 *Note (b)*	46.94%
Shandong International Trust Corporation	800,766,729	13.30%	800,766,729 *Note (c)*	11.54%	870,090,819 *Note (d)*	12.54%
Public holders of A Shares	828,227,618	13.75%	1,659,583,745	23.92%	1,380,808,583	19.90%
Public holders of H Shares	1,431,028,000	23.77%	1,431,028,000	20.62%	1,431,028.000	20.62%
Total	**6,021,084,200**	**100.00%**	**6,939,095,440**	**100.00%**	**6,939,095,440**	**100.00%**

Notes:

(a) This assumes that the minimum subscription by China Huadian is not less than such maximum number of Bonds with Warrants that may be purchased with RMB500 million.

(b) This assumes that the maximum subscription by China Huadian for not more than such number of Bonds with Warrants in proportion to its existing shareholding in the Company.

(c) This assumes that no subscription is made by Shandong International Trust Corporation.

(d) This assumes that the maximum subscription by Shandong International Trust Corporation is not more than such number of Bonds with Warrants that may be purchased with RMB400 million.

(e) The calculations in the above table are based on the assumptions, among others, that (1) the proposed Bonds with Warrants is in an amount of RMB5,300 million with 53 million Bonds with Warrants issued; and (2) 918,011,240 A Shares will be issued upon full exercise of the Warrants. The number of Warrants to be attached to each certificate of Bond is subject to numerous variables and therefore information in the above table is for indication purpose only.

If any of its connected person (other than China Huadian and Shandong International Trust Corporation) exercises its rights and subscribes for the Bonds with Warrants under the proposed issue of Bonds with Warrants, the Company will comply with reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules. As far as the Company is aware, having made all reasonable enquiry, no connected person of the Company (other than China Huadian and Shandong International Trust Corporation) has a present intention to subscribe for the Bonds with Warrants and no Shareholder who has a material interest is required to abstain from voting at the EGM (other than China Huadian and Shandong International Trust Corporation will abstain from voting at the respective resolutions relating to the subscription of the Bonds with Warrants by China Huadian and Shandong International Trust Corporation).

6. GENERAL INFORMATION OF THE PARTIES TO THE ACQUISITION AND THE SUBSCRIPTIONS

(1) General Information of the Company

The Company is one of the largest independent listed power generation companies in the PRC. The principal activities of the Company include construction and operation of power plants and other business related to power generation.

(2) General Information of China Huadian and Shandong International Trust Corporation

China Huadian is a wholly State-owned enterprise principally engaged in the business of development, investment, construction, operation and management of electric power sources, coal and other electricity related business, as well as the coordinating of electric (thermal) power production and sale.

Shandong International Trust Corporation is principally engaged in trust related businesses, investment fund businesses, reorganization of and project financing businesses, and other guarantee and consultancy businesses.

7. THE EGM

The Company will convene the EGM for the Shareholders or the Independent Shareholders (as the case may be) to consider and, if appropriate, approve, inter alia, (i) the General Mandate by way of a special resolution; (ii) the terms of the Acquisition Agreement and the Acquisition by way of an ordinary resolution (China Huadian and its associate(s) will abstain from voting on this resolution); (iii) the proposed Bonds with Warrants Issue by way of a special resolution; (iv) the proposed subscription of Bonds with Warrants by China Huadian by way of an ordinary resolution (China Huadian and its associate(s) will abstain from voting on this resolution); (v) the proposed subscription of Bonds with Warrants by Shandong International Trust Corporation by way of an ordinary resolution (Shandong International Trust Corporation and its associate(s) will abstain from voting on this resolution); (vi) the Feasibility Analysis Report by way of an ordinary resolution; and (vii) the Specific Explanatory Report by way of an ordinary resolution.

To the best knowledge of the Directors, China Huadian is the controlling shareholder of the Company holding approximately 49.18% equity interest in the Company, and is therefore a connected person of the Company for the purpose of the Hong Kong Listing Rules. The Acquisition will constitute a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. As the relevant percentage ratios in relation to the Acquisition exceed 2.5%, the Acquisition will be subject to reporting, announcement and independent shareholders' approval requirements. As the relevant percentage ratios are more than 5% but less than 25%, the Acquisition also will constitute a discloseable transaction of the Company pursuant to Rule 14.06(2) of the Hong Kong Listing Rules. China Huadian and its associates will abstain from voting in respect of the resolution in relation to the approval of the Acquisition Agreement and the transaction contemplated thereunder.

As stated in the above, China Huadian is a connected person of the Company, and therefore its subscription of the Bonds with Warrants, if implemented, will constitute a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. As at the Latest Practicable Date, Shandong International Trust Corporation is a substantial shareholder holding approximately 13.30% equity interest in the Company, and is therefore a connected person of the Company. As such, its subscription of the Bonds with Warrants, if implemented, will constitute a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules.

Pursuant to the Hong Kong Listing Rules, the proposed Subscriptions will be subject to reporting, announcement and independent shareholders' approval requirements.

Votes for all resolutions in the EGM shall be taken by way of poll. The Independent Board Committee, comprising all the independent non-executive Directors, will be formed to advise the Independent Shareholders as to (i) the fairness and reasonableness of the Acquisition and whether the Acquisition is in the interest of the Company and the Shareholders as a whole (Shandong International Trust Corporation and its associate(s) are considered to be independent shareholders of the Company for the purpose of approving the Acquisition and the Acquisition Agreement, as they are neither involved nor interested in the Acquisition); and (ii) the proposed subscriptions of the Bonds with Warrants by China Huadian and Shandong International Trust Corporation and whether the proposed subscriptions of the Bonds with Warrants by China Huadian and Shandong International Trust Corporation are in the interest of the Company and the Shareholders as a whole. China Merchants was appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

8. RECOMMENDATION

The Directors are of the opinion that (i) the General Mandate; (ii) the terms of the Acquisition Agreement and the transactions contemplated thereunder; (iii) the proposed Bonds with Warrants Issue; and (iv) the proposed subscriptions of the Bonds with Warrants by China Huadian and Shandong International Trust Corporation are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders or the Independent Shareholders (as the case may be) to vote in favour of the relevant resolutions to be proposed at the EGM.

Your attention is drawn to the letter from the Independent Board Committee set out on pages 34 to 35 which contains its recommendation to the Independent Shareholders on the terms of the Acquisition Agreement and the proposed Subscriptions, and the letter of advice from China Merchants, the text of which is set out on pages 36 to 68 of this circular containing its advice to the Independent Board Committee and the Independent Shareholders. The Independent Shareholders are advised to read the aforesaid letters before deciding as to how to vote on the resolutions approving the Acquisition Agreement and the proposed Subscriptions respectively.

9. FURTHER INFORMATION

Your attention is also drawn to the additional information set out in the appendices to this circular.

Yours faithfully,
For and on behalf of the Board
Huadian Power International Corporation Limited*
Cao Peixi
Chairman

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock Code: 1071)

25 March 2008

To the Independent Shareholders

Dear Sir or Madam,

(1) DISCLOSEABLE AND CONNECTED TRANSACTION: PROPOSED ACQUISITION OF EQUITY INTERESTS IN FOUR COMPANIES FROM CHINA HUADIAN; (2) CONNECTED TRANSACTION: PROPOSED SUBSCRIPTION OF BONDS WITH WARRANTS BY CHINA HUADIAN AND SHANDONG INTERNATIONAL TRUST CORPORATION

We refer to the circular (the "Circular") dated 25 March 2008 despatched to the shareholders of Huadian Power International Corporation Limited* (the "Company") of which this letter forms a part. Unless the context requires otherwise, terms and expressions defined in the Circular shall have the same meanings in this letter.

We have been appointed as members of the Independent Board Committee to advise the Independent Shareholders on (i) whether the terms of the Acquisition Agreement and the transactions contemplated thereunder (Shandong International Trust Corporation and its associate(s) are considered to be independent shareholders of the Company for the purpose of approving the Acquisition and the Acquisition Agreement, as they are neither involved nor interested in the Acquisition); and (ii) the proposed subscriptions of the Bonds with Warrants by China Huadian and Shandong International Trust Corporation are fair and reasonable and in the interests of the Company and the Shareholders as a whole. China Merchants has been appointed to advise the Independent Board Committee and Independent Shareholders in respect of the terms of the Acquisition Agreement and the transactions contemplated thereunder and the proposed subscriptions of the Bonds with Warrants by China Huadian and Shandong International Trust Corporation.

We wish to draw your attention to the letter from the Board set out on pages 1 to 33 of the Circular and the letter from China Merchants set out on pages 36 to 68 of the Circular.

* *For identification only*

Having considered the advice given by China Merchants, we are of the opinion that the terms of the Acquisition Agreement and the transactions contemplated thereunder and the proposed subscriptions of the Bonds with Warrants by China Huadian and Shandong International Trust Corporation are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the relevant resolutions to be proposed at the EGM.

Yours faithfully,
For and on behalf of the Independent Board Committee
Huadian Power International Corporation Limited*
Independent Non-executive Directors
Zhao Jinghua, Ding Huiping, Wang Chuanshun, Hu Yuanmu

The following is the text of the letter of advice from China Merchants to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

48th Floor,
One Exchange Square,
Central,
Hong Kong

25 March 2008

Huadian Power International Corporation Limited
14 Jingsan Road,
Jinan, Shandong Province,
The People's Republic of China

To: the Independent Board Committee and the Independent Shareholders of Huadian Power International Corporation Limited

Dear Sirs,

(1) DISCLOSEABLE AND CONNECTED TRANSACTION: PROPOSED ACQUISITION OF EQUITY INTERESTS IN FOUR COMPANIES FROM CHINA HUADIAN; AND (2) CONNECTED TRANSACTION: PROPOSED SUBSCRIPTION OF BONDS WITH WARRANTS BY CHINA HUADIAN AND SHANDONG INTERNATIONAL TRUST CORPORATION

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Acquisition and the proposed Subscriptions, details of which are contained in the letter from the Board (the "**Letter from the Board**") of the circular dated 25 March 2008 (the "**Circular**") issued by the Company to the Shareholders, of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise requires.

As China Huadian is the controlling shareholder of the Company, which, to the best knowledge of the Directors, held approximately 49.18% of the equity interest in the Company as at the Latest Practicable Date, China Huadian is therefore a connected person of the Company for the purpose of the Hong Kong Listing Rules. Shandong International Trust Corporation is a connected person of the Company by virtue of being a substantial shareholder having approximately 13.30% equity interest of the Company as at the Latest Practicable Date. As such, the Acquisition and the proposed Subscriptions will constitute connected transactions for the Company under Chapter 14A of the Hong Kong Listing Rules, and will be subject to independent Shareholders' approval. The Acquisition and the proposed Subscriptions are subject to the approvals by the Independent Shareholders by way of poll at the EGM.

In our capacity as the independent financial adviser to the Independent Board Committee and the Independent Shareholders, our role is to provide you with an independent opinion and recommendation as to (1) whether the Acquisition is (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned, and in the interests of the Group and the Shareholders as a whole; (2) whether the proposed Subscriptions are (i) on normal commercial terms and (ii) fair and reasonable so far as the Independent Shareholders are concerned, and in the interests of the Group and the Shareholders as a whole; and (3) whether the Independent Shareholders should vote in favour of the resolutions to approve the Acquisition and the proposed Subscriptions at the EGM.

BASIS OF OUR OPINION

In formulating our advice and recommendation, we have relied on the accuracy of the information and facts supplied, and the opinions expressed by the Company, the Directors and the Company's management to us. We have assumed that all statements of belief and intention made by the Directors in the Circular were made after due enquiries. We have also assumed that all information, representations and opinion made or referred to in the Circular were true, accurate and complete at the time they were made and will continue to be true up to the date of the EGM. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company, the Directors and the Company's management, and we have been advised by the Directors that no material facts have been omitted from the information provided by or referred to in the Circular.

In rendering our opinion, we have researched, analyzed and relied on information in relation to the Company and the Acquisition as set out below:

(i) the Acquisition Agreement;

(ii) the annual report of the Company for the year ended 31 December 2005;

(iii) the annual report of the Company for the year ended 31 December 2006;

(iv) the interim report of the Company for the six months ended 30 June 2007 (the "**Interim Report**"); and

(v) the Circular.

We have also researched, analyzed and relied on information as set out below:

(i) China Statistical Yearbook 2007 (《中國統計年鑑－2007年》), China Statistical Yearbook 2006 (《中國統計年鑑－2006年》) and China Statistical Yearbook 2005 (《中國統計年鑑－2005年》) published by the National Bureau of Statistics of China (中華人民共和國國家統計局);

(ii) the Eleventh Five-Year National Economic and Social Development Planning Summary of the PRC (中華人民共和國國民經濟和社會發展第十一個五年規劃綱要) (the "**Eleventh Five-Year Summary**");

(iii) the official website of National Development and Reform Commission (國家發展和改革委員會) of the PRC;

(iv) the official website of State Electricity Regulatory Commission (國家電力監管委員會) of the PRC; and

(v) the information published on the official website of the Hong Kong Stock Exchange.

We have assumed such information to be accurate and reliable and have not carried out any independent verification on the accuracy of such information, which provides us with a basis on which we have been able to formulate our independent opinion. We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We also consider that we have performed all reasonable steps as required under Rule 13.80 of the Hong Kong Listing Rules (including the notes thereto) to formulate our opinion and recommendation. We have not, however, conducted any form of in-depth investigations into the business affairs, financial position and future prospects of the Group and the parties to the Acquisition Agreement and the proposed Subscriptions, nor carried out any independent verification of the information supplied, representations made or opinions expressed by the Company, the Directors and the Company's management.

PRINCIPAL FACTORS AND REASONS CONSIDERED

I. BACKGROUND

1. Information on the Group

The Company is one of the largest independent listed power generation companies in the PRC. The principal activities of the Group include construction and operation of power plants and other business related to power generation. As at the Latest Practicable Date, the Group's business operations covered Shandong, Sichuan, Ningxia, Henan and Anhui. The Group's turnover, operating profit and operating profit margin for the three years ended 31 December 2006 and the six months ended 30 June 2007 (prepared under the International Financial Reporting Standards (the "**IFRS**")) are set out below:

	Year ended 31 December			**Six months ended 30 June**
	2004	**2005**	**2006**	**2007**
	(RMB'000)	*(RMB'000)*	*(RMB'000)*	*(RMB'000)*
	(Audited)	*(Audited)*	*(Audited)*	*(Unaudited)*
The Group's turnover	10,175,438	13,300,397	15,130,927	8,538,701
The Group's operating profit	2,017,473	2,053,738	2,295,868	1,191,606
The Group's operating profit margin	19.8%	15.4%	15.2%	14.0%

From the year ended 31 December 2004 to the year ended 31 December 2006, (i) the Group's audited turnover achieved a compound average growth rate ("**CAGR**") of approximately 21.9% per annum; and (ii) the Group's audited operating profit achieved a CAGR of approximately 6.7% per annum. As advised by the Directors, the growth in the Group's turnover and operating profit was mainly attributable to (i) the favorable market conditions; and (ii) the rise in electricity consumption in the PRC.

We noted that for the three years ended 31 December 2006, the Group's operating profit margin decreased gradually. As advised by the Directors, such decrease was mainly attributable to higher unit cost of coal, being the major fuel for thermal plants, and increase in depreciation expenses as a result of the commencement of operations of the Group's new generating units.

2. Information on China Huadian

As referred to in the Letter from the Board, China Huadian is a wholly state-owned enterprise which is principally engaged in the business of development, investment, construction, operation and management of electric power sources, coal and other electricity related business, as well as the coordinating of electric (thermal) power production and sale. China Huadian is the controlling shareholder of the Company, which, to the best knowledge of the Directors, held approximately 49.18% of the equity interests in the Company as at the Latest Practicable Date.

3. Information on the Target Companies

Set out below is the general information on each of the Target Companies as referred to in the Letter from the Board:

Name of company	Relationship with China Huadian	Province	Existing total controlled or invested installed capacity	Interested installed capacity	Approved installed capacity of projects under construction	Total installed capacity upon completion of the projects under construction	Nature of power plant
Za-gunao Hydroelectric	Owned as to 49% by China Huadian	Sichuan	228MW	111.72MW	363MW	591MW	Hydro-power
Hangzhou Banshan	Owned as to 64% by China Huadian	Zhejiang	1,435MW	918.40MW	—	1,435MW	Coal-fired power and gas-fired power
Shijiazhuang Thermal Power	Owned as to 82% by China Huadian	Hebei	500MW	410MW	600MW	1,100MW	Coal-fired power
Hebei Hydro-power	Wholly-owned by China Huadian	Hebei	57MW	57MW	—	57MW	Hydro-power
Total			2,220MW	1,497.12MW	963MW	3,183MW	

4. Energy consumption in the PRC

Set out below is the consumption of energy in the PRC from 2002 to 2006:

Consumption of energy in the PRC


Unit
10,000 tons of SCE
300,000
250,000
200,000
150,000
100,000
50,000
0
2002
2003
2004
2005
2006
Year

Source: China Statistical Yearbook 2007 (《中國統計年鑑－2007年》) published by the National Bureau of Statistics of China (中華人民共和國國家統計局)

Based on China Statistical Yearbook 2007 (《中國統計年鑑－2007年》) published by the National Bureau of Statistics of China (中華人民共和國國家統計局), the energy consumption in the PRC increased from approximately 1,518 million tons of Standard Coal Equivalent ("**SCE**") in 2002 to approximately 2,462.7 million tons of SCE in 2006, representing a CAGR of approximately 12.9% per annum.

5. **Electricity consumption in the PRC**

Set out below is the consumption of electricity in the PRC from 2002 to 2006:

Consumption of electricity in the PRC from 2002 to 2006


Unit
100 million KWH
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2002
2003
2004
2005
2006
Year

Source: China Statistical Yearbook 2007 (《中國統計年鑑－2007年》), China Statistical Yearbook 2006 (《中國統計年鑑 － 2006年》) and China Statistical Yearbook 2005 (《中國統計年鑑 － 2005年》) published by the National Bureau of Statistics of China (中華人民共和國國家統計局)

The consumption of electricity increased from approximately 1,633,150 million KWH in 2002 to approximately 2,858,800 million KWH in 2006, representing a CAGR of approximately 15% per annum. The Directors believe that the growth was driven by rapid economic growth, improvement in living standards, increasing levels of industrial activity and a favourable regulatory environment in the PRC.

Taking into account (i) the robust growth of energy and electricity consumption in the PRC; (ii) the CAGR of the Group's turnover of approximately 21.9% per annum from the year ended 31 December 2004 to the year ended 31 December 2006; and (iii) the CAGR of the Group's operating profit of approximately 6.7% per annum from the year ended 31 December 2004 to the year ended 31 December 2006, the Directors expect that the Group's business performance will continue to achieve a stable growth in the coming years.

6. Electricity consumption by region

The following table sets out the electricity consumption of each of Shandong, Sichuan, Ningxia, Henan and Anhui, being the major operating regions of the Group from 2002 to 2006:

Electricity consumption by region
(Unit: 100 million KWH)

	2002	2003	2004	2005	2006	CAGR
Shandong	1,242	1,396	1,640	1,912	2,272	16.3%
Sichuan	661	760	857	943	1,059	12.5%
Ningxia	179	212	270	303	378	20.5%
Henan	916	1,042	1,191	1,353	1,524	13.6%
Anhui	390	445	516	582	662	14.1%

Source: China Statistical Yearbook 2007 (《中國統計年鑑－2007年》) published by the National Bureau of Statistics of China (中華人民共和國國家統計局)

The following table sets out the electricity consumption of each of Zhejiang, Hebei and Sichuan, being the major operating regions of the Target Companies from 2002 to 2006:

Electricity consumption by region
(Unit: 100 million KWH)

	2002	2003	2004	2005	2006	CAGR
Zhejiang	1,011	1,233	1,384	1,642	1,909	17.2%
Hebei	966	1,099	1,291	1,502	1,735	15.8%
Sichuan	661	760	857	943	1,059	12.5%

Source: China Statistical Yearbook 2007 (《中國統計年鑑－2007年》) published by the National Bureau of Statistics of China (中華人民共和國國家統計局)

From 2002 to 2006, (i) the CAGR of electricity consumption in Shandong, Sichuan, Ningxia, Henan and Anhui ranged from approximately 12.5% per annum to approximately 20.5% per annum; and (ii) the CAGR of electricity consumption in Hebei, Zhejiang and Sichuan ranged from approximately 12.5% per annum to approximately 17.2% per annum. The Directors consider that the historical growth rates in energy consumption in the regions in which the Target Companies operate are comparable with those in the regions in which the existing operations of the Group operate.

7. Latest development in the PRC policies in relation to the energy production industry

Pursuant to the Eleventh Five-Year Summary, the PRC Government has identified environmental protection and increasing efficiency in energy utilization as the major objectives for the development of the power industry in the PRC. The Eleventh Five-Year Summary has laid much emphasis on large capacity and high efficiency power generation, and encouraged the further development of hydro-power and wind power.

We noted that the PRC Government has promulgated and implemented a number of policies and measures to reshape the electricity power generation industry of the PRC since July 2007. The key policies and measures which have been promulgated and implemented since July 2007 are set out below:

Date of promulgation	Policies and measures	Issued by
July 2007	Supervisory methods on full amount purchase of electricity generated from recyclable energy resources (「電網企業全額收購可再生能源電量監管辦法」)	State Electricity Regulatory Commission (國家電力監管委員會)
August 2007	Provisional methods on allocation of energy-saving electricity power generation (「節能發電調度辦法(試行)」)	National Development and Reform Commission (國家發展和改革委員會) State Environmental Protection Administration (國家環境保護總局) State Electricity Regulatory Commission (國家電力監管委員會) Office of The National Energy Leading Group (國家能源領導小組辦公室)

September 2007	Medium and long term planning on recyclable energy (「可再生能源中長期發展規劃」)	National Development and Reform Commission (國家發展和改革委員會)

Source: the official websites of National Development and Reform Commission (國家發展和改革委員會) and State Electricity Regulatory Commission (國家電力監管委員會).

Based on the policies and measures set out in the table above, we expect that the focus on electricity power generation in the PRC would be increasingly shifted from thermal power generation to environmental-friendly methods of power generation. We consider that such is in line with the PRC Government's new energy policy during the Eleventh Five-year Plan period.

II. REASONS FOR AND BENEFITS OF THE ENTERING INTO OF THE ACQUISITION AGREEMENT

As advised by the Directors, the earnings growth of the Group are mainly affected by (i) the consumption of electricity in the PRC; and (ii) the increase in generation capacity of power plants. As advised by the Directors, it is not uncommon for electricity power generation companies in the PRC to expand their power generation capacities in an attempt to improve their business performance and profitability in the years to come.

We consider that the Acquisition would bring the following benefits to the Group after Completion:

1. Geographical expansion into other provinces of the PRC

Recently, widespread power shortages have been experienced in the PRC nationally, which led to regular power cuts and other measures to limit the use of electricity. The Directors consider that the Acquisition would enable the Group to serve the strong demand for electricity in the provinces of Hebei and Zhejiang, and will offer new drivers for business growth by geographical expansion into these regions. In addition, the Acquisition will strengthen the market penetration of the Group in Sichuan.

2. Expansion in power generation capacities

The Directors consider that, given that (i) the aggregate interested installed capacity of the Group will increase from 16,309.7MW to 17,806.8MW immediately upon Completion (representing an increase of approximately 9.2%); and (ii) the aggregate controlled or invested capacity of the Group will increase from 21,425.7MW to 23,645.7MW immediately upon Completion (representing an increase of approximately 10.4%), the Acquisition will be instrumental in the Group's business growth in the years to come.

3. Business objectives of the Group

As referred to in the Interim Report, two of the major business objectives of the Group are (i) to take advantage of power source projects of China Huadian across the PRC and to accelerate the Group's expansion in domestic power generation business; and (ii) to further optimize power source structure and regional structure, to actively develop new energy projects, and to accelerate the development of hydro-power projects. The Acquisition is in line with the aforesaid business objectives and demonstrates the Group's commitment to such objectives.

4. Integration of power generation capability

Upon Completion, the Group will enhance its integrated capability of coal-fired, hydro-power and gas-fired generation. The Directors consider that such will bolster the Group's competitiveness in the PRC market. The Directors also believe that the PRC Government's encouragement for the further development of hydro-power generation in the Eleventh Five-year Period will help accelerate the business growth of Za-gunao Hydroelectric and Hebei Hydro-power.

The Directors believe that the above benefits which are expected to be brought by the Acquisition would enable the Group to achieve business expansion and accretion in earnings in the years to come. Taken into account the above, we are of the view that the entering into the Acquisition Agreement is in the ordinary and usual course of business of the Group, and is in the interests of the Group and the Shareholders as a whole.

III. MAJOR TERMS OF THE ACQUISITION AGREEMENT

1. The Consideration

(a) Basis of the Consideration

Pursuant to the Acquisition Agreement, the Consideration amounted to RMB2,011,043,500 (equivalent to approximately HK$2,179.76 million), which was determined based on the attributable appraised values of the Equity Interests in the Target Companies as at 30 September 2007 extracted from the valuation reports (the "**PRC Valuation Reports**") prepared by China Enterprise Appraisals, a PRC independent qualified valuer. Set out below are the considerations and the attributable appraised values for the Equity Interests in the Target Companies based on information set out in the Letter from the Board:

Target company	Consideration *(RMB)*	Percentage of equity interests to be acquired	Attributable appraised value in the PRC Valuation Reports *(RMB)*	Premium/ (discount) over/ to appraised value
Za-gunao Hydroelectric	216,980,500	49%	216,980,500	0%
Hangzhou Banshan	578,668,700	64%	578,668,700	0%
Shijiazhuang Thermal Power	1,178,457,300	82%	1,178,457,300	0%
Hebei Hydro-power	36,937,000	100%	36,937,000	0%
Total	2,011,043,500		2,011,043,500	

We noted that the consideration for the equity interests of each of the Target Companies is equal to the respective attributable appraised value of the Equity Interests in the Target Companies.

As advised by China Enterprise Appraisals, the PRC Valuation Reports were principally prepared based on the cost replacement method, which determines the value of an asset by assuming the value of such asset is equal to the cost of reproducing or replacing it, less depreciation from physical deterioration and functional and economic obsolescence. As referred to in the PRC Valuation Reports, the valuation of the Target Companies prepared by China Enterprise Appraisals was conducted in accordance with the relevant rules and regulations regarding asset valuation in the PRC, and is subject to final confirmation by SASAC and may be adjusted pursuant to the requirement thereof. As advised by the Directors, pursuant to the Provisional Measures on the Management of Acquisition of the State-owned Property Rights of Enterprises (企業國有產權轉讓管理暫行辦法) effective from 1 February 2004, the consideration for the acquisition of State-owned assets shall be based on the value appraised by a qualified valuer endorsed by or filed with the relevant PRC government regulatory authorities. In view of the above and as confirmed by the Directors that China Enterprise Appraisals is a qualified valuer endorsed by or filed with the relevant PRC government regulatory authorities, we consider that the Consideration, which is based on the appraised values, is in line with our understanding of the aforesaid PRC regulation.

(b) *Comparable companies*

We have assessed the Consideration against comparable companies in the same sector (the "**Comparable Companies**"). We have identified the following companies listed on the Hong Kong Stock Exchange which are principally engaged in the generation and supply of electricity in the PRC that are broadly comparable to the Group and the Target Companies. However, we have to point out that although the analysis of Comparable Companies can reflect current market conditions in the industry and provide a guideline for valuation, it does not include differences in accounting policies and standards as well as differences in local regulations, operating environment, business model, taxation and other unique characteristics of different companies. Although no adjustment has been made in respect of the above differences, we believe that the following analysis still provides a meaningful benchmark to assess the Consideration, given that the business nature of the Comparable Companies are similar to that of the Company and the Target Companies.

Company name	Stock code	Market capitalization as at the Latest Practicable Date *(Note 1)* *In million RMB*	Equity-based generation capacity *(Note 2)* *MW*	Market capitalization *(Note 3)*/ equity-based generation capacity *In million RMB/MW*	Price to earnings multiple ("PE") as at the Latest Practicable Date *(Note 4)*	Price to book ratio ("PB") as at the Latest Practicable Date *(Note 5)*
Huaneng Power International, Inc.	902	58,058.4	28,187.0	2.1	9.6	1.3
China Resources Power Holdings Company Limited	836	56,197.8	8,003.0	7.0	25.8	3.6
Datang International Power Generation Co., Ltd.	991	40,147.5	19,430.0	2.1	14.5	1.5
China Power International Development Limited	2380	7,750.8	5,348.0	1.4	11.0	0.9
Average		**40,538.6**	**15,242.0**	**3.1**	**15.2**	**1.8**
Maximum		**58,058.4**	**28,187.0**	**7.0**	**25.8**	**3.6**
Minimum		**7,750.8**	**5,348.0**	**1.4**	**9.6**	**0.9**
The Company	**1071**	**10,832.4**	**11,748.9**	**0.9**	**9.0**	**0.8**

Source: the official website of the Hong Kong Stock Exchange

Notes:

1. Computations of relevant market capitalisation of Huaneng Power International, Inc. and Datang International Power Generation Co., Ltd. in the table above are based on the closing prices of their H shares as quoted on the Hong Kong Stock Exchange as at the Latest Practicable Date. Computations of relevant market capitalization of China Resources Power Holdings Company Limited and China Power International Development Limited in the table above are based on the closing prices of their listed ordinary shares as quoted on the Hong Kong Stock Exchange as at the Latest Practicable Date.

2. Equity-based generation capacity of a company is the product of that company's equity interest in the company's subsidiaries and the generating capacity of the company's subsidiaries, plus the generating capacity of the company itself, as disclosed in the latest published annual report of the company.

3. For the purpose of the calculation of the ratio of market capitalization to equity-based generation capacity, it is adopted that the translation rate of HK$ to RMB is HK$1.00 = RMB0.9226.

4. The earnings are based on the audited consolidated net profit attributable to the shareholders as set out in their audited accounts for the year ended 31 December 2006 which were (i) prepared under IFRS for the Comparable Companies (except for China Resources Power Holdings Company Limited) and the Company; and (ii) prepared under Hong Kong Financial Reporting Standards for China Resources Power Holdings Company Limited.

5. The net assets value of the Comparable Companies and the Company are based on the consolidated capital and reserves attributable to the shareholders as set out in their latest published unaudited interim accounts which were (i) prepared under IFRS for the Comparable Companies (except for China Resources Power Holdings Company Limited) and the Company; and (ii) prepared under Hong Kong Financial Reporting Standards for China Resources Power Holdings Company Limited.

We noted that the ratios of market capitalization (as at the Latest Practicable Date) to equity-based generation capacity (in million RMB/MW) of the Comparable Companies range from approximately 1.4 to approximately 7.0, with an average of approximately 3.1. The PE of the Comparable Companies range from approximately 9.6 to approximately 25.8 with an average of approximately 15.2, and the PB of the Comparable Companies range from approximately 0.9 to approximately 3.6, with an average of approximately 1.8.

(c) Comparable acquisitions

We have, to the best of our knowledge, information and belief, performed searches on the official website of the Hong Kong Stock Exchange and identified acquisitions of electricity generating plants and/or businesses (the "**Comparable Acquisitions**") by companies listed on the Hong Kong Stock Exchange since 1 January 2007 up to and including the Latest Practicable Date. We noted that the relevant valuation multiples of the Comparable Acquisitions are prepared in accordance with the PRC Generally Accepted Accounting Principles (the "**PRC GAAP**") or IFRS and there may be significant differences between the PRC GAAP and the IFRS adopted by those Comparable Companies and the Target Companies. Although no adjustment has been made in respect of the above differences, we believe that following analysis still provides a meaningful benchmark to assess the Consideration, as the Comparable Acquisitions were related to acquisitions of electricity generating plants and/or businesses by companies which are engaged in similar business nature of the Company and the Target Companies.

Company name	Stock code	Date of announcement	Transaction type	Consideration *In million RMB*	Accounting Policy	Equity based generation capacity *MW*	Consideration/ equity-based generation capacity *In million RMB/MW*	PE *(Note1)*	PB *(Note2)*
China Resources Power Holdings Company Limited	836	30 May 2007	Acquisition of equity interests in power plant	1,806	PRC GAAP	540	3.3	36.7	2.1
China Resources Power Holdings Company Limited	836	4 June 2007	Acquisition of equity interests in power plant	530	PRC GAAP	590	0.9	12.7	1.1
China Resources Power Holdings Company Limited	836	4 July 2007	Acquisition of equity interests in power plant	1,968	IFRS	660	3.0	33.4	5.2
China Resources Power Holdings Company Limited	836	30 October 2007	Acquisition of equity interests in coal mines and power plants	614	PRC GAAP	121	5.1	22.8	1.2
China Power International Development Limited	2380	16 November 2007	Acquisition of power plant	944.63	Not stated	600	1.6	N/A	1.1
China Power International Development Limited	2380	30 December 2007	Acquisition of equity interests in power plant	749.5	Not stated	255.1	2.9	N/A	1.2
Huaneng Power International, Inc.	902	3 December 2007	Acquisition of equity interests in power plant	420	PRC GAAP	468	0.9	N/A	1.1
Average							**2.5**	**26.4**	**1.9**
Maximum							**5.1**	**36.7**	**5.2**
Minimum							**0.9**	**12.7**	**1.1**

Source: the official website of the Hong Kong Stock Exchange

Note:

1. The respective PE of the Comparable Acquisitions are determined based on the consideration of the Comparable Acquisitions and the earnings of the respective listed companies as stated in their announcements.

2. The respective PB of the Comparable Acquisitions are determined based on the consideration of the Comparable Acquisitions and the net book values of the respective listed companies as stated in their announcements.

As referred to in the Letter from the Board, the final Consideration will be the amount stated in the PRC Valuation Reports which is endorsed by SASAC. The Company currently anticipates that SASAC may endorse certain adjustment to the PRC Valuation Reports and the extent of such adjustment cannot be determined as at the Latest Practicable Date. We are of the view that a downward adjustment to the Consideration would be favourable to the Company and an upward adjustment of 10% to the Consideration is acceptable. We performed an analysis on the Consideration based on three scenarios upon different adjustments to the Consideration. As advised by the Directors, in the event that the final amount of the Consideration is greater than the Consideration by more than 10%, the Company will issue another letter of advice from the independent financial adviser with its view on the adjustment to the Consideration. Set out below are (i) the net profits (after tax), net asset values and interested installed capacity attributable to the equity interests of the Target Companies; and (ii) the relevant ratios as compared to the Consideration based on three scenarios upon different adjustments to the Consideration:

	Unit		**Scenario 1** *(Note 1)*	**Scenario 2** *(Note 2)*	**Scenario 3** *(Note 3)*
Consideration	Million RMB	(a)	2,011	1,810	2,212
Net profit (after tax) attributable to equity interests of the Target Companies for the nine months ended 30 September 2007 *(Note 4)*	Million RMB	(b)	118.8	118.8	118.8
Net asset value attributable to equity interests of the Target Companies as at 30 September 2007 *(Note 4)*	Million RMB	(c)	1,512.8	1,512.8	1,512.8

Interested installed capacity of the Target Companies	MW	(d)	1,497.1	1,497.1	1,497.1
Target Companies PE		(a)/(b)	16.9	15.2	18.6
Target Companies PB		(a)/(c)	1.3	1.2	1.5
Consideration to Target Companies Installed Capacity	Million RMB/MW	(a)/(d)	1.3	1.2	1.5

Notes:

1. The Consideration equals to RMB2,011,043,500 ("Scenario 1").

2. The adjusted consideration equals to RMB1,809,939,150, representing a downward adjustment of 10% to the Consideration ("Scenario 2").

3. The adjusted consideration equals to RMB2,212,147,850, representing an upward adjustment of 10% to the Consideration ("Scenario 3").

4 The financial statements of the Target Companies were audited and prepared under PRC GAAP.

From the above table, we noted that the ratio of the Consideration to the net profit (after tax) attributable to the Equity Interests of the Target Companies for the nine months ended 30 September 2007 (the "**Target Companies PE**") amounted to (i) approximately 16.9 under Scenario 1; (ii) approximately 15.2 under Scenario 2; and (iii) approximately 18.6 under Scenario 3. The ratio of the Consideration to the net asset value attributable to the Equity Interests of the Target Companies as at 30 September 2007 (the "**Target Companies PB**") amounted to (i) approximately 1.3 under Scenario 1; (ii) approximately 1.2 under Scenario 2; and (iii) approximately 1.5 under Scenario 3. The ratio of the Consideration to the interested installed capacity of the Target Companies (in million RMB/MW) (the "**Consideration to Target Companies Installed Capacity**") amounted to (i) approximately 1.3 under Scenario 1; (ii) approximately 1.2 under Scenario 2; and (iii) approximately 1.5 under Scenario 3.

(i) PE comparison

We noted that the Target Companies PE under Scenario 1 amounted to approximately 16.9 which is (i) within the range of the PE of the Comparable Companies ranging from approximately 9.6 to approximately 25.8; and (ii) lower than the average PE of the Comparable Acquisitions of approximately 26.4. As such, we are of the view that the Target Companies PE under Scenario 1 is considered to be fair as compared with the PE of the Comparable Companies and favourable as compared with the average PE of the Comparable Acquisitions.

We also noted that the Target Companies PE amounted to approximately 15.2 under Scenario 2 and approximately 18.6 under Scenario 3, which are also (i) within the range of the PE of the Comparable Companies ranging from approximately 9.6 to approximately 25.8; and (ii) lower than the average PE of the Comparable Acquisitions of approximately 26.4. As such, we are of the view that the Target Companies PE under Scenario 2 and Scenario 3 are considered to be fair as compared with the PE of the Comparable Companies, and are favourable as compared with the average PE of the Comparable Acquisitions.

(ii) PB comparison

The Target Companies PB under Scenario 1 amounted to approximately 1.3, which is lower than (i) the average PB of the Comparable Companies of approximately 1.8; and (ii) the average PB of the Comparable Acquisitions of approximately 1.9. As such, we are of the view that the Target Companies PB under Scenario 1 is considered to be favourable as compared with the average PB of the Comparable Companies and the Comparable Acquisitions.

We also noted that the Target Companies PB amounted to approximately 1.2 under Scenario 2 and amounted to approximately 1.5 under Scenario 3, which are lower than (i) the average PB of the Comparable Companies of approximately 1.8; and (ii) the average PB of the Comparable Acquisitions of approximately 1.9. As such, we are of the view that the Target Companies PB under Scenario 2 and Scenario 3 are considered to be favourable as compared with the average PB of the Comparable Companies and the Comparable Acquisitions.

(iii) Consideration to installed capacity comparison

The Consideration to Target Companies Installed Capacity (in million RMB/MW) under Scenario 1 amounted to approximately 1.3, which is lower than (i) the average ratio of market capitalization to equity-based generation capacity (in million RMB/MW) of the Comparable Companies of approximately 3.1; and (ii) the average ratio of consideration to equity-based generation capacity of the Comparable Acquisitions of approximately 2.5. We are of the view that the Consideration to Target Companies Installed Capacity is considered to be favourable as compared with the average ratio of market capitalization to equity-based generation capacity of the Comparable Companies, and the average ratio of consideration to equity-based generation capacity of the Comparable Acquisitions.

We also noted that the Consideration to Target Companies Installed Capacity (in million RMB/MW) amounted to approximately 1.2 under Scenario 2 and approximately 1.5 under Scenario 3, which are lower than (i) the average ratio of market capitalization to equity-based generation capacity (in million RMB/MW) of the Comparable Companies of approximately 3.1; and (ii) the average ratio of consideration to equity-based generation capacity of the Comparable Acquisitions of approximately 2.5. We are of the view that the Consideration to Target Companies Installed Capacity under Scenario 2 and Scenario 3 are considered to be favourable as compared with the average ratio of market capitalization to equity-based generation capacity of the Comparable Companies, and the average ratio of consideration to equity-based generation capacity of the Comparable Acquisitions.

Based on the above analysis, we consider that an upward adjustment of the Consideration of 10% is acceptable.

(d) Comparable connected transactions

We have, to the best of our knowledge, information and belief, performed searches on the official website of the Hong Kong Stock Exchange and identified connected transactions (the "**Comparable Connected Transactions**") since 1 January 2007 up to and including the Latest Practicable Date involving the acquisition of assets or businesses from connected parties by listed H share companies and adopted the appraised values as the basis to determine the relevant considerations. We compared the premium/discount of considerations over/to appraised values of the Comparable Connected Transactions. However, we have to point out that although the analysis of Comparable Connected Transactions can reflect transaction benchmark and provides a guideline for valuation, it does not include differences in industries, accounting policies and standards as well as differences in local regulations, operating environment, business model, taxation and other unique characteristics of different target companies. However, we believe the following analysis still provides a meaningful benchmark to assess the Consideration.

The following table sets out the approximate considerations, appraised values and the premium/discount of considerations over/to appraised values of the Comparable Connected Transactions:

Listed company	**Stock code**	**Transaction date**	**Consideration of the target(s)** *(RMB million)*	**Appraised value attributable to the target(s)** *(RMB million)*	**Premium/ (discount) over/to appraised value attributable to the target(s)**
Jiangxi Copper Company Limited	358	16 March 2007	1,785.3	1,785.3	0%
Shanghai Prime Machinery Company Limited	2345	13 April 2007	98	98	0%
Irico Group Electronics Company Limited	438	17 August 2007	279.6	279.6	0%
Sichuan Expressway Company Limited	107	5 October 2007	1,098.3	1,097	0.1%
Yanzhou Coal Mining Company Limited	1171	4 December 2007	747.3	756	(1.2%)
Tsingtao Brewery Company Limited	168	28 December 2007	171.0	174.3	(1.9%)
Qingling Motors Co., Ltd	1122	21 January 2008	427.3	427.3	0%

Source: the official website of the Hong Kong Stock Exchange

Based on the above, we noted that (i) the consideration for one of the Comparable Connected Transactions was at a very small premium over the appraised value attributable to the target(s); (ii) the considerations for four of the Comparable Connected Transactions were equal to the appraised value attributable to the target(s); and (iii) the consideration for two of the Comparable Connected Transactions were at a discount of less than 2% to the appraised value attributable to the target(s). Given that the Consideration is equal to the appraised values attributable to the Equity Interests in the Target Companies, we consider that the Consideration is fair and reasonable so far as the Independent Shareholders are concerned.

2. Other major terms of the Acquisition Agreement

(a) Conditions precedent

As referred to in the Letter from the Board, the Acquisition Agreement shall become effective upon the following conditions having been fulfilled:

(i) both parties have duly signed the Acquisition Agreement;

(ii) the filing procedures of the valuation results in relation to the Equity Interests of the Target Companies with the supervising SASAC has been completed;

(iii) written consents not to exercise their respective pre-emptive rights having been obtained from each of the shareholders in Za-gunao Hydroelectric, Shijiazhuang Thermal Power and Hangzhou Banshan other than China Huadian;

(iv) the Independent Shareholders (Shandong International Trust Corporation and its associate(s) are considered independent shareholders for the purpose of approving the Acquisition and the Acquisition Agreement, as they are neither involved or interested in the Acquisition) have approved the terms under the Acquisition Agreement and the Acquisition; and

(v) approval by SASAC for the transfer of Equity Interests in the Target Companies by way of an agreement.

As at the Latest Practicable Date, the aforementioned conditions precedent (i) and (iii) have been fulfilled.

(b) Financing of the Consideration

The Consideration will be financed by part of the net proceeds from the issuance in the principal amount of up to RMB5,300 million of the proposed Bonds with Warrants Issue which are convertible into new A Shares, and proposed to be issued by the Company within the PRC and to be listed on the Shanghai Stock Exchange.

(c) Completion and payment of Consideration

(i) within five Business Days after the execution of the Acquisition Agreement, the Company shall make an advance payment of RMB402,208,700, representing 20% of the Consideration, to China Huadian. As at the Latest Practicable Date, the Company has made such advance payment to China Huadian;

(ii) within five Business Days after the Effective Date, the Company shall make a further payment of RMB623,423,485, representing 31% of the Consideration, to China Huadian;

(iii) the remaining purchase consideration shall be paid within one year from the Effective Date, and the Company shall also pay China Huadian the interests accrued during the deferred payment period in accordance with the bank lending rates during such deferred payment period; and

(iv) for the period commencing from the Completion Date and ending on the date when the remaining Consideration has been fully paid, the Company shall pledge its Equity Interests in the Target Companies in favour of China Huadian as security for the remaining Consideration to be paid by the Company to China Huadian.

(d) Termination Provisions

Both parties shall use all reasonable endeavours to procure all the conditions precedent to be satisfied on or before 31 December 2008, otherwise the Company shall have the right to terminate the Acquisition Agreement. We consider that such arrangement allows sufficient time and provides flexibility for Completion, which is in the interests of the Group and the Independent Shareholders as a whole.

IV. OTHER FACTORS

In assessing the Acquisition as a whole, we have considered a number of other factors as set out below:

1. Certain properties in the PRC that are occupied and used by the Target Companies are subject to title defects.

Based on the information provided by the Directors, as at the Latest Practicable Date,

(i) Shijiazhuang Thermal Power had not obtained building ownership certificates in respect of 99 buildings;

(ii) Hangzhou Banshan had not obtained building ownership certificates in respect of 73 buildings;

(iii) Za-gunao Hydroelectric had not obtained building ownership certificate in respect of one building; and

(iv) there are other 31 parcels of land with a total site area of approximately 4,161,429 sq.m., which are currently occupied by the Target Companies for the projects under construction. The Target Companies are in the process of applying for the land use right certificates of these 31 parcels of land.

Without the aforesaid land use right certificates and building ownership certificates, the Target Companies will not be able to establish definitive rights as owner of those properties under the PRC laws. Such defects in title ownership may adversely affect the rights of the relevant Target Companies to occupy and use those land and buildings. In the event the Company is not permitted to occupy or use those properties under the PRC laws, the Company may have to re-locate the relevant sites and this may cause disruption to the normal operations and may affect the financial situations of the relevant Target Companies and the Group. However, as referred to in the Letter from the Board, China Huadian has issued a letter of commitment to the Company on 15 January 2008, pursuant to which China Huadian has guaranteed to the Company that it (i) will assist the Company in obtaining the relevant certificates of the land use rights and buildings of the relevant Target Companies; and (ii) will compensate the Company for any losses and damages which may arise in the event that the relevant certificates of the land use rights and buildings of the relevant Target Companies cannot be obtained. We are of the view that China Huadian has demonstrated its support to the Company in this respect and consider that it is fair and reasonable.

2. Uncertainty of water supply in the regions in which Za-gunao Hydroelectric and Hebei Hydro-power operate may adversely affect their results of operations.

The water supply and climate in a particular region are critical to the operations of hydro-power plants therein. In performing investment analysis and feasibility studies, Za-gunao Hydroelectric and Hebei Hydro-power have considered factors including the growth of electricity demand in Hebei and Sichuan provinces where the hydro-power plants are located, as well as the water supply for electricity in the local areas. However, there is no assurance that the assumptions which Za-gunao Hydroelectric and Hebei Hydro-power adopted to perform their investment analysis and feasibility studies are the most up-to-date and accurate. Any shortage in water supply may adversely affect the revenue and profits of Za-gunao Hydroelectric and Hebei Hydro-power.

3. **Increasing costs of coal and disruption in supply or shortage of coal may adversely affect the profit and the normal operation of Hangzhou Banshan and Shijiazhuang Thermal Power.**

As advised by the Directors, Shijiazhuang Thermal Power and, to a lesser degree, Hanzhou Banshan, obtained coal through a combination of purchases pursuant to allocations coordinated under the State and procurements in the open market. However, there is no assurance that there will not be any interruption or disruption in, or increase in costs or change in terms of, the coal supplies, or that there will be sufficient coal in the open market available to Hangzhou Banshan and Shijiazhuang Thermal Power to meet their future requirements. Such events may adversely affect the profit and normal operations of Hangzhou Banshan and Shijiazhuang Thermal Power.

V. THE PROPOSED SUBSCRIPTIONS

As referred to in the Letter of the Board, the Company proposes to pay the Consideration out of part of the proceeds from the proposed Bonds with Warrants Issue. The proposed Bonds with Warrants Issue will be in an amount of not more than RMB5,300 million, with no more than 53 million certificates of Bonds to be issued. Subscribers of the Bonds shall obtain the Warrants attached to the Bonds without further consideration. Subject to approval of the competent authorities, including approvals of CSRC and the Shanghai Stock Exchange, the Bonds and the Warrants will be listed on the Shanghai Stock Exchange after issuance.

As referred to in the Letter from the Board, on 26 February 2008, China Huadian notified the Company that, upon the offer of the Bonds with Warrants, it intends to exercise its subscription rights to subscribe for (i) not more than such number of Bonds with Warrants in proportion to its existing shareholding in the Company; and (ii) not less than such maximum number of Bonds with Warrants that may be purchased with RMB500 million.

On 26 February 2008, Shandong International Trust Corporation also notified the Company that, upon the offer of the Bonds with Warrants, it intends to exercise its subscription rights to subscribe for not more than (i) such number of Bonds with Warrants in proportion to its existing shareholding in the Company; or (ii) such maximum number of Bonds with Warrants that may be purchased with RMB400 million.

As referred to in the Letter from the Board, China Huadian and Shandong International Trust Corporation will subscribe for the proposed Bonds with Warrants upon the same terms and conditions upon which other holders of A Shares, institutional investors and the public investors in the PRC domestic market who will subscribe for the Bonds with Warrants.

1. Principal terms of the proposed Bonds with Warrants

We have, to the best of our knowledge, information and belief, performed searches on the website of the Hong Kong Stock Exchange and identified transactions involving issuance of bonds with warrants by listed H share companies on the Hong Kong Stock Exchange (the "**Bonds Transactions**") since 1 July 2007 up to and including the Latest Practicable Date. We noted that the principal terms of the Bonds with Warrants are similar to the terms of the Bonds Transactions. The table below sets out the principal terms of the Bonds Transactions and the principal terms of the Bonds with Warrants:

Stock name	Circular date	Offer Size *(In RMB billion)*	Offer price *(RMB per bond)*	Interest rate are to be determined by board of directors upon approval at the EGM	Term	Term and method of payment of the interests of the bonds	Early redemption available	Term of the warrants (following the listing of the warrants)	Exercise period of the warrants
ZTE Corporation (Stock code: 763)	28 August 2007	4.0	100	Yes	Five years	Annual basis	Yes	24 months	Ten trading days prior to the expiry of the term of the warrants
China Petroleum & Chemical Corporation (Stock code: 386)	28 September 2007	30	100	Yes	Six years	Annual basis	Yes	24 months	Five trading days prior to the end of the term of the warrants
Tsingtao Brewery Company Limited (Stock code: 168)	9 November 2007	1.5	100	Yes	Six years	Annual basis	Yes	18 months	Five trading days prior to the end of the term of the warrants
Jiangxi Copper Company Limited (Stock code: 358)	4 February 2008	6.8	100	Yes	Eight years	Annual basis	Yes	24 months	Five trading days prior to the 24 months after the listing of the warrants

Ping An Insurance (Group) Company of China, Ltd. (Stock code: 2318)	13 February 2008	41.2	100	Yes	Six years	Annual basis	Yes	12 months	Last five trading days of the holding period of the warrants
The Company		5.3	100	Yes	Six years	Annual basis	Yes	12 months	Five trading days prior to the expiry of 12 months after the listing of the warrants

Source: the official website of the Hong Kong Stock Exchange

(i) Terms of the warrants

The terms of the warrants of the Bonds Transactions range from 12 to 24 months. We consider that the term of 12 months is not uncommon for an issue of bonds with warrants by listed H companies in the market.

(ii) Term of bonds

The terms of bonds in the Bonds Transactions range from five to eight years. We consider that the term of six years is not uncommon for an issue of bonds with warrants by listed H companies in the market.

(iii) Interest rates

From the Bonds Transactions, we noted that the interest rates of the bonds with warrants are to be proposed at shareholders' meeting to authorise the board of directors to determine the interest rate and the method of determining the interest rate according to market conditions together with the main underwriter(s). We consider that the determination of the interest rate of the Bonds with Warrants is in line with the prevailing market practice.

(iv) Early redemption

Early redemption of the bonds with warrants is available in the Bonds Transactions in the event that there is a change in application of proceeds from the proposed issue of bonds with warrants. We consider that the early redemption of Bonds with Warrants is in line with the prevailing market practice.

(v) Exercise price of the Warrants

The exercise price of Warrants shall not be lower than (i) the average price of the A Shares as quoted for 20 trading days before the date of issuance of the offering memorandum and the average price of the A Share one trading day before the date of issuance of the offering memorandum; and (ii) the average price of the H shares as quoted for 20 trading days before the date of issuance of the offering memorandum and the average price of the H Shares one trading day before the issuance of the offering memorandum.

The details of the exercise price and the method of determination will be proposed at the EGM to authorize the Board for determination in accordance with the market conditions and negotiations with the main underwriter(s) to the extent of the scope set out above. We have compared with the determination of the exercise price of the Bonds Transactions and noted that it is not uncommon for the Bonds Transactions to set the exercise price of the warrants not to be lower than (i) the average price of the A shares as quoted for 20 trading days before the date of issuance of the offering memorandum and the average price of the A share one trading day before the date of issuance of the offering memorandum; and (ii) average price of the H shares as quoted for 20 trading days before the date of issuance of the offering memorandum and the average price of the H shares one trading day before the issuance of the offering memorandum.

We consider that the determination of the exercise price of the Bonds with Warrants is in line with the prevailing market practice, and we are of the view that it is fair and reasonable.

(vi) Adjustments to the exercise price and proportion of exercise rights of the Warrants

During the term of the Warrants, in the event the trading of A Shares is on ex-right or ex-dividend basis, the exercise price and the proportion of exercise rights of the Warrants shall be adjusted accordingly. We have compared the terms of the adjustment of exercise price and proportion of exercise rights of the Warrants with the Bonds Transactions and noted that the adjustments to the exercise price and proportion of exercise rights of the Warrants are in line with the prevailing market practices. We are of the view that the adjustments to exercise price and proportion of exercise rights of the Warrants are fair and reasonable.

In view of the above, we consider that the terms of the Bonds with Warrants have been arrived at on bases which are substantially in line with the prevailing market practice.

2. Completion of the proposed Subscriptions

Completion of the Subscriptions is conditional upon, in addition to the conditions for the proposed Bonds with Warrants Issue, the approval of the Subscriptions, including the issue and allotment of the Bonds with Warrants to China Huadian and Shandong International Trust Corporation, by the Independent Shareholders at the EGM.

3. Effect on shareholding structure of the Company

Based on the Letter from the Board, set out below is the effect of the proposed Subscriptions on the shareholding structure of the Company:

	Number of Shares held as at the Latest Practicable Date	Percentage of shareholding in the total issued share capital of the Company as at the Latest Practicable Date	Number of Shares upon full exercise of the Warrants (assuming the total number of A Shares to be issued is 918,011,240) *(Note 1)*	Percentage of shareholding in the total issued share capital of the Company upon full exercise of the Warrants	Number of Shares upon full exercise of the Warrants (assuming the total number of A Shares to be issued is 918,011,240) *(Note 2)*	Percentage of shareholding in the total issued share capital of the Company upon full exercise of the Warrants
China Huadian	2,961,061,853	49.18%	3,047,716,966	43.92%	3,257,168,038	46.94%
Shandong International Trust Corporation	800,766,729	13.30%	800,766,729	11.54%	870,090,819	12.54%
Public holders of A Shares	828,227,618	13.75%	1,659,583,745	23.92%	1,380,808,583	19.90%
Public holders of H Shares	1,431,028,000	23.77%	1,431,028,000	20.62%	1,431,028,000	20.62%
Total	6,021,084,200	100.00%	6,939,095,440	100.00%	6,939,095,440	100.00%

Notes:

1. This assumes (i) the minimum subscription by China Huadian of not less than such maximum number of Bonds with Warrants that may be purchased with RMB500 million; and (ii) no subscription by Shandong International Trust Corporation.

2. This assumes (i) the maximum subscription by China Huadian for not more than such number of Bonds with Warrants in proportion to its existing shareholding in the Company; and (ii) the maximum subscription by Shandong International Turst Corporation of not more than such number of Bonds with Warrants that may be purchased with RMB400 million.

China Huadian

From the table above, as at the Latest Practicable Date, China Huadian was interested in approximately 49.18% of the equity interests of the Company. The shareholding of China Huadian in the Company will decrease to approximately 43.92% upon full exercise of the Warrants and under the scenario stipulated under note 1 above. Upon full exercise of the Warrants and under the scenario stipulated under note 2 above, the shareholding of China Huadian in the Company will decrease to approximately 46.94%.

Shandong International Trust

As at the Latest Practicable Date, Shandong International Trust was interested in approximately 13.30% of the equity interests of the Company. The shareholding of Shandong International Trust in the Company will decrease to approximately 11.54% upon full exercise of the Warrants and under the scenario stipulated under note 1 above. The shareholding of Shandong International Trust in the Company will decrease to approximately 12.54% upon full exercise of the Warrants and under the scenario stipulated under note 2 above,

Public holders of A Shares and H Shares

As at the Latest Practicable Date, the public holders of A Shares and H Shares in the Company were altogether interested in approximately 37.52% of the equity interests of the Company. The aggregate shareholding of the public holders of A Shares and H Shares in the Company will increase to approximately 44.54% upon full exercise of the Warrants and under the scenario stipulated under note 1 above. The shareholding of the public holders of A Shares and H Shares in the Company will increase to approximately 40.52% upon full exercise of the Warrants and under the scenario stipulated under note 2 above.

Given that (i) China Huadian and Shandong International Trust Corporation will maintain the status of the controlling shareholder and second largest shareholder of the Company respectively upon full exercise of the Warrants; and (ii) the public shareholding of the Company will increase upon full exercise of the Warrants, we are of the view that the proposed Subscriptions are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the Shareholders as a whole.

VI. FINANCIAL EFFECTS OF THE ACQUISITION AND THE ISSUANCE OF BONDS WITH WARRANTS

As referred to in the Letter from the Board, immediately after Completion, Hangzhou Banshan, Shijiazhuang Thermal Power and Hebei Hydro-power will become subsidiaries of the Company and Za-gunao Hydroelectric will become an associate of the Company. As advised by the Directors, the Acquisition and the proposed Subscriptions would bring the following financial effects on the Group:

1. Earnings

The Group recorded an audited consolidated net profit attributable to the Shareholders of approximately HK$1,201.2 million for the year ended 31 December 2006. Upon Completion, the results of Hangzhou Banshan, Shijiazhuang Thermal Power and Hebei Hydro-power will be incorporated into the income statement of the Group on a consolidated basis, whilst the results of Za-gunao Hydroelectric will be equity accounted for by the Company. As a result of the proposed Bonds with Warrants Issue, a finance cost, representing the imputed interest expenses on the Bonds, will be incurred by the Group.

2. Net assets value

The audited consolidated net asset value of the Group attributable to the Shareholders and the net asset value of the Group attributable to the Shareholders per Share as at 31 December 2006 were approximately RMB13,476.3 million and approximately RMB2.24 (based on 6,021,084,200 Shares in issue as at 31 December 2006) respectively. The Directors expect that the consolidated net asset value of the Group would increase after Completion as a result of the Acquisition and the proposed Bonds with Warrants Issue.

3. Gearing

As advised by the Directors, the gearing ratio (calculated as total liabilities divided by total assets) of the Group as at 30 September 2007 was approximately 73.9%. The Directors expect there will not have any material impact on the gearing ratio of the Group after Completion as a result of the Acquisition and the proposed Bonds with Warrants Issue.

RECOMMENDATION

Before reaching our conclusion and recommendation, we would like to draw your attention to the following factors in connection with the business operations of the Target Companies as detailed in sub-section IV of the section headed "Principal factors and reasons considered" above, the impacts of which on the Group's business operations could not be ascertained as at the Latest Practicable Date:

(i) the title defects of certain properties occupied and used by the Target Companies;

(ii) the water supply in the regions in which the hydro-power plants operate; and

(iii) the prices and shortage of coal.

However, we also noted that:

(i) the Acquisition Agreement was negotiated and entered into on normal commercial terms;

(ii) certain benefits are expected to be brought by the Acquisition as detailed in sub-section II of the section headed "Principal factors and reasons considered" above, including geographical expansion into other provinces of the PRC and expansion in power generation capacities, which the Directors believe would enable the Group to achieve business expansion and accretion in earnings in the years to come;

(iii) the Acquisition is in the ordinary and usual course of business of the Group, and is in line with the Group's business objectives and demonstrates the Group's commitment to such objectives;

(iv) the Consideration is fair and reasonable so far as the Independent Shareholders are concerned;

(v) the Directors do not expect any material adverse impact on the financial position of the Group immediately after Completion; and

(vi) the Acquisition will expand the Group's capabilities in hydro-power generation, which in turn would enable the Group to be better-positioned to capitalise on the business opportunities arising and to be arisen from the PRC Government's new energy policy in the Eleventh Five-year Period.

Notwithstanding the other factors in connection with the business operations of the Target Companies as detailed in sub-section IV of the section headed "Principal factors and reasons considered" above, we are of the view that the advantages which are expected to be brought by the Acquisition would be instrumental in the achievement of the Group's business objectives and business growth. In addition, we consider that the Acquisition is (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned, and are in the interests of the Group and the Shareholders as a whole.

Based on the above analysis in sub-section V of the section headed "Principal factors and reasons considered", we consider that the terms of the Bonds with Warrants Issue have been arrived at based on terms which are substantially in line with the prevailing market practice, and we also concur with the Directors' view that the terms of the proposed Bonds with Warrants Issue are in line with the prevailing market practice and are acceptable. We consider that the proposed Subscriptions are fair and reasonable so far as the Independent Shareholders are concerned, and are in the interests of the Group and the Shareholders as a whole.

Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to (i) vote in favour of the proposed resolution to approve the Acquisition at the EGM; and (ii) vote in favour of the proposed resolutions to approve the proposed Subscriptions at the EGM. We also advise the Independent Shareholders to (i) vote in favour of the proposed resolution to approve the Acquisition at the EGM; and (ii) vote in favour of the proposed resolutions to approve the proposed Subscriptions at the EGM.

For and on behalf of
China Merchants Securities (HK) Co., Ltd.
Tony Wu
Executive Director

The following is the text of a letter, summary of values and valuation certificates, prepared for the purpose of incorporation in this circular received from Jones Lang LaSalle Sallmanns Limited, an independent valuer, in connection with its valuations as at 31 December 2007 of the property interests of the Group after the Acquisition.

JONES LANG LASALLE® SALLMANNS

Jones Lang LaSalle Sallmanns Limited
22nd Floor Siu On Centre
188 Lockhart Road
Wanchai Hong Kong
tel +852 2169 6000 fax +852 2169 6001

25 March 2008

The Board of Directors
Huadian Power International Corporation Limited
No. 14 Jingsan Road
Jinan City
Shandong Province
The People's Republic of China

Dear Sirs,

Huadian Power International Corporation Limited (the "Company") intends to acquire some equity interests from China Huadian Corporation ("China Huadian") which include 49% equity interests in Sichuan Za-gunao Hydroelectric Development Co., Ltd. ("Za-gunao Hydroelectric"), 64% equity interests in Hangzhou Huadian Banshan Power Generation Co., Ltd. ("Hangzhou Banshan"), 82% equity interests in Hebei Huadian Shijiazhuang Thermal Power Co., Ltd. ("Shijiazhuang Thermal Power") and 100% equity interests in Hebei Huadian Complex Pumping-storage Power Co., Ltd. ("Hebei hydro-power") in the People's Republic of China (the "PRC") which is referred hereinafter as "Acquisition" and the above companies ("Target Companies") and the Company hereinafter together referred to as the "Group". In accordance with your instructions to value the properties in which the Group has interests in the PRC, we confirm that we have carried out inspections, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the capital value of the property interests as at 31 December 2007 (the "date of valuation").

Our valuations of the property interests represent the market value which we would define as intended to mean "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently, and without compulsion".

The concept of freehold and leasehold land does not exist in China. Private land ownership in China was abolished in the collectivization movement during the 1950's. Since then, the only form of ownership in land has been "socialist public ownership" of which there are two generic types: state-owned and collectively owned. Land was "allocated" free of charge by the state to the designated users (commonly state-owned enterprises) for an indefinite period ("allocated land"). The users in return could not in any way transfer the land to other parties. Normally, when dealing with the valuation of such land, we will deem it to have "no commercial value".

In January 1995, the "PRC, Administration of Urban Real Property Law" came into effect, reinforcing previous legislation and establishing land as a commodity. By possessing "land use rights" users, including state-owned enterprises, could assign, lease or mortgage land. Normally, to obtain such land use rights, a premium have to be paid whereupon the allocated land could be reclassified as "granted" land. The land is granted by the state and the premium is based upon the standard land prices (which are periodically reviewed) set by the Land Administration Bureau. Such land can be valued by reference to the standard land prices in each locality and prices paid in the market for it.

Due to the nature of the buildings and structures of the properties in Group I in the PRC, there are no market sales comparables readily available, the property nos. 1, 5, 8 to 12, 14 and portions of nos. 2, 3 and 15 have been valued on the basis of their depreciated replacement cost.

Depreciated replacement cost is defined as "the current cost of replacement (reproduction) of a property less deduction for physical deterioration and all relevant forms of obsolescence and optimization". It is based on an estimate of the market value for the existing use of the land, plus the current cost of replacement (reproduction) of the improvements less deduction for physical deterioration and all relevant forms of obsolescence and optimization. The depreciated replacement costs of the property interests are subject to adequate potential profitability of the concerned business.

We have valued the properties of nos. 4, 6, 7, 13, 16 and the remaining portions of nos. 2, 3 and 15 in Group I by direct comparison approach assuming sale of the property interests in its existing state with the benefit of immediate vacant possession and by making reference to comparable sales transactions as available in the relevant market.

In valuing the property interests in Group II, which are currently under development, we have assumed that they will be developed and completed in accordance with the latest development proposals provided to us. In arriving at our opinion of value, we have taken into account the construction costs and professional fees relevant to the stage of construction as at the date of valuation and the remainder of the costs and fees to be expended to complete the developments.

Our valuations have been made on the assumption that the seller sells the property interests in the market without the benefit of a deferred term contract, leaseback, joint venture, management agreement or any similar arrangement, which could serve to affect the values of the property interests.

No allowance has been made in our report for any charges, mortgages or amounts owing on any neither of the property valued nor for any expenses or taxation which may be incurred in effecting a tenancy. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoings of an onerous nature, which could affect its value.

In valuing the property interests, we have complied with all the requirements contained in Chapter 5 and Practice Note 12 to the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited; the RICS Valuation Standards (6th Edition) published by the Royal Institution of Chartered Surveyors; and the HKIS Valuation Standards on Properties (1st Edition 2005) published by the Hong Kong Institute of Surveyors.

We have relied to a very considerable extent on the information given by the Group and have accepted advice given to us on such matters as tenures, planning approvals, statutory notices, easements, and particulars of occupancy, lettings, and all other relevant matters.

We have been shown copies of various title documents including State-owned Land Use Rights Certificates, Building Ownership Certificates and official plans relating to the property interests and have made relevant enquiries. Where possible, we have examined the original documents to verify the existing title to the property interest in the PRC and any material encumbrance that might be attached to the property interest or any tenancy amendments. We have relied considerably on the advice given by the Company's PRC legal advisers — Haiwen & Partners, concerning the validity of the Group's title of the property interests in the PRC.

We have not carried out detailed site measurements to verify the correctness of the site areas in respect of the properties but have assumed that the site areas shown on the documents and official site plans handed to us are correct. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations. No on-site measurement has been taken.

We have inspected the exterior and, where possible, the interior of the properties. However, no structural survey has been made, but in the course of our inspection, we did not note any serious defects. We are not, however, able to report whether the properties are free of rot, infestation or any other structural defects. No tests were carried out on any of the services.

We have had no reason to doubt the truth and accuracy of the information provided to us by the Group. We have also sought confirmation from the Group that no material factors have been omitted from the information supplied. We consider that we have been provided with sufficient information to reach an informed view, and we have no reason to suspect that any material information has been withheld.

Unless otherwise stated, all monetary figures stated in this report are in Renminbi (RMB).

Our valuations are summarized below and the valuation certificates are attached.

Yours faithfully,
for and on behalf of
Jones Lang LaSalle Sallmanns Limited
Paul L. Brown
B.Sc. FRICS FHKIS
Director

Note: Paul L. Brown is a Chartered Surveyor who has 25 years' experience in the valuation of properties in the PRC and 28 years of property valuation experience in Hong Kong, the United Kingdom and the Asia-Pacific region.

SUMMARY OF VALUES

GROUP I — PROPERTY INTERESTS HELD AND OCCUPIED BY THE GROUP

No.	Property	Capital value in existing state as at 31 December 2007 *RMB*	Interest attributable to the Group	Capital value attributable to the Group as at 31 December 2007 *RMB*
1.	2 parcels of land, various buildings and structures located at No. 200 Gongkang Road Gongshu District Hangzhou City Zhejiang Province The PRC	No commercial value	64%	No commercial value
2.	6 parcels of land, various buildings and structures located at Gongkang Road Kangqiao Town Gongshu District Hangzhou City Zhejiang Province The PRC	No commercial value	64%	No commercial value
3.	6 units on Levels 1 to 4 of a building and a 3-storey building located at northern side of Xinchang Road Gongshu District Hangzhou City Zhejiang Province The PRC	No commercial value	64%	No commercial value
4.	4 units on Levels 1 to 2 of a building located at Zhoushan Road Gongshu District Hangzhou City Zhejiang Province The PRC	No commercial value	64%	No commercial value

5.	A parcel of land and various buildings located at No. 5-7 Li Street Jichang Road Hangzhou City Zhejiang Province The PRC	No commercial value	64%	No commercial value
6.	13 units on Levels 4, 10, 12, 18 of Yongqing Fang, 8 units on Level 12 of Yongning Fang and 3 units on Level 9 of Yonghe Fang located at Canhuayuan Gongshu District Hangzhou City Zhejiang Province The PRC	No commercial value	64%	No commercial value
7.	2 units on Level 2 of a building located at Huzhoudongyuan Gongshu District Hangzhou City Zhejiang Province The PRC	No commercial value	64%	No commercial value
8.	A parcel of land located at Economic and Technology Development Zone Hangzhou City Zhejiang Province The PRC	No commercial value	64%	No commercial value
9.	18 parcels of land, various buildings and structures located at No. 21 Sports North Road Shijiazhuang City Hebei Province The PRC	11,531,000	82%	9,455,000

10.	A cottage located at No. 34 Dong Gang Road Yuhua District Shijiazhuang City Hebei Province The PRC	No commercial value	82%	No commercial value
11.	A parcel of land, various buildings and structures located at Xigangnan Village Gangnan Town Pingshan County Hebei Province The PRC	No commercial value	100%	No commercial value
12.	A parcel of land, various buildings and structures located at Huangbizhuang Village Huangbizhuang Town Luquan City Hebei Province The PRC	No commercial value	100%	No commercial value
13.	An office building and 5 units on Levels 1 to 4 of a residential building No. 530 Shuhan Road Jinniu District Chengdu City Sichuan Province The PRC	20,682,000	49%	10,134,000
14.	4 parcels of land, various buildings and structures located at Production Area of Hongye Second-class Power Plant Za-gunao Town Li Xian Aba Tibetan and Qiang Autonomous Prefecture Sichuan Province The PRC	No commercial value	49%	No commercial value

15.	A parcel of land and various buildings located at Guergou Town Li Xian Aba Tibetan and Qiang Autonomous Prefecture Sichuan Province The PRC	No commercial value	49%	No commercial value
16.	A building located at Section B Industrial Development Zone Qingyang District Chengdu City Sichuan Province The PRC	No commercial value	49%	No commercial value
	Sub-total:	**32,213,000**		**19,589,000**

GROUP II — PROPERTY INTERESTS HELD UNDER DEVELOPMENT BY THE GROUP

No.	Property	Capital value in existing state as at 31 December 2007 *RMB*	Interest attributable to the Group	Capital value attributable to the Group as at 31 December 2007 *RMB*
17.	11 parcels of land and a hydro-power station located at Shiziping Li Xian Aba Tibetan and Qiang Autonomous Prefecture Sichuan Province The PRC	No commercial value	49%	No commercial value
18.	9 parcels of land and a hydro-power station located at Xuecheng Li Xian Aba Tibetan and Qiang Autonomous Prefecture Sichuan Province The PRC	No commercial value	49%	No commercial value
19.	9 parcels of land and a hydro-power station located at Gucheng Li Xian Aba Tibetan and Qiang Autonomous Prefecture Sichuan Province The PRC	No commercial value	49%	No commercial value

20.	2 parcels of land and a thermal power station located at Xiahuzhuang Village Loudi Town Luancheng County Shijiazhuang City Hebei Province The PRC	No commercial value	49.2%	No commercial value
	Sub-total:	**Nil**		**Nil**
	Total:	**32,213,000**		**19,589,000**

VALUATION CERTIFICATE

GROUP I — PROPERTY INTERESTS HELD AND OCCUPIED BY THE GROUP

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007 *RMB*
1.	2 parcels of land, various buildings and structures located at No. 200 Gongkang Road Gongshu District Hangzhou City Zhejiang Province The PRC	The property comprises 2 parcels of land with a total site area of approximately 252,416 sq.m. and 57 buildings and various ancillary structures erected thereon which were completed in various stages between 1976 and 2001. The buildings have a total gross floor area of approximately 64,353.65 sq.m. The buildings mainly include industrial buildings, office buildings, dormitories and warehouses. The structures mainly include roads, gates, walls and water tanks. The land use rights of the property are leased from the State-owned Land and Resources Bureau of Hangzhou for a term of 50 years expiring on 22 August 2052 for industrial use.	The property is currently occupied by Hangzhou Banshan for production, office and residential purposes.	No commercial value

Notes:

1. Hangzhou Banshan is a 64% interest owned subsidiary of China Huadian.

2. Pursuant to 2 State-owned Land Use Rights Certificates — Hang Gong Guo Yong (2007) Di Nos. 000228 and 000229, the land use rights of 2 parcels of land with a total site area of approximately 252,416 sq.m. are leased to Hangzhou Banshan from the State-owned Land and Resources Bureau of Hangzhou for industrial use.

3. Pursuant to 12 Building Ownership Certificates — Hang Gong Zi Di Nos. 2249 to 2250, 2252, 2254, 2257, 2259, 02094 and 02097 and Hang Ban Zi Di Nos. 665, 667, 2251, 2253, 12 buildings with a total gross floor area of approximately 7,272.15 sq.m. are owned by Hangzhou Banshan Power Plant (the former name of Hangzhou Banshan).

4. For the remaining 45 buildings of the property with a total gross floor area of approximately 57,081.5 sq.m., we have not been provided with any building ownership certificates.

5. Pursuant to a conditioned agreement entered into on 13 February 2008 between the Company and China Huadian in relating to the Acquisition ("Acquisition Agreement"), the Company will acquire a 64% interest of Hangzhou Banshan from China Huadian.

6. In the valuation of this property, we have attributed no commercial value to the property because the land use rights of the property are leased by the Group. However, for reference purpose, we are of the opinion that the capital value of the buildings and structures (excluding the land element) as at the date of valuation would be RMB164,085,000 assuming all relevant proper title certificates have been obtained and the property could be freely transferred.

7. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

    1) The land use rights of the property are legally and validly leased by the Group and the land use rights can be legally used and occupied in accordance with the valid term and use stipulated in the certificates. However, the land use rights can not be transferred, sublet or mortgaged by the Group;

    2) Upon formal amendment of the registered owner of the building in the building ownership certificates in the name of Hangzhou Banshan, the Group can legally use and occupy the buildings mentioned in note 3; and

    3) For the 45 remaining buildings, the Group has not possessed any legal titles.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007 *RMB*
2.	6 parcels of land, various buildings and structures located at Gongkang Road Kangqiao Town Gongshu District Hangzhou City Zhejiang Province The PRC	The property comprises 6 parcels of land with a total site area of approximately 259,237 sq.m. and 24 buildings and various ancillary structures erected thereon which were completed in various stages between 1983 and 2006. The buildings have a total gross floor area of approximately 38,420 sq.m. The buildings mainly include industrial buildings, office buildings, dormitories and warehouses. The structures mainly include roads, gates, walls and water tanks. The land use rights of the property are allocated to Hangzhou Banshan for industrial, storage, public utility and residential uses.	The property is currently occupied by Hangzhou Banshan for production, residential and ancillary purposes.	No commercial value

Notes:

1. Hangzhou Banshan is a 64% interest owned subsidiary of China Huadian.

2. Pursuant to 6 State-owned Land Use Rights Certificates — Hang Gong Guo Yong (2007) Zi Di Nos. 000306 to 000310 and Hang Gong Guo Yong (2005) Zi Di No. 000130, the land use rights of 6 parcels of land with a total site area of approximately 259,237 sq.m. are allocated to Hangzhou Banshan for industrial, storage, public utility and residential uses.

3. Pursuant to 3 Building Ownership Certificates — Hang Gong Zi Di Nos. 2241, 2263, 2560, 4 buildings with a total gross floor area of approximately 2,594.46 sq.m. are owned by Hangzhou Banshan Power Plant (the former name of Hangzhou Banshan).

4. For the remaining 20 buildings of the property with a total gross floor area of approximately 35,826 sq.m., we have not been provided with any building ownership certificates.

5. Pursuant to the Acquisition Agreement, the Company will acquire a 64% interest of Hangzhou Banshan from China Huadian.

6. In the valuation of this property, we have attributed no commercial value to the property due to the nature of the allocated land. However, for reference purpose, we are of the opinion that the capital value of the buildings and structures (excluding the land element) as at the date of valuation would be RMB364,855,000 assuming all relevant proper title certificates have been obtained and the property could be freely transferred.

7. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

    1) Upon obtaining the consent from local land resources bureau for the Group to hold the land by way of allocative method, the Group can legally use and occupy the land in accordance with the use stipulated in the land use rights certificates. However, the land use rights can not be transferred, sublet or mortgaged by the Group;

    2) Upon formal amendment of the registered owner of the building in the building ownership certificates in the name of Hangzhou Banshan, the Group can legally use and occupy the buildings mentioned in note 3; and

    3) For the remaining 20 buildings, the Group has not possessed any legal titles.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007 *RMB*
3.	6 units on Levels 1 to 4 of a building and a 3-storey building located at northern side of Xinchang Road Gongshu District Hangzhou City Zhejiang Province The PRC	The property comprises 6 residential units on Levels 1 to 4 of a 4-storey building and a 3-storey building which is used as kindergarten completed in about 1977 and 2002 respectively. The property have a total gross floor area of approximately 3,191.72 sq.m.	The property is currently occupied by Hangzhou Banshan for residential and kindergarten purposes.	No commercial value

Notes:

1. Hangzhou Banshan is a 64% interest owned subsidiary of China Huadian.

2. Pursuant to 6 Building Ownership Certificates — Hang Fang Quan Zheng Gong Yi Zi Di Nos. 0074010, 0075062 and 0075070 to 0075073, 6 units with a total gross floor area of approximately 291.72 sq.m. are owned by Hangzhou Banshan Electric Power Co., Ltd. (the former name of Hangzhou Banshan).

3. For the building of the property with a gross floor area of approximately 2,900 sq.m., we have not been provided with any building ownership certificates.

4. Pursuant to the Acquisition Agreement, the Company will acquire a 64% interest of Hangzhou Banshan from China Huadian.

5. In the valuation of this property, we have attributed no commercial value to the property which has not obtained any proper title certificate under the name of Hangzhou Banshan. However, for reference purpose, we are of the opinion that the capital value of the property as at the date of valuation would be RMB6,609,000 assuming all relevant proper title certificates have been obtained and the property could be freely transferred.

6. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   1) Upon formal amendment of the registered owner of the building in the building ownership certificates in the name of Hangzhou Banshan, the Group can legally use and occupy the units mentioned in note 2 under the current condition.

   2) For the building mentioned in note 3, the Group has not possessed any legal titles.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007 *RMB*
4.	4 units on Levels 1 to 2 of a building located at Zhoushan Road Gongshu District Hangzhou City Zhejiang Province The PRC	The property comprises 4 residential units on Level 1 to 2 of a 5-storey building completed in about 1984. The property has a total gross floor area of approximately 222.04 sq.m.	The property is currently occupied by Hangzhou Banshan for residential purpose.	No commercial value

Notes:

1. Hangzhou Banshan is a 64% interest owned subsidiary of China Huadian.

2. Pursuant to 4 Building Ownership Certificates — Hang Fang Quan Zheng Gong Yi Zi Di Nos. 0074982, 0075043, 0075053 and 0075055, 4 units with a total gross floor area of approximately 222.04 sq.m. are owned by Hangzhou Banshan Electric Power Co., Ltd. (the former name of Hangzhou Banshan).

3. Pursuant to the Acquisition Agreement, the Company will acquire a 64% interest of Hangzhou Banshan from China Huadian.

4. In the valuation of this property, we have attributed no commercial value to the property which has not obtained any proper title certificate under the name of Hangzhou Banshan. However, for reference purpose, we are of the opinion that the capital value of the units as at the date of valuation would be RMB1,647,000 assuming all relevant title certificates have been obtained and the units could be freely transferred.

5. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   1) Upon formal amendment of the registered owner of the units in the building ownership certificates in the name of Hangzhou Banshan, the Group can legally use and occupy the units under the current condition.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007 *RMB*
5.	A parcel of land and various buildings located at No. 5-7 Li Street Jichang Road Hangzhou City Zhejiang Province The PRC	The property comprises a parcel of land with a site area of approximately 6,899 sq.m. and 7 buildings erected thereon which were completed in about 1987. The buildings have a total gross floor area of approximately 1,132 sq.m. The land use rights of the property are allocated to Hangzhou Banshan for a term of 3 years expiring on 31 December 2010 for industrial use.	The property is occupied by Hangzhou Banshan for residential purpose.	No commercial value

Notes:

1. Hangzhou Banshan is a 64% interest owned subsidiary of China Huadian.

2. Pursuant to a State-owned Land Use Rights Certificate — Hang Jiang Guo Yong (2007) Zi Di No. 000294, the land use rights of a parcel of land with a site area of approximately 6,899 sq.m. are allocated to Hangzhou Banshan for a term of 3 years expiring on 31 December 2010 for industrial use.

3. We have not been provided with any building ownership certificates.

4. Pursuant to the Acquisition Agreement, the Company will acquire a 64% interest of Hangzhou Banshan from China Huadian.

5. In the valuation of this property, we have attributed no commercial value to the property due to the nature of allocated land. However, for reference purpose, we are of the opinion that the capital value of the buildings (excluding the land element) as at the date of valuation would be RMB312,000 assuming all relevant title certificates have been obtained and the buildings could be freely transferred.

6. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

    1) Upon obtaining the consent from local land resources bureau for the Group to hold the land by allocative method, the Group can legally use and occupy the land in accordance with the use stipulated in the land use rights certificates. However, the land use rights can not be transferred, sublet or mortgaged by the Group; and

    2) The Group has not possessed any legal titles of the buildings.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007 *RMB*
6.	13 units on Levels 4, 10, 12, 18 of Yongqing Fang, 8 units on Level 12 of Yongning Fang and 3 units on Level 9 of Yonghe Fang located at Canhuayuan Gongshu District Hangzhou City Zhejiang Province The PRC	The property comprises 24 residential units, of which 8 residential units are located on Level 12 of a 20-storey building and 16 residential units are located on Levels 4, 9, 10, 12 and 18 of two 23-storey buildings which were completed in about 2002. The 24 units have a total gross floor area of approximately 1,762.28 sq.m. The land use rights of the property are allocated to Hangzhou Banshan Electric Power Co., Ltd. for residential use. *(please refer to note 2)*	The property is currently occupied by Hangzhou Banshan for residential purpose.	No commercial value

Notes:

1. Hangzhou Banshan is a 64% interest owned subsidiary of China Huadian.

2. Pursuant to 24 State-owned Land Use Rights Certificates — Hang Gong Guo Yong (2003) Zi Di Nos. 006255 to 006269 and 006271 to 006279, the land use rights of the property with a total apportioned site area of approximately 415.4 sq.m. are allocated to Hangzhou Banshan Electric Power Co., Ltd. for residential use (the former name of Hangzhou Banshan).

3. Pursuant to 24 Building Ownership Certificates — Hang Fang Quan Zheng Gong Yi Zi Di Nos. 0307241 to 0307252, 0307257, 0307258, 0307260, 0307264, 0307265, 0307267, 0307269, 0307271, 0307273, 0307277, 0307278 and 0307280, 24 units with a total gross floor area of approximately 1,762.28 sq.m are owned by Hangzhou Banshan Electric Power Co., Ltd. (the former name of Hangzhou Banshan).

4. Pursuant to the Acquisition Agreement, the Company will acquire a 64% interest of Hangzhou Banshan from China Huadian.

5. In the valuation of this property, we have attributed no commercial value to the property due to the nature of the allocated land. However, for reference purpose, we are of the opinion that the capital value of the 24 units as at the date of valuation would be RMB15,097,000 assuming all relevant title certificates have been obtained and the units could be freely transferred.

6. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

    1) It is not a normal practice to use the land for residential purpose by the allocative method and the Group should rectify the title by way of acquiring the land use rights with payment of consideration; and

    2) Upon formal amendment of the registered owner of the building in the building ownership certificates in the name of Hangzhou Banshan, the Group can legally use and occupy the units.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007 *RMB*
7.	2 units on Level 2 of a building located at Huzhoudongyuan Gongshu District Hangzhou City Zhejiang Province The PRC	The property comprises 2 residential units on Level 2 of a 6-storey building completed in about 1996. The property has a total gross floor area of approximately 111.58 sq.m.	The property is currently occupied by Hangzhou Banshan for residential purpose.	No commercial value

Notes:

1. Hangzhou Banshan is a 64% interest owned subsidiary of China Huadian.

2. Pursuant to 2 Building Ownership Certificates — Hang Fang Quan Zheng Gong Yi Zi Di Nos. 0075035 and 0075039, 2 buildings with a total gross floor area of approximately 111.58 sq.m. are owned by Hangzhou Banshan Electric Power Co.,Ltd. (the former name of Hangzhou Banshan).

3. Pursuant to the Acquisition Agreement, the Company will acquire a 64% interest of Hangzhou Banshan from China Huadian.

4. In the valuation of this property, we have attributed no commercial value to the property which has not obtained any proper title certificate under the name of Hangzhou Banshan. However, for reference purpose, we are of the opinion that the capital value of the units as at the date of valuation would be RMB837,000 assuming all relevant title certificates have been obtained and the units could be freely transferred.

5. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   1) Upon formal amendment of the registered owner of the units in the building ownership certificates in the name of Hangzhou Banshan, the Group can legally use and occupy the units under the current condition.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007 *RMB*
8.	A parcel of land located at Economic and Technology Development Zone Hangzhou City Zhejiang Province The PRC	The property comprises a parcel of land with a site area of approximately 333,333 sq.m. The land use rights of the property are allocated to Hangzhou Banshan for agricultural use.	The property is currently occupied by Hangzhou Banshan for ancillary purpose.	No commercial value

Notes:

1. Hangzhou Banshan is a 64% interest owned subsidiary of China Huadian.

2. Pursuant to a State-owned Land Use Rights Certificate — Hang Jing Guo Yong (2007) Di No. 001, the land use rights of a parcel of land with a site area of approximately 333,333 sq.m. are allocated to Hangzhou Banshan.

3. Pursuant to the Acquisition Agreement, the Company will acquire a 64% interest of Hangzhou Banshan from China Huadian.

4. In the valuation of this property, we have attributed no commercial value to the property due to the nature of the allocated land.

5. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   1) Upon obtaining the consent from local land resources bureau for the Group to hold the land by way of allocative method and changed the agricultural use to industrial use, the Group can legally use and occupy the land in accordance with the use stipulated in the land use rights certificates. However, the land use rights can not be transferred, sublet or mortgaged by the Group.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007 *RMB*
9.	18 parcels of land, various buildings and structures located at No. 21 Sports North Road Shijiazhuang City Hebei Province The PRC	The property comprises 18 parcels of land with a total site area of approximately 1,170,187.9 sq.m. and 106 buildings and various ancillary structures erected thereon which were completed in various stages between 1956 and 2003. The buildings have a total gross floor area of approximately 129,437.24 sq.m. The buildings mainly include industrial buildings, office buildings, residential buildings and warehouses. The structures mainly include roads, walls, chimneys and traverses. The land use rights of 15 parcels of land of the property are allocated and the remaining 3 parcels of land of the property are granted to Shijiazhuang Thermal Power for industrial and public utility uses.	The property is currently occupied by Shijiazhuang Thermal Power for production, office, residential and ancillary purposes.	11,531,000 82% interest attributable to the Group: 9,455,000

Notes:

1. Shijiazhuang Thermal Power is an 82% interest owned subsidiary of China Huadian.

2. Pursuant to 15 State-owned Land Use Rights Certificates — Chang An Guo Yong (2008) Di Nos. 00004 to 00009, 00011 to 00013, 00015 to 00016 and Zheng Ding Guo Yong (2007) Di Nos. 0276 to 0279, the land use rights of 15 parcels of land with a total site area of approximately 1,159,692.3 sq.m. are allocated to Shijiazhuang Thermal Power for industrial and public utility uses.

3. Pursuant to 3 State-owned Land Use Rights Certificates — Zheng Ding Guo Yong (2007) Di Nos. 0280 and 0281 and Chang An Guo Yong (2008) Di No. 00014, the land use rights of 3 parcel of land with a total site area of approximately 10,495.6 sq.m. are granted to Shijiazhuang Thermal Power for industrial and public utility uses.

4. Pursuant to 2 Building Ownership Certificates — Shi Fang Quan Zheng Chang Zi Di Nos. 112002447 and 112002450, 7 buildings with a total gross floor area of approximately 37,561.92 sq.m. are owned by Shijiazhuang Thermal Power.

5. For the remaining 99 buildings of the property with a total gross floor area of approximately 91,875.32 sq.m., we have not been provided with any building ownership certificates.

6. There are also 3 parcels of land with a total site area of approximately 344,000 sq.m. which are adjoining the 18 parcels of land of the property, and only various ancillary structures are erected thereon. As advised by the Group, the 3 parcels of land are occupied by Shijiazhuang Thermal Power without paying any usage fee, and then we are instructed to exclude the 3 parcels of land from our valuation.

7. According to the Documents issued by the Hebei Province Department of Land and Resources, Shijiazhuang Thermal Power has obtained the consent to hold the 15 parcels of land of the property by way of allocative method.

8. Pursuant to the Acquisition Agreement, the Company will acquire an 82% interest of Shijiazhuang Thermal Power from China Huadian.

9. In the valuation of this property, we have attributed no commercial value to the buildings due to the nature of allocated land or without building ownership certificates. However, for reference purpose, we are of the opinion that the capital value of the buildings and structures (excluding the land element) as at the date of valuation would be RMB538,866,000 assuming all relevant title certificates have been obtained and the buildings could be freely transferred.

10. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

    1) The allocated land use rights of the property are legally and validly obtained by the Group and can be legally used and occupied in accordance with the use stipulated in the land use rights certificates. However, the land use rights can not be transferred, sublet or mortgaged by the Group;

    2) The granted land use rights of the property are legally and validly obtained by the Group and can be legally used, occupied, transferred, sublet and mortgaged in accordance with the valid term and use stipulated in the land use rights certificates by the Group;

    3) The Group can legally use and occupy the buildings mentioned in note 4; and

    4) For the remaining 99 buildings, the Group has not obtained the legal titles.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007 *RMB*
10.	A cottage located at No. 34 Dong Gang Road Yuhua District Shijiazhuang City Hebei Province The PRC	The property comprises a single storey cottage completed in about 1993. The building has a gross floor area of approximately 649.65 sq.m.	The property was vacant as at the date of valuation.	No commercial value

Notes:

1. Shijiazhuang Thermal Power is an 82% interest owned subsidiary of China Huadian.

2. Pursuant to a Building Ownership Certificate — Shi Fang Quan Zheng Yu Zi Di No. 512000164, a building with a gross floor area of approximately 649.65 sq.m. is owned by Shijiazhuang Power Plant (the former name of Shijiazhuang Thermal Power).

3. Pursuant to the Acquisition Agreement, the Company will acquire an 82% interest of Shijiazhuang Thermal Power from China Huadian.

4. In the valuation of this property, we have attributed no commercial value to the building which has not obtained building ownership certificate under the name of Shijiazhuang Thermal Power. However, for reference purpose, we are of the opinion that the capital value of the building (excluding the land element) as at the date of valuation would be RMB326,000 assuming all relevant title certificate has been obtained and the building could be freely transferred.

5. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   1) Upon formal amendment of the registered owner of the building in the building ownership certificate in the name of Shijiazhuang Thermal Power, the Group can legally use and occupy the building under the current condition.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007 *RMB*
11.	A parcel of land, various buildings and structures located at Xigangnan Village Gangnan Town Pingshan County Hebei Province The PRC	The property comprises a parcel of land with a site area of approximately 88,227 sq.m. and 7 buildings and various ancillary structures erected thereon which were completed in various stages between 1960 and 2000. The buildings have a total gross floor area of approximately 3,530.57 sq.m. The buildings mainly include industrial buildings, an office building, a canteen and warehouses. The structures mainly include roads, walls and gates. The land use rights of the property are allocated to Hebei hydro-power for industrial use.	The property is currently occupied by Hebei hydro-power for production purpose.	No commercial value

Notes:

1. Hebei Hydro-power is a 100% interest owned subsidiary of China Huadian.

2. Pursuant to a State-owned Land Use Rights Certificate — Ping Guo Yong (2007) Zi Di No. 35-2132, the land use rights of a parcel of land with a site area of approximately 88,227 sq.m. are allocated to Hebei Hydro-power for industrial use.

3. According to the Documents issued by the Hebei Province Department of Land and Resources, Hebei Hydro-power has obtained the consent to hold the parcel of land of the property by way of allocative method.

4. Pursuant to a Building Ownership Certificate — Ping Shan Xian Fang Quan Zheng Ping Heng Zi Di No. 011200576, 7 buildings with a total gross floor area of approximately 3,530.57 sq.m. are owned by Hebei Hydro-power.

5. Pursuant to the Acquisition Agreement, the Company will acquire a 100% interest of Hebei Hydro-power from China Huadian.

6. In the valuation of this property, we have attributed no commercial value to the property due to the nature of the allocated land. However, for reference purpose, we are of the opinion that the capital value of the buildings and structures (excluding the land element) as at the date of valuation would be RMB5,581,000 assuming all relevant title certificates have been obtained and the buildings could be freely transferred.

7. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

    1) The land use rights of the property are legally and validly obtained by the Group and can be legally used and occupied in accordance with the use stipulated in the land use rights certificates. However, the land use rights can not be transferred, sublet or mortgaged by the Group; and

    2) The buildings of the property are legally and validly obtained by the Group, can be legally used and occupied by the Group.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007 *RMB*
12.	A parcel of land, various buildings and structures located at Huangbizhuang Village Huangbizhuang Town Luquan City Hebei Province The PRC	The property comprises a parcel of land with a site area of approximately 40,341.3 sq.m. and 8 buildings and various ancillary structures erected thereon which were completed in various stages between 1960 and 2003. The buildings have a total gross floor area of approximately 5,170.96 sq.m. The buildings mainly include industrial buildings, an office building, a canteen and warehouses. The structures mainly include roads, walls and gates. The land use rights of the property are allocated to Hebei Hydro-power for industrial use.	The property is currently occupied by Hebei Hydro-power for production, office and ancillary purposes.	No commercial value

Notes:

1. Hebei Hydro-power is a 100% interest owned subsidiary of China Huadian.

2. Pursuant to a State-owned Land Use Rights Certificate — Lu Guo Yong (2007) Di No. 02-1740, the land use rights of a parcel of land with a site area of approximately 40,341.3 sq.m. are allocated to Hebei Hydro-power for industrial use.

3. According to the Documents issued by the Hebei Province Department of Land and Resources, Hebei Hydro-power has obtained the consent to hold the parcel of land of the property by way of allocative method.

4. Pursuant to a Building Ownership Certificate — Lu Fang Quan Zheng Huang Bi Zhuang Zi Di No. 0750000285, 8 buildings with a total gross floor area of approximately 5,170.96 sq.m. are owned by Hebei Hydro-power.

5. Pursuant to the Acquisition Agreement, the Company will acquire a 100% interest of Hebei Hydro-power from China Huadian.

6. In the valuation of this property, we have attributed no commercial value to the property due to the nature of the allocated land. However, for reference purpose, we are of the opinion that the capital value of the buildings and structures (excluding the land element) as at the date of valuation would be RMB5,046,000 assuming all relevant title certificates have been obtained and the buildings could be freely transferred.

7. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

    1) The land use rights of the property are legally and validly obtained by the Group and can be legally used and occupied in accordance with the use stipulated in the land use rights certificates. However, the land use rights can not be transferred, sublet or mortgaged by the Group; and

    2) The buildings of the property are legally and validly obtained by the Group, can be legally used and occupied by the Group.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007 *RMB*
13.	An office building and 5 units on Levels 1 to 4 of a residential building No. 530 Shuhan Road Jinniu District Chengdu City Sichuan Province The PRC	The property comprises a 5-storey office building erected on a parcel of land with a site area of approximately 1,376.32 sq.m. and 5 units on Levels 1 to 4 of a 6-storey residential building all completed in about 2002. The property has a total gross floor area of approximately 3,286.78 sq.m. The land use rights of an office building are granted to Za-gunao Hydroelectric for terms of 40 and 50 years respectively expiring on 3 April 2042 and 3 April 2052 for commercial and composite uses; the remaining land use rights of 5 residential units are granted to Za-gunao Hydroelectric for term of 70 years expiring on 3 April 2072 for residential use.	The property is currently occupied by Za-gunao Hydroelectric for office and residential purposes, except for the portion of the property situated on Level 1 of the 5-storey office building which was rented to an independent third party at the date of valuation. *(please refer to note 6).*	20,682,000 49% interest attributable to the Group: 10,134,000

Notes:

1. Za-gunao Hydroelectric is a 49% interest owned associate of China Huadian.

2. Pursuant to a State-owned Land Use Rights Certificate — Jin Guo Yong (2004) Di Geng No. 15858, the land use rights of a parcel of land with a site area of approximately 1,376.32 sq.m. are granted to Za-gunao Hydroelectric for commercial and composite uses, on which a 5-storey office building was erected.

3. Pursuant to 5 State-owned Land Use Rights Certificates — Jin Guo Yong (2004) Di Geng Nos. 15927 and 15929 to 15932, the land use rights of 5 residential units of the property with a total apportioned site area of approximately 233.85 sq.m. are granted to Za-gunao Hydroelectric for residential use, on which 5 residential units were erected.

4. Pursuant to 2 Building Ownership Certificates — Rong Fang Quan Zheng Cheng Fang Jian Zheng Zi Di Nos. 0991172 and 0991174, an office building and 5 residential units of the property with a total gross floor area of approximately 3,286.78 sq.m. are owned by Za-gunao Hydroelectric.

5. Pursuant to the Acquisition Agreement, the Company will acquire a 49% interest of Za-gunao Hydroelectric from China Huadian.

6. According to a Tenancy Agreement entered into between Za-gunao Hydroelectric and Chengdu Hongqi Chain Co., Ltd. (成都紅旗連鎖有限公司), Level 1 of the 5-storey building with gross floor area of approximately 504 sq.m. is leased to Chengdu Hongqi Chain Co., Ltd. (成都紅旗連鎖有限公司), an independent third party, for a term commencing from 18 December 2003 and expiring on 17 January 2009 at an annual rental of RMB211,680 for commercial use.

7. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

    1) The land use rights of the property are legally and validly obtained by the Group and can be legally used, occupied, transferred, sublet and mortgaged by the Group in accordance with the valid term and use stipulated in the land use rights certificates; and

    2) The building and 5 units of the property are legally and validly held by the Group, can be legally used, occupied, transferred, sublet and mortgaged by the Group.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007 *RMB*
14.	4 parcels of land, various buildings and structures located at Production Area of Hongye Second-class Power Plant Za-gunao Town Li Xian Aba Tibetan and Qiang Autonomous Prefecture Sichuan Province The PRC	The property comprises 4 parcels of land with a total site area of approximately 361,108.47 sq.m. and 10 buildings and various ancillary structures erected thereon which were completed in various stages between 2002 and 2006. The buildings have a total gross floor area of approximately 7,207.29 sq.m. The buildings mainly include industrial buildings, an office building, dormitories, canteens and warehouses. The structures mainly include dams, roads, walls and gates. The land use rights of the property are allocated to Sichuan Za-gunao Hydroelectric Development Co., Ltd. Hongye Second-class Power Plant for generate electricity use.	The property is currently occupied by Za-gunao Hydroelectric for production, office and residential purposes.	No commercial value

Note:

1. Za-gunao Hydroelectric is a 49% interest owned associate of China Huadian.

2. Pursuant to 4 State-owned Land Use Rights Certificates — Li Pu Guo Yong (2003) Zi Di Nos. 01 to 04, the land use rights of 4 parcels of land with a total site area of approximately 361,108.47 sq.m. are allocated to Sichuan Za-gunao Hydroelectric Development Co., Ltd. Hongye Second-class Power Plant (the former name of Za-gunao Hydroelectric).

3. According to the Documents issued by local land resources bureau, Za-gunao Hydroelectric has obtained the consent to hold the 4 parcels of land of the property by way of allocative method.

4. Pursuant to 2 Building Ownership Certificates — Li Fang Quan Zheng (2007) Zi Di Nos. 1702 and 1703, 10 buildings with a total gross floor area of approximately 7,207.29 sq.m. are owned by Za-gunao Hydroelectric.

5. Pursuant to the Acquisition Agreement, the Company will acquire a 49% interest of Za-gunao Hydroelectric from China Huadian.

6. In the valuation of this property, we have attributed no commercial value to the property due to the nature of the allocated land. However, for reference purpose, we are of the opinion that the capital value of the buildings and structures (excluding the land element) as at the date of valuation would be RMB226,848,000 assuming all relevant title certificates have been obtained and the buildings could be freely transferred.

7. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

    1) Upon formal amendment of the registered owner of the land in the land use rights certificates in the name of Za-gunao Hydroelectric, the Group can legally use and occupy the land in accordance with the use stipulated in the land use rights certificates. However, the land use rights can not be transferred, sublet or mortgaged by the Group; and

    2) The buildings of the property are legally and validly obtained by the Group, can be legally used and occupied by the Group.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007 *RMB*
15.	A parcel of land and various buildings located at Guergou Town Li Xian Aba Tibetan and Qiang Autonomous Prefecture Sichuan Province The PRC	The property comprises a parcel of land with a site area of approximately 2,702.5 sq.m. and 4 buildings erected thereon which were completed in various stages between 2001 and 2005. The buildings have a total gross floor area of approximately 3,489.09 sq.m. The buildings mainly include a hotel, dormitory and garages. The land use rights of the property are allocated to Za-gunao Hydroelectric for residential use.	The property is currently occupied by Za-gunao Hydroelectric for residential and ancillary purposes.	No commercial value

Notes:

1. Za-gunao Hydroelectric is a 49% interest owned associate of China Huadian.

2. Pursuant to a State-owned Land Use Rights Certificate — Li Guo Yong (2005) Zi Di No. 001, the land use rights of a parcel of land with a site area of approximately 2,702.5 sq.m. are allocated to Za-gunao Hydroelectric.

3. Pursuant to 2 Building Ownership Certificates — Li Fang Quan Zheng (2005) Zi Di No. 0531 and Li Fang Quan Zheng (2007) Zi Di No. 1704, 4 buildings with a total gross floor area of approximately 3,489.09 sq.m. are owned by Za-gunao Hydroelectric.

4. Pursuant to the Acquisition Agreement, the Company will acquire a 49% interest of Za-gunao Hydroelectric from China Huadian.

5. In the valuation of this property, we have attributed no commercial value to the property due to the nature of the allocated land. However, for reference purpose, we are of the opinion that the capital value of the buildings (excluding the land element) as at the date of valuation would be RMB5,773,000 assuming all relevant title certificates have been obtained and the buildings could be freely transferred.

6. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   1) Upon obtaining the consent from local land resources bureau for the Group to hold the land by way of allocative method and changed the usage of land, the Group can legally use and occupy the land in accordance with the use stipulated in the land use rights certificates. However, the land use rights can not be transferred, sublet or mortgaged by the Group, in case the consent can not be obtained, then the Group should rectify the title by way of acquiring the land use rights with payment of consideration; and

   2) The buildings of the property are legally and validly obtained by the Group, can be legally used and occupied by the Group.

VALUATION CERTIFICATE

No. Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007 *RMB*
16. A building located at Section B Industrial Development Zone Qingyang District Chengdu City Sichuan Province The PRC	The property comprises a 5-storey building completed in about 2007. The property has a gross floor area of approximately 4,763.6 sq.m.	The property was vacant as at the date of valuation.	No commercial value

Note:

1. Za-gunao Hydroelectric is a 49% interest owned associate of China Huadian.

2. According to the Sales and Purchases Contract — A-019 dated 25 April 2007, the property with a gross floor area of approximately 4,763.6 sq.m. were acquired by Za-gunao Hydroelectric at a total consideration of RMB21,458,711.

3. We have not been provided with any building ownership certificates.

4. Pursuant to the Acquisition Agreement, the Company will acquire a 49% interest of Za-gunao Hydroelectric from China Huadian.

5. In the valuation of this property, we have attributed no commercial value to the property which has not obtained any proper title certificates. However, for reference purpose, we are of the opinion that the capital value of the building as at the date of valuation would be RMB21,722,000 assuming all relevant title certificates have been obtained and the building could be freely transferred.

6. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

   1) The Group has not possessed the legal title of the building.

VALUATION CERTIFICATE

GROUP II — PROPERTY INTERESTS HELD UNDER DEVELOPMENT BY THE GROUP

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007 *RMB*
17.	11 parcels of land and a hydro-power station located at Shiziping Li Xian Aba Tibetan and Qiang Autonomous Prefecture Sichuan Province The PRC	The property comprises 11 parcels of land with a total site area of approximately 3,259,952 sq.m. and a hydro-power station thereon. The hydro-power station mainly comprises industrial buildings, dams, tunnels and roads which are under construction (the "CIP") as at the date of valuation. As advised by the Group, the CIP is scheduled to be completed in about July 2009. The total construction cost is estimated to be approximately RMB899,972,600 (excluding the land element), of the cost already incurred as at the date of valuation is estimated to be RMB627,452,000.	The property was under construction as at the date of valuation.	No commercial value

Notes:

1. Za-gunao Hydroelectric is a 49% interest owned associate of China Huadian.

2. We have not been provided with any title certificates.

3. Pursuant to a Construction Land Planning Document — Chuan Fu Tu (2006) No. 252 in favor of Za-gunao Hydroelectric, the construction of Shiziping hydro-power station is permitted to occupy the land with a total site area of approximately 3,358,711 sq.m. According to the information given by the Group, the area of the construction site is approximately 3,259,952 sq.m. and the Group is applying for the land use rights certificates.

4. Pursuant to a Document — Fa Gai Neng Yuan (2003) No. 243 Document in favor of Za-gunao Hydroelectric, the construction of Shiziping hydro-power station has been approved.

5. Pursuant to the Acquisition Agreement, the Company will acquire a 49% interest of Za-gunao Hydroelectric from China Huadian.

6. In the valuation of this property, we have attributed no commercial value to the CIP which has not been obtained any title certificates. However, for reference purpose, we are of the opinion that the CIP (excluding the land element) as at the date of valuation would be RMB627,452,000 assuming all relevant title certificates and construction permits have been obtained and the CIP could be freely transferred.

7. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

    1) The construction project is legally and validly approved by the relevant authority.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007 *RMB*
18.	9 parcels of land and a hydro-power station located at Xuecheng Li Xian Aba Tibetan and Qiang Autonomous Prefecture Sichuan Province The PRC	The property comprises 9 parcels of land with a total site area of approximately 202,738 sq.m. and a hydro-power station thereon. The hydro-power station mainly comprises industrial buildings, dams, tunnels and roads which are under construction (the "CIP") as at the date of valuation. As advised by the Group, the CIP is scheduled to be completed in about the end of February 2008. The total construction cost is estimated to be approximately RMB511,285,000 (excluding the land element), of the cost already incurred as at the date of valuation is estimated to be RMB461,574,000.	The property was under construction as at the date of valuation.	No commercial value

Notes:

1. Za-gunao Hydroelectric is a 49% interest owned associate of China Huadian.

2. We have not been provided with any title certificates.

3. Pursuant to a Construction Land Planning Document — Chuan Fu Tu (2006) No. 856 in favor of Za-gunao Hydroelectric, the construction of Xuecheng hydro-power station is permitted to occupy the land with a total site area of approximately 195,098 sq.m. According to the information given by the Group, the area of the construction site is approximately 202,738 sq.m. and the Group is applying for the land use rights certificates.

4. Pursuant to a Document — Chuan Fa Gai Neng Yuan (2005) No. 60 Document in favor of Za-gunao Hydroelectric, the construction of Xuecheng hydro-power station has been approved.

5. Pursuant to the Acquisition Agreement, the Company will acquire a 49% interest of Za-gunao Hydroelectric from China Huadian .

6. In the valuation of this property, we have attributed no commercial value to the CIP which has not obtained any title certificates. However, for reference purpose, we are of the opinion that the CIP (excluding the land element) as at the date of valuation would be RMB461,574,000 assuming all relevant title certificates and construction permits have been obtained and the CIP could be freely transferred.

7. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

    1) The construction project is legally and validly approved by the relevant authority.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007 *RMB*
19.	9 parcels of land and a hydro-power station located at Gucheng Li Xian Aba Tibetan and Qiang Autonomous Prefecture Sichuan Province The PRC	The property comprises 9 parcels of land with a total site area of approximately 236,072 sq.m. and a hydro-power station thereon. The hydro-power station mainly comprises industrial buildings, dams, tunnels and roads which are under construction (the "CIP") as at the date of valuation. As advised by the Group, the CIP is scheduled to be completed in about December 2008. The total construction cost is estimated to be approximately RMB627,981,000 (excluding the land element), of the cost already incurred as at the date of valuation is estimated to be RMB411,836,000.	The property was under construction as at the date of valuation.	No commercial value

Notes:

1. Za-gunao Hydroelectric is a 49% interest owned associate of China Huadian.

2. We have not been provided with any title certificates.

3. Pursuant to a Construction Land Planning Document — Chuan Fu Tu (2006) No. 829 in favor of Za-gunao Hydroelectric, the construction of Gucheng hydro-power station is permitted to occupy the land with a total site area of approximately 225,246 sq.m. According to the information given by the Group, the area of the construction site is approximately 236,072 sq.m. and the Group is applying for the land use rights certificates.

4. Pursuant to a Document — Chuan Fa Gai Neng Yuan (2005) No. 61 in favor of Za-gunao Hydroelectric, the construction of Gucheng hydro — power station has been approved.

5. Pursuant to the Acquisition Agreement, the Company will acquire a 49% interest of Za-gunao Hydroelectric from China Huadian.

6. In the valuation of this property, we have attributed no commercial value to the CIP which has not obtained any title certificates. However, for reference purpose, we are of the opinion that the CIP (excluding the land element) as at the date of valuation would be RMB411,836,000 assuming all relevant title certificates and construction permits have been obtained and the CIP could be freely transferred.

7. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

    1) The construction project is legally and validly approved by the relevant authority.

VALUATION CERTIFICATE

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 December 2007 *RMB*
20.	2 parcels of land and a thermal power station located at Xiahuzhuang Village Loudi Town Luancheng County Shijiazhuang City Hebei Province The PRC	The property comprises 2 parcels of land with a total site area of approximately 462,667 sq.m. and a thermal power station thereon. The thermal power station mainly comprises an industrial building and various structures which are under construction (the "CIP") as at the date of valuation. As advised by the Group, the CIP is scheduled to be completed in about December 2008. The total construction cost to be approximately 617,680.000 (excluding the land element), of the cost already incurred as at the date of valuation is estimated to be RMB40,284,000.	The property was under construction as at the date of valuation.	No commercial value

Notes:

1. Shijiazhuang Thermal Power is an 82% interest owned subsidiary of China Huadian.

2. Hebei Huadian Shijiazhuang Yuhua Thermal Power Co., Ltd. ("Yuhua Thermal Power") is a 60% interest owned subsidiary of Shijiazhuang Thermal Power.

3. We have not been provided with any title certificates.

4. Pursuant to a Document — Fa Gai Neng Yuan (2007) No. 1526, the construction has been approved.

5. Pursuant to the Acquisition Agreement, the Company will acquire an 82% interest of Shijiazhuang Thermal Power from China Huadian.

6. In the valuation of this property, we have attributed no commercial value to the property the CIP which has not obtained any title certificates. However, for reference purpose, we are of the opinion that the CIP (excluding the land element) as at the date of valuation would be RMB40,284,000 assuming all relevant title certificates and construction permits have been obtained and the CIP could be freely transferred.

7. We have been provided with a legal opinion regarding the property interest by the Company's PRC legal advisers, which contains, inter alia, the following:

    1) The construction project is legally and validly approved by the relevant authority.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement contained herein misleading.

2. THE INTERESTS OF DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVE IN THE SECURITIES OF THE COMPANY

As at the Latest Practicable Date, so far as the Company is aware, none of the Directors, supervisors, chief executives or members of the senior management of the Company and their respective associates had any interest or short position in the Shares, underlying Shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including interest and short positions which any such Director, supervisor, chief executive or member of senior management was taken or deemed to have under such provisions of the SFO), or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 of the Hong Kong Listing Rules to be notified to the Company and the Hong Kong Stock Exchange (which for this purpose shall be deemed to apply to the supervisors of the Company to the same extent as it applies to the Directors).

3. THE INTERESTS OF SUBSTANTIAL SHAREHOLDERS IN THE SECURITIES OF THE COMPANY

As the Latest Practicable Date, so far as the Directors are aware, each of the following persons, not being a Director, supervisor, chief executive or member of the senior management of the Company, had an interest or short position in the Shares or underlying Shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise interested in 5% or more of any class of the then issued share capital of the Company, or was a substantial shareholder of the Company:

				Interests in shares as at the Latest Practicable Date		
Name of shareholder	Class of Shares	Number of Shares held	Capacity	Approximate percentage of shareholding in the Company's total issued share capital	Approximate percentage of shareholding in the Company's total issued A Shares	Approximate percentage of shareholding in the Company's total issued H Shares
China Huadian Corporation	A shares	2,961,061,853	Beneficial owner	49.18%	64.51%	—
Shandong International Trust Corporation	A shares	800,766,729	Beneficial owner	13.30%	17.45%	—
Deutsche Bank Aktiengesellschaft	H Shares	170,009,127[L] 5,570,131[S] *Note 2*	Beneficial owner/ Person having a security interest in shares	2.82%[L] 0.09%[S]	—	11.88%[L] 0.39%[S]
The Children's Investment Fund Management (UK) LLP	H Shares	111,227,000[L] *Note 3*	Investment manager	1.85%[L]	—	7.77%[L]
The Children's Investment Master Fund	H Shares	111,227,000[L] *Note 3*	Beneficial owner	1.85%[L]	—	7.77%[L]
The Goldman Sachs Group, Inc.	H Shares	144,276,000[L] *Note 4*	Interest of corporations controlled by the substantial shareholder	2.40%[L]	—	10.08%[L]

Notes:

1. The letter "L" denotes a long position. The letter "S" denotes a short position.

2. The long position in shares held by Deutsche Bank Aktiengesellschaft include 10,646,869 H Shares were held as a beneficial owner and 159,362,258 H Shares were held as a person having a security interest in shares. Out of such long position of 170,009,127 H Shares, a long position of 1,272,000 H Shares were derived from cash settled unlisted derivatives.

   The short position in shares held by Deutsche Bank Aktiengesellschaft include 1,790,131 H Shares were held as a beneficial owner and 3,780,000 H Shares were held as a person having a security interest in shares.

3. 111,227,000 H shares were held by The Children's Investment Fund Management (UK) LLP on behalf of The Children's Investment Master Fund.

4. 144,276,000 H shares held by The Goldman Sachs Group, Inc. were held in the following manner:

   (a) 142,656,000 H Shares (representing approximately 9.97% of the Company's total issued H shares) were held by Goldman Sachs Asset Management International, which in turn is 99% controlled by Goldman Sachs Holdings (U.K.), which in turn is 100% controlled by Goldman Sachs Group Holdings (U.K.), which in turn is 100% controlled by Goldman Sachs (UK) L.L.C, which in turn is 100% controlled by The Goldman Sachs Group, Inc.;

   (b) 1,598,000 H Shares (representing approximately 0.11% of the Company's total issued H shares) were held by Goldman Sachs International, which in turn is 99% controlled by Goldman Sachs Holdings (U.K.), which in turn is 100% controlled by Goldman Sachs Group Holdings (U.K.), which in turn is 100% controlled by Goldman Sachs (UK) L.L.C, which in turn is 100% controlled by The Goldman Sachs Group, Inc.; and

   (c) 22,000 H Shares (representing approximately 0.0015% of the Company's total issued H shares) were held by Goldman Sachs (Asia) Finance, which in turn 99% controlled by Goldman Sachs (Asia) Finance Holdings LLC, which in turn is 99% controlled by Glodman,Sachs & Co., which in turn is 99.8% controlled by The Goldman Sachs Group, Inc..

Save as disclosed above and so far as the Directors are aware, as at the Latest Practicable Date, no other person (other than the Directors, supervisors, chief executives or members of senior management of the Company) had an interest or short position in the Shares or underlying Shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial Shareholder.

4. SERVICE CONTRACTS OF THE DIRECTORS AND SUPERVISORS

As at the latest practicable date, none of the Directors or supervisors of the Company has entered into any service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

5. COMPETING INTEREST

As at the Latest Practicable Date, none of the Directors or their respective associates has any interest in other business which competes or is likely to compete with the business of the Group.

6. MATERIAL LITIGATION

As at the Latest Practicable Date, none of the member of the Group was involved in any material litigation or arbitration and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

7. DIRECTORS' INTERESTS IN ASSETS AND/OR CONTRACTS AND OTHER INTERESTS

As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any asset which had been, since 31 December 2006, being the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to, any member of the Group.

As at the Latest Practicable Date, none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group which was subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group.

8. CONSENT AND QUALIFICATION OF EXPERTS AND PRC LEGAL ADVISOR OF THE COMPANY

The following are the qualifications of the professional advisers who have given the Company opinions or provided advices referred to or contained in this circular:

Name	Qualifications
China Merchants Securities (HK) Co., Ltd.	A licensed corporation under the SFO authorised to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO

Jones Lang LaSalle Sallmanns	Independent professional surveyor and valuers
Haiwen & Partners	PRC legal adviser

As at the Latest Practicable Date, none of the above experts and PRC legal adviser had any shareholding interest in any member of the Group or any right to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, none of the above experts and PRC legal adviser had any direct or indirect interest in any asset which has been, since 31 December 2006, being the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to, any member of the Group.

Each of the above experts and PRC legal adviser has given and has not withdrawn their respective written consents to the issue of this circular with the inclusion of their letter, report and references to its names included in this circular in the form and context in which they are respectively included.

9. NO MATERIAL ADVERSE CHANGE

Since 31 December 2006, being the date to which the latest published audited accounts of the Company have been made up, the Directors are not aware of any material adverse changes in the financial and trading position of the Group.

10. MISCELLANEOUS

(a) The secretary of the Company is Mr. Zhou Lianqing. Mr. Zhou is a senior engineer, and he graduated from the Shandong University. Mr. Zhou has been a member of the Hong Kong Institute of Chartered Secretaries since 1 January 2005.

(b) Mr. Zhu Fangxin, the Company's Chief Accountant and Chief Supervisor of Financial Affairs having a professional accounting qualification recognised in the PRC, is the qualified accountant of the Company appointed pursuant to Rule 3.24 of the Hong Kong Listing Rules. Since Mr. Zhu does not possess the professional qualification normally required under Rule 3.24 of the Hong Kong Listing Rules, the Company has applied for, and the Hong Kong Stock Exchange has granted, a conditional waiver from strict compliance with that rule for a period of three years ending on 8 June 2008. Details of the waiver are disclosed in the Company's announcement dated 20 June 2005.

(c) The registered office of the Company is situated at 14 Jingsan Road, Jinan, Shandong, the PRC.

(d) The Hong Kong H Share registrar and H Share transfer office of the Company is Hong Kong Registrars Limited situated at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(e) The English text of this circular and the proxy form shall prevail over their respective Chinese text in the case of inconsistency.

12. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following document are available for inspection during normal business hours at the principal place of business of the Company in Hong Kong up to and including 8 April 2008:

(a) the Acquisition Agreement;

(b) the letter from the Independent Board Committee as set out in this circular;

(c) the letter from the Independent Financial Adviser as set out in this circular;

(d) the property valuation report by Jones Lang LaSalle Sallmanns;

(e) the written consents of China Merchants Securities (HK) Co., Ltd, Jones Lang LaSalle Sallmanns and Haiwen & Partners referred to in this Appendix;

(f) the Feasibility Analysis Report; and

(g) the Specific Explanatory Report.

Pursuant to articles 78 to 80 of the Company's articles of association, at any general meeting of the Company, a resolution shall be decided on a show of hands unless otherwise provided for under the applicable listing rules or other securities laws and regulations, or unless a poll is (before or after any vote by a show of hands) demanded by:

(i) the chairman of the meeting;

(ii) at least two Shareholders, who possess the right to vote, present in person or by proxy; or

(iii) one or more Shareholders (including proxies) representing, either calculated separately or in aggregate, one-tenth or more of all shares carrying the right to vote at the meeting.

A demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and for any business other than that upon which a poll has been demanded the meeting may proceed. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock Code: 1071)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "**EGM**") of Huadian Power International Corporation Limited* (the "**Company**") will be held at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the PRC (中國北京市宣武區菜園街1號北京中環假日酒店) at 2:00 p.m. on Tuesday, 13 May 2008 for the purpose of considering and, if thought fit, passing the following resolutions as special resolutions and ordinary resolutions of the Company:

SPECIAL RESOLUTIONS

1. To consider and to authorise the granting of a general mandate to the board (the "**Board**") of directors of the Company to issue shares of the Company **THAT**:

   (a) The Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with additional domestic shares ("**A Shares**") and overseas listed foreign shares (the "**H Shares**") of the Company, and to make or grant offers, agreements or options in respect thereof, subject to the following conditions:

      (i) such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

      (ii) the number of the A Shares and H Shares to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not exceed 20% of each of its existing A Shares and H Shares; and

      (iii) the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

(b) For the purposes of this special resolution:

"Relevant Period" means the period from the passing of this special resolution until the earliest one of the following three terms:

(i) the conclusion of the next annual general meeting of the Company following the passing of this special resolution; or

(ii) the expiration of the 12-month period following the passing of this special resolution; or

(iii) the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

(c) Contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorized to increase the registered capital of the Company to reflect the number of shares authorized to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect the separately or concurrently issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.

2. To consider, individually approve and confirm each of the following items in respect of the proposed bonds with warrants issue (the "**proposed Bonds with Warrants Issue**") by the Company in the PRC, subject to approval of the competent authorities. The bonds and warrants (the "**Warrants**") issued pursuant to the Bonds with Warrants Issue (the "**Bonds with Warrants**") will be listed on the Shanghai Stock Exchange. Details of the proposed Bonds with Warrants Issue are set out in the announcement dated 13 February 2008 issued by the Company and its circular dated 25 March 2008.

2.1 Issuance size

2.2 Listing of securities

2.3 Issuance price

2.4 Issuance target

2.5 Issuance method

2.6 Term of the Bonds

2.7 Interest rate of the Bonds with Warrants

2.8 Term and method of repayment for principal and interest

2.9 Term of redemption

2.10 Guarantee matters

2.11 Term of the Warrants

2.12 Conversion period of the Warrants

2.13 Proportion of exercise rights for the Warrants

2.14 Exercise price of the Warrants and adjustment of the exercise price of the Warrants

2.15 Use of proceeds from the proposed Bonds with Warrants Issue

(a) The proceeds from the proposed Bonds with Warrants Issue will be applied as to approximately RMB2,000,000,000 for the Acquisition (the final consideration for the Acquisition will be the amount stated in the valuation report by Beijing China Enterprise Appraisals Co., Ltd., which is subject to the endorsement by the State-owned Assets Supervision and Administration Commission)

(b) The rest of the proceeds from the proposed Bonds with Warrants Issue will be applied in the manner as set out in Note 4 below

2.16 Validity of the resolution

2.17 Authorisations to board of directors of the Company to complete matters related to the proposed Bonds with Warrants Issue

ORDINARY RESOLUTIONS

1. To consider, approve, confirm and ratify the acquisition agreement dated 13 February 2008 (the "**Acquisition Agreement**") entered into between the Company and 中國華電集團公司 China Huadian Corporation* ("**China Huadian**") in respect of the proposed acquisition by the Company of the equity interests in the target companies held by China Huadian (the "**Acquisition**"), and all transactions contemplated thereunder, details of which are set out in the announcement dated 13 February 2008 issued by the Company and its circular dated 25 March 2008; and to authorize an executive director of the Company to sign the Acquisition Agreement, sign all such documents and/or do all such things and acts as he/she may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions contemplated under the Acquisition Agreement or any matter incidental thereto. (Note 1)

2. To consider, approve and confirm the proposed subscription of the Bonds with Warrants (as defined in special resolution number 2) by China Huadian (Note 2).

3. To consider, approve and confirm the proposed subscription of Bonds with Warrants (as defined in special resolution number 2) by Shandong International Trust Corporation (Note 3).

4. Subject to the passing of special resolution number 2.15(a) and ordinary resolution number 1 above, to consider, approve and confirm the feasibility analysis report for the use of proceeds to be received by the Company from the proposed Bonds with Warrants Issue (as defined in special resolution number 2) (the "**Feasibility Analysis Report**"). A copy of the Feasibility Analysis Report has been produced to the EGM and signed by the chairman of the meeting for the purpose of identification. A full version of the Feasibility Analysis Report is also available at the website of Shanghai Stock Exchange at www.sse.com.cn.

5. To consider, approve and confirm the specific explanatory report prepared by the Company on the use of proceeds received by the Company from the issue of 765,000,000 A shares of the Company in 2005 (the "**Specific Explanatory Report**"). A copy of the Specific Explanatory Report has been produced to the EGM and signed by the chairman of the EGM for the purpose of identification. A full version of the Specific Explanatory Report is also available at the website of Shanghai Stock Exchange at www.sse.com.cn.

By order of the board of directors
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date of this notice, the Board comprises Cao Peixi (Chairman, Non executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Peng Xingyu (Non-executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin (Executive Director), Zhao Jinghua (Independent non-executive Director), Ding Huiping (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
25 March 2008

Notes:

1. **Proposed acquisition of certain equity interests in the target companies held by China Huadian by the Company**

   As mentioned in the announcement dated 13 February 2008 and the circular dated 25 March 2008 issued by the Company, the Company and China Huadian entered into the Acquisition Agreement, pursuant to which, subject to due performance of the terms under the Acquisition Agreement, China Huadian has agreed to sell, and the Company has agreed to purchase the following equity interests held by China Huadian:

   (i) 49% equity interest in 四川華電雜谷腦水電開發有限責任公司 Sichuan Za-gunao Hydroelectric Development Co., Ltd.;

   (ii) 64% equity interest in 杭州華電半山發電有限公司 Hangzhou Huadian Banshan Power Generation Co., Ltd.;

   (iii) 82% equity interest in 河北華電石家莊熱電有限公司 Hebei Huadian Shijiazhuang Thermal Power Co., Ltd.; and

   (iv) 100% equity interests in 河北華電混合蓄能水電有限公司 Hebei Huadian Complex Pumping-storage Power Co., Ltd..

   Upon completion of the Acquisition, Hangzhou Huadian Banshan Power Generation Co., Ltd., Hebei Huadian Shijiazhuang Thermal Power Co., Ltd. and Hebei Huadian Complex Pumping-storage Power Co., Ltd. will become subsidiaries of the Company, while Sichuan Za-gunao Hydroelectric Development Co., Ltd. will become an associate of the Company.

   The Acquisition Agreement constitutes a discloseable transaction of the Company under the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"). In addition, China Huadian is the controlling shareholding of the Company holding approximately 49.18% equity interest in the Company, and hence a connected person of the Company. Accordingly, the Acquisition Agreement and the transactions thereunder constitute, or will constitute, connected transaction of the Company which are subject to approval by the independent shareholders at the EGM as required under Chapter 14A of the Listing Rules. China Huadian and its associate(s), if any, will abstain from voting at the EGM on the ordinary resolution approving the Acquisition Agreement and the transactions thereunder, which will be taken on a poll as required under the Listing Rules.

2. **Proposed subscription of Bonds with Warrants by China Huadian**

   As mentioned in the announcement dated 26 February 2008 and the circular dated 25 March 2008 issued by the Company, China Huadian notified the Company on 26 February 2008 that, upon the offer of the Bond with Warrants, it intends to exercise its subscription rights to subscribe for (i) not more than such number of Bonds with Warrants in proportion to its existing shareholding in the Company; and (ii) not less than such maximum number of Bonds with Warrants that may be purchased with RMB500 million.

   Since China Huadian is the controlling shareholding of the Company holding approximately 49.18% equity interest in the Company, it is a connected person of the Company. Accordingly, the proposed subscription of the Bonds with Warrants by China Huadian and the transactions and matters incidental thereto constitute, or will constitute, a connected transaction of the Company which is subject to approval by the independent shareholders of the Company at the EGM as required under Chapter 14A of the Listing Rules. China Huadian and its associate(s), if any, will abstain from voting at the EGM on the ordinary resolution approving the proposed subscription of Bonds with Warrants by China Huadian and the transactions and matters incidental thereto, which will be taken on a poll as required under the Listing Rules.

3. Proposed subscription of Bonds with Warrants by Shandong International Trust Corporation

As mentioned in the announcement dated 26 February 2008 and the circular dated 25 March 2008 by the Company, Shandong International Trust Corporation notified the Company on 26 February 2008 that, upon the offer of the Bond with Warrants, it intends to exercise its subscription rights to subscribe for not more than (i) such number of Bonds with Warrants in proportion to its existing shareholding in the Company; or (ii) such maximum number of Bonds with Warrants that may be purchased with RMB400 million.

Shandong International Trust Corporation is a connected person of the Company by virtue of its being a substantial shareholder holding approximately 13.30% equity interest in the Company. Accordingly, the proposed subscription of Bonds with Warrants by Shandong International Trust Corporation and the transactions and matters incidental thereto constitute, or will constitute, a connected transaction of the Company which is subject to approval by the independent shareholders of the Company at the EGM as required under Chapter 14A of the Listing Rules. Shandong International Trust Corporation and its associate(s), if any, will abstain from voting at the EGM on the ordinary resolution approving the proposed subscription of Bonds with Warrants by Shandong International Trust Corporation and the transactions and matters incidental thereto, which will be taken on a poll as required under the Listing Rules.

4. Use of proceeds from the proposed Bonds with Warrants Issue

4.1 Out of the total proceeds in the amount of not more than RMB5,300,000,000 expected to be received by the Company from the proposed Bonds with Warrants Issue, other than approximately RMB2,000,000,000 of the proceeds from the proposed Bonds with Warrants Issue will be used to pay for the consideration for the Acquisition, the proceeds from the proposed Bonds with Warrants Issue will be applied as to:

4.1.1 approximately RMB260,000,000 for the first phase construction of power plants of Anhui Huadian Wuhu Power Generation Company Limited;

4.1.2 approximately RMB650,000,000 for the first phase construction of power plants of Anhui Huadian Suzhou Power Generation Company Limited;

4.1.3 approximately RMB490,000,000 for the construction of power plants in Baoshan for Huadian Xinxiang Power Generation Company Limited;

4.1.4 approximately RMB1,500,000,000 to repay the Company's borrowings from financial institutions; and

4.1.5 the remaining proceeds will be used as working capital of the Company.

4.2 The proceeds from the exercise of the Warrants will be applied as to:

4.2.1 subject to shareholders' approval at the time of the acquisition in the future, approximately RMB3,000,000,000 to acquire all or part of the electricity assets of China Huadian in Fujian, Tianjin, Hunan, Jiangsu, Hubei and Inner Mongolia which are in accordance with the industry policy and have been approved by the competent authorities; and

4.2.2 the remaining proceeds to be used for repayment of the Company's outstanding borrowings from financial institutions.

5. **Eligibility of attending the EGM and closure of share register of members**

Shareholders of the Company's H shares whose names appear on the Company's register of members at the close of business on Friday, 11 April 2008 ("**Registered Shareholders**") are entitled to attend the EGM conditional upon completion of the necessary registration procedures.

The Company's H share register of members will be closed from Saturday, 12 April 2008 to Monday, 12 May 2008, both days inclusive, during which period no transfer of the Company's H shares will be effected. Where applicable, in order to be entitled to attend the EGM, shareholders of the Company's H shares are required to deposit their respective instrument(s) of transfer and the relevant share certificate(s) with the Company's H share registrar, Hong Kong Registrars Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:00 p.m. on Friday, 11 April 2008.

6. **Registration procedures for attending the EGM**

(1) Registered Shareholders who intend to attend the EGM are required to deliver the completed and signed written reply slip to the Secretarial Office of the Board of the Company on or before Tuesday, 22 April 2008. Please use the "Reply Slip for Attendance", as enclosed with the Circular or a duplicate copy thereof to reply. In addition to the requirements mentioned above, Registered H Shareholders who intend to attend the EGM shall also deliver copies of their instrument(s) of transfer and the relevant share certificates to the Secretarial Office of the Board of the Company on or before Tuesday, 22 April 2008.

(2) Registered Shareholders may deliver the necessary registration documents to the Company in person, by post or by facsimile. Upon receipt of the above documents, the Company shall complete the registration procedures in respect of attending the EGM, and shall issue copies or facsimile copies of admission cards for attending the EGM by post or by facsimile. Shareholders or their proxies may produce such copies of the admission cards at the time of attending the meeting in exchange for the original of the admission cards.

7. **Proxies**

Any Registered Shareholder who is entitled to appoint one or more proxies to attend and vote at the EGM on his behalf by completing the "Proxy Form For Use at the Extraordinary General Meeting" (the "**Proxy Form**") enclosed with the Circular or by completing a duplicate copy thereof. A proxy need not be a shareholder of the Company. If one proxy is appointed, such proxy shall only exercise his/her voting rights on a poll. The Proxy Form shall be signed by a Registered Shareholder or his attorney duly authorised in writing. If the Proxy Form is signed by the attorney of a Registered Shareholder, the power of attorney or other documents of authorisation authorising the attorney to appoint the proxy shall be notarised. If the Registered Shareholder is a corporation, the Proxy Form shall be executed under seal or shall be executed by its director or a duly authorised person.

8. **Procedure to demand a poll**

China Huadian and its associates will abstain from voting at the EGM on special resolution number 2.15(a) and ordinary resolution numbers 1 and 2 set out above, which will be taken on a poll required by the Listing Rules; Shandong International Trust Corporation and its associates will abstain from voting at the EGM on ordinary resolution number 3 set out above, which will be taken on a poll as required by the Listing Rules. Pursuant to articles of the Company's articles of association, at any general meeting of the Company, a resolution shall be decided on a show of hands unless otherwise provided for under the applicable listing rules or other securities laws and regulations, or unless a poll is (before or after any vote by a show of hands) demanded by:

(i) the chairman of the meeting;

(ii) at least two shareholders, who possess the right to vote, present in person or by proxy; or

(iii) one or more shareholders (including proxies) representing, either calculated separately or in aggregate, one-tenth or more of all shares carrying the right to vote at the meeting.

A demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and for any business other than that upon which a poll has been demanded the meeting may proceed. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

9. **Miscellaneous**

(1) Each of the shareholders of the Company (or his proxy) shall exercise his voting rights according to the number of shares with voting rights represented by him and shall be entitled to one vote for each share held. Cumulative voting method shall be adopted in respect of proposal for election of directors or supervisors.

(2) The EGM is expected to take half a day. Shareholders attending the EGM shall be responsible for their own travel and accommodation expenses.

(3) The legal address of the Company and the contact details of the Secretarial Office of the Board of the Company are as follows:

No. 14, Jingsan Road
Jinan, Shandong Province
The People's Republic of China
Tel No.: 86531-8236 6222
Fax No.: 86531-8236 6090 / 86531-8236 6091

(4) The address and contact details of Hong Kong Registrars Limited, the Company's H share registrar, are as follows:

17th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong
Tel No.: 852-2862 8628
Fax No.: 852-2865 0990 / 852-2529 6087

* *For identification only*

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock Code: 1071)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "**EGM**") of Huadian Power International Corporation Limited* (the "**Company**") will be held at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the PRC (中國北京市宣武區菜園街1號北京中環假日酒店) at 2:00 p.m. on Tuesday, 13 May 2008 for the purpose of considering and, if thought fit, passing the following resolutions as special resolutions and ordinary resolutions of the Company:

SPECIAL RESOLUTIONS

1. To consider and to authorise the granting of a general mandate to the board (the "**Board**") of directors of the Company to issue shares of the Company **THAT**:

   (a) The Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with additional domestic shares ("**A Shares**") and overseas listed foreign shares (the "**H Shares**") of the Company, and to make or grant offers, agreements or options in respect thereof, subject to the following conditions:

      (i) such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii) the number of the A Shares and H Shares to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not exceed 20% of each of its existing A Shares and H Shares; and

(iii) the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

(b) For the purposes of this special resolution:

"Relevant Period" means the period from the passing of this special resolution until the earliest one of the following three terms:

(i) the conclusion of the next annual general meeting of the Company following the passing of this special resolution; or

(ii) the expiration of the 12-month period following the passing of this special resolution; or

(iii) the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

(c) Contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorized to increase the registered capital of the Company to reflect the number of shares authorized to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect the separately or concurrently issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.

HUADIAN 12g3-2(b)
File No. 82-4932

2. To consider, individually approve and confirm each of the following items in respect of the proposed bonds with warrants issue (the "**proposed Bonds with Warrants Issue**") by the Company in the PRC, subject to approval of the competent authorities. The bonds and warrants (the "**Warrants**") issued pursuant to the Bonds with Warrants Issue (the "**Bonds with Warrants**") will be listed on the Shanghai Stock Exchange. Details of the proposed Bonds with Warrants Issue are set out in the announcement dated 13 February 2008 issued by the Company and its circular dated 25 March 2008.

2.1 Issuance size

2.2 Listing of securities

2.3 Issuance price

2.4 Issuance target

2.5 Issuance method

2.6 Term of the Bonds

2.7 Interest rate of the Bonds with Warrants

2.8 Term and method of repayment for principal and interest

2.9 Term of redemption

2.10 Guarantee matters

2.11 Term of the Warrants

2.12 Conversion period of the Warrants

2.13 Proportion of exercise rights for the Warrants

2.14 Exercise price of the Warrants and adjustment of the exercise price of the Warrants

2.15 Use of proceeds from the proposed Bonds with Warrants Issue

(a) The proceeds from the proposed Bonds with Warrants Issue will be applied as to approximately RMB2,000,000,000 for the Acquisition (the final consideration for the Acquisition will be the amount stated in the valuation report by Beijing China Enterprise Appraisals Co., Ltd., which is subject to the endorsement by the State-owned Assets Supervision and Administration Commission)

(b) The rest of the proceeds from the proposed Bonds with Warrants Issue will be applied in the manner as set out in Note 4 below

2.16 Validity of the resolution

2.17 Authorisations to board of directors of the Company to complete matters related to the proposed Bonds with Warrants Issue

ORDINARY RESOLUTIONS

1. To consider, approve, confirm and ratify the acquisition agreement dated 13 February 2008 (the "**Acquisition Agreement**") entered into between the Company and 中國華電集團公司 China Huadian Corporation* ("**China Huadian**") in respect of the proposed acquisition by the Company of the equity interests in the target companies held by China Huadian (the "**Acquisition**"), and all transactions contemplated thereunder, details of which are set out in the announcement dated 13 February 2008 issued by the Company and its circular dated 25 March 2008; and to authorize an executive director of the Company to sign the Acquisition Agreement, sign all such documents and/or do all such things and acts as he/she may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions contemplated under the Acquisition Agreement or any matter incidental thereto. (Note 1)

2. To consider, approve and confirm the proposed subscription of the Bonds with Warrants (as defined in special resolution number 2) by China Huadian (Note 2).

3. To consider, approve and confirm the proposed subscription of Bonds with Warrants (as defined in special resolution number 2) by Shandong International Trust Corporation (Note 3).

4. Subject to the passing of special resolution number 2.15(a) and ordinary resolution number 1 above, to consider, approve and confirm the feasibility analysis report for the use of proceeds to be received by the Company from the proposed Bonds with Warrants Issue (as defined in special resolution number 2) (the "**Feasibility Analysis Report**"). A copy of the Feasibility Analysis Report has been produced to the EGM and signed by the chairman of the meeting for the purpose of identification. A full version of the Feasibility Analysis Report is also available at the website of Shanghai Stock Exchange at www.sse.com.cn.

5. To consider, approve and confirm the specific explanatory report prepared by the Company on the use of proceeds received by the Company from the issue of 765,000,000 A shares of the Company in 2005 (the "**Specific Explanatory Report**"). A copy of the Specific Explanatory Report has been produced to the EGM and signed by the chairman of the EGM for the purpose of identification. A full version of the Specific Explanatory Report is also available at the website of Shanghai Stock Exchange at www.sse.com.cn.

By order of the board of directors
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date of this notice, the Board comprises Cao Peixi (Chairman, Non executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Peng Xingyu (Non-executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin (Executive Director), Zhao Jinghua (Independent non-executive Director), Ding Huiping (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
25 March 2008

HUADIAN 12g3-2(b)
File No. 82-4932

Notes:

1. **Proposed acquisition of certain equity interests in the target companies held by China Huadian by the Company**

As mentioned in the announcement dated 13 February 2008 and the circular dated 25 March 2008 issued by the Company, the Company and China Huadian entered into the Acquisition Agreement, pursuant to which, subject to due performance of the terms under the Acquisition Agreement, China Huadian has agreed to sell, and the Company has agreed to purchase the following equity interests held by China Huadian:

(i) 49% equity interest in 四川華電雜谷腦水電開發有限責任公司 Sichuan Za-gunao Hydroelectric Development Co., Ltd.;

(ii) 64% equity interest in 杭州華電半山發電有限公司 Hangzhou Huadian Banshan Power Generation Co., Ltd.;

(iii) 82% equity interest in 河北華電石家莊熱電有限公司 Hebei Huadian Shijiazhuang Thermal Power Co., Ltd.; and

(iv) 100% equity interests in 河北華電混合蓄能水電有限公司 Hebei Huadian Complex Pumping-storage Power Co., Ltd..

Upon completion of the Acquisition, Hangzhou Huadian Banshan Power Generation Co., Ltd., Hebei Huadian Shijiazhuang Thermal Power Co., Ltd. and Hebei Huadian Complex Pumping-storage Power Co., Ltd. will become subsidiaries of the Company, while Sichuan Za-gunao Hydroelectric Development Co., Ltd. will become an associate of the Company.

The Acquisition Agreement constitutes a discloseable transaction of the Company under the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"). In addition, China Huadian is the controlling shareholding of the Company holding approximately 49.18% equity interest in the Company, and hence a connected person of the Company. Accordingly, the Acquisition Agreement and the transactions thereunder constitute, or will constitute, connected transaction of the Company which are subject to approval by the independent shareholders at the EGM as required under Chapter 14A of the Listing Rules. China Huadian and its associate(s), if any, will abstain from voting at the EGM on the ordinary resolution approving the Acquisition Agreement and the transactions thereunder, which will be taken on a poll as required under the Listing Rules.

2. Proposed subscription of Bonds with Warrants by China Huadian

As mentioned in the announcement dated 26 February 2008 and the circular dated 25 March 2008 issued by the Company, China Huadian notified the Company on 26 February 2008 that, upon the offer of the Bond with Warrants, it intends to exercise its subscription rights to subscribe for (i) not more than such number of Bonds with Warrants in proportion to its existing shareholding in the Company; and (ii) not less than such maximum number of Bonds with Warrants that may be purchased with RMB500 million.

Since China Huadian is the controlling shareholding of the Company holding approximately 49.18% equity interest in the Company, it is a connected person of the Company. Accordingly, the proposed subscription of the Bonds with Warrants by China Huadian and the transactions and matters incidental thereto constitute, or will constitute, a connected transaction of the Company which is subject to approval by the independent shareholders of the Company at the EGM as required under Chapter 14A of the Listing Rules. China Huadian and its associate(s), if any, will abstain from voting at the EGM on the ordinary resolution approving the proposed subscription of Bonds with Warrants by China Huadian and the transactions and matters incidental thereto, which will be taken on a poll as required under the Listing Rules.

3. Proposed subscription of Bonds with Warrants by Shandong International Trust Corporation

As mentioned in the announcement dated 26 February 2008 and the circular dated 25 March 2008 by the Company, Shandong International Trust Corporation notified the Company on 26 February 2008 that, upon the offer of the Bond with Warrants, it intends to exercise its subscription rights to subscribe for not more than (i) such number of Bonds with Warrants in proportion to its existing shareholding in the Company; or (ii) such maximum number of Bonds with Warrants that may be purchased with RMB400 million.

Shandong International Trust Corporation is a connected person of the Company by virtue of its being a substantial shareholder holding approximately 13.30% equity interest in the Company. Accordingly, the proposed subscription of Bonds with Warrants by Shandong International Trust Corporation and the transactions and matters incidental thereto constitute, or will constitute, a connected transaction of the Company which is subject to approval by the independent shareholders of the Company at the EGM as required under Chapter 14A of the Listing Rules. Shandong International Trust Corporation and its associate(s), if any, will abstain from voting at the EGM on the ordinary resolution approving the proposed subscription of Bonds with Warrants by Shandong International Trust Corporation and the transactions and matters incidental thereto, which will be taken on a poll as required under the Listing Rules.

4. Use of proceeds from the proposed Bonds with Warrants Issue

4.1 Out of the total proceeds in the amount of not more than RMB5,300,000,000 expected to be received by the Company from the proposed Bonds with Warrants Issue, other than approximately RMB2,000,000,000 of the proceeds from the proposed Bonds with Warrants Issue will be used to pay for the consideration for the Acquisition, the proceeds from the proposed Bonds with Warrants Issue will be applied as to:

4.1.1 approximately RMB260,000,000 for the first phase construction of power plants of Anhui Huadian Wuhu Power Generation Company Limited;

4.1.2 approximately RMB650,000,000 for the first phase construction of power plants of Anhui Huadian Suzhou Power Generation Company Limited;

4.1.3 approximately RMB490,000,000 for the construction of power plants in Baoshan for Huadian Xinxiang Power Generation Company Limited;

4.1.4 approximately RMB1,500,000,000 to repay the Company's borrowings from financial institutions; and

4.1.5 the remaining proceeds will be used as working capital of the Company.

4.2 The proceeds from the exercise of the Warrants will be applied as to:

4.2.1 subject to shareholders' approval at the time of the acquisition in the future, approximately RMB3,000,000,000 to acquire all or part of the electricity assets of China Huadian in Fujian, Tianjin, Hunan, Jiangsu, Hubei and Inner Mongolia which are in accordance with the industry policy and have been approved by the competent authorities; and

4.2.2 the remaining proceeds to be used for repayment of the Company's outstanding borrowings from financial institutions.

5. Eligibility of attending the EGM and closure of share register of members

Shareholders of the Company's H shares whose names appear on the Company's register of members at the close of business on Friday, 11 April 2008 ("**Registered Shareholders**") are entitled to attend the EGM conditional upon completion of the necessary registration procedures.

The Company's H share register of members will be closed from Saturday, 12 April 2008 to Monday, 12 May 2008, both days inclusive, during which period no transfer of the Company's H shares will be effected. Where applicable, in order to be entitled to attend the EGM, shareholders of the Company's H shares are required to deposit their respective instrument(s) of transfer and the relevant share certificate(s) with the Company's H share registrar, Hong Kong Registrars Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:00 p.m. on Friday, 11 April 2008.

6. Registration procedures for attending the EGM

(1) Registered Shareholders who intend to attend the EGM are required to deliver the completed and signed written reply slip to the Secretarial Office of the Board of the Company on or before Tuesday, 22 April 2008. Please use the "Reply Slip for Attendance", as enclosed with the Circular or a duplicate copy thereof to reply. In addition to the requirements mentioned above, Registered H Shareholders who intend to attend the EGM shall also deliver copies of their instrument(s) of transfer and the relevant share certificates to the Secretarial Office of the Board of the Company on or before Tuesday, 22 April 2008.

(2) Registered Shareholders may deliver the necessary registration documents to the Company in person, by post or by facsimile. Upon receipt of the above documents, the Company shall complete the registration procedures in respect of attending the EGM, and shall issue copies or facsimile copies of admission cards for attending the EGM by post or by facsimile. Shareholders or their proxies may produce such copies of the admission cards at the time of attending the meeting in exchange for the original of the admission cards.

7. Proxies

Any Registered Shareholder who is entitled to appoint one or more proxies to attend and vote at the EGM on his behalf by completing the "Proxy Form For Use at the Extraordinary General Meeting" (the "**Proxy Form**") enclosed with the Circular or by completing a duplicate copy thereof. A proxy need not be a shareholder of the Company. If one proxy is appointed, such proxy shall only exercise his/her voting rights on a poll. The Proxy Form shall be signed by a Registered Shareholder or his attorney duly authorised in writing. If the Proxy Form is signed by the attorney of a Registered Shareholder, the power of attorney or other documents of authorisation authorising the attorney to appoint the proxy shall be notarised. If the Registered Shareholder is a corporation, the Proxy Form shall be executed under seal or shall be executed by its director or a duly authorised person.

8. Procedure to demand a poll

China Huadian and its associates will abstain from voting at the EGM on special resolution number 2.15(a) and ordinary resolution numbers 1 and 2 set out above, which will be taken on a poll required by the Listing Rules; Shandong International Trust Corporation and its associates will abstain from voting at the EGM on ordinary resolution number 3 set out above, which will be taken on a poll as required by the Listing Rules. Pursuant to articles of the Company's articles of association, at any general meeting of the Company, a resolution shall be decided on a show of hands unless otherwise provided for under the applicable listing rules or other securities laws and regulations, or unless a poll is (before or after any vote by a show of hands) demanded by:

(i) the chairman of the meeting;

(ii) at least two shareholders, who possess the right to vote, present in person or by proxy; or

(iii) one or more shareholders (including proxies) representing, either calculated separately or in aggregate, one-tenth or more of all shares carrying the right to vote at the meeting.

A demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and for any business other than that upon which a poll has been demanded the meeting may proceed. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

9. Miscellaneous

(1) Each of the shareholders of the Company (or his proxy) shall exercise his voting rights according to the number of shares with voting rights represented by him and shall be entitled to one vote for each share held. Cumulative voting method shall be adopted in respect of proposal for election of directors or supervisors.

(2) The EGM is expected to take half a day. Shareholders attending the EGM shall be responsible for their own travel and accommodation expenses.

(3) The legal address of the Company and the contact details of the Secretarial Office of the Board of the Company are as follows:

No. 14, Jingsan Road
Jinan, Shandong Province
The People's Republic of China
Tel No.: 86531-8236 6222
Fax No.: 86531-8236 6090 / 86531-8236 6091

(4) The address and contact details of Hong Kong Registrars Limited, the Company's H share registrar, are as follows:

17th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong
Tel No.: 852-2862 8628
Fax No.: 852-2865 0990 / 852-2529 6087

* *For identification only*

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock Code: 1071)

PROXY FORM FOR USE AT THE EXTRAORDINARY GENERAL MEETING

I/We, ______________________ with H share shareholder account number (if applicable): ______________________
of ______________________ *(Note 1)*, being registered holder(s) of ______________ domestic shares/ ______________ H shares *(Note 2)* in 華電國際電力股份有限公司 Huadian Power International Corporation Limited* (the "Company"), **HEREBY APPOINT THE CHAIRMAN OF THE MEETING** or ______________________ of ______________________ *(Note 3)* as my/our proxy to attend and act for me/us at the extraordinary general meeting of the Company (the "**EGM**") to be held at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the PRC (中國北京市宣武區菜園街1號北京中環假日酒店) at 2:00 p.m. on Tuesday, 13 May 2008 or at any adjournment thereof and to vote for me/us on my/our behalf at such meeting or at any adjournment thereof in respect of the resolutions set out in the notice of the EGM dated 25 March 2008 (the "**Notice of EGM**") as hereunder indicated, or if no such indication is given, as my/our proxy thinks fit. Capitalized terms used in this proxy form shall have the same meanings as defined in the Notice of EGM unless otherwise expressly defined in this proxy form.

	RESOLUTIONS	FOR *(Note 4)*	AGAINST *(Note 4)*
	SPECIAL RESOLUTIONS		
1.	To approve and confirm the proposal to obtain the General Mandate		
2.	To individually approve and confirm each of the following items in respect of the proposed Bonds with Warrants Issue:		
	2.1 Issuance size		
	2.2 Listing of securities		
	2.3 Issuance price		
	2.4 Issuance target		
	2.5 Issuance method		
	2.6 Term of the Bonds		
	2.7 Interest rate of the Bonds with Warrants		
	2.8 Term and method of repayment for principal and interest		
	2.9 Term of redemption		
	2.10 Guarantee matters		
	2.11 Term of the Warrants		
	2.12 Conversion period of the Warrants		
	2.13 Proportion of exercise rights for the Warrants		
	2.14 Exercise price of the Warrants and adjustment of the exercise price of the Warrants		
	2.15 Use of proceeds from the proposed Bonds with Warrants Issue		
	(a) The proceeds from the proposed Bonds with Warrants Issue will be applied as to approximately RMB2,000,000,000 for consideration for the Acquisition (the final consideration for the Acquisition will be the amount stated in the valuation report issued by Beijing China Enterprise Appraisals Co., Ltd., which is subject to the endorsement by the State-owned Assets Supervision and Administration Commission)		
	(b) The rest of the proceeds from the proposed Bonds with Warrants Issue will be applied in the manner as set out in Note 4 of the Notice of EGM		
	2.16 Validity of the resolution		
	2.17 Authorisations to the board of directors of the Company to complete matters related to the proposed Bond with Warrants Issue		

	RESOLUTIONS	FOR (Note 4)	AGAINST (Note 4)
	ORDINARY RESOLUTIONS		
1.	To approve, confirm and ratify the acquisition agreement dated 13 February 2008 entered into between the Company and China Huadian and all transactions contemplated thereunder		
2.	To approve and confirm the proposed subscription of the Bonds with Warrants by China Huadian		
3.	To approve and confirm the proposed subscription of the Bonds with Warrants by Shandong International Trust Corporation		
4.	To approve and confirm the feasibility analysis report for the use of proceeds from the proposed Bonds with Warrants Issue		
5.	To approve and confirm the specific explanatory report prepared by the Company on the use of proceeds received by the Company from the issue of 765,000,000 A shares of the Company in 2005		

Signature *(Note 5)* ______________________ Date: ______________________ 2008

Notes:

1. Please insert full name and address in block capitals.

2. Please delete as appropriate and insert the number of shares in the Company registered in your name and to which this proxy form relates. If no such number is inserted, this proxy form will be deemed to relate to all the shares in the Company registered in your name.

3. You are entitled to choose any person to be your proxy. If a person other than the Chairman of the EGM is to be appointed as your proxy, please strike out the words "**THE CHAIRMAN OF THE MEETING** or" and insert the full name and address of the proxy to be appointed in the space provided. The proxy need not be a member of the Company. You are entitled to appoint one or more proxies to attend and vote at the meeting. However, if you appoint more than one proxy, you should state the number of shares each of them represents. Any alteration made to this proxy form must be signed by the person who signs the proxy form.

4. Important: If you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". In respect of each of the resolutions, failure to tick either box or failure to indicate as to how to vote on the proxy form returned will entitle your proxy to decide whether to vote and as to how to vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution legally and properly put to the EGM other than those referred to in the Notice of EGM.

5. This proxy form must be signed by you or your attorney duly authorised in writing. If you are a legal entity such as a corporation or an institution, this proxy form must be executed under seal of the legal entity or signed by its director or a duly authorised attorney. All powers of attorney referred to in this Note must be notarised.

6. To be valid, this proxy form and the notarised power of attorney or other documents of authorisation (if any) must be delivered to the Secretarial Office of the Board of Directors of the Company or the Company's H share registrar's address at Hong Kong Registrars Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, as the case may be, not less than 24 hours before the time appointed for the holding of the EGM.

7. When attending the EGM, proxies representing the respective shareholders should present their completed and signed proxy forms and their identity documents.

8. This proxy form should be completed in duplicate. One form should be delivered according to the instructions as set out in Note 6 and the other should be presented by the proxy when attending the EGM according to the instructions as set out in Note 7.

* *For identification only*

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock Code: 1071)

REPLY SLIP FOR ATTENDANCE

I/We *(Note 1)*, ____,

being registered holder(s) of *(Note 2)* ______________________ domestic shares/H shares# in the capital of 華電國際電力股份有限公司 Huadian Power International Corporation Limited* (the "**Company**"), intend to attend (in person or by proxy) the Extraordinary General Meeting of the Company to be held at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the PRC (中國北京市宣武區菜園街1號北京中環假日酒店) at 2:00 p.m. on Tuesday, 13 May 2008.

Name of shareholder attending the Extraordinary General Meeting: ______________________

H share shareholder account number (if applicable): ______________________

Signature of shareholder: ______________________

Date: ______________________ 2008

\# Delete where appropriate

Notes:

1. Please insert full name(s) and address(es) (as shown in the register of members) in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s).
3. This reply slip shall be completed and signed and shall be delivered to the Secretarial Office of the Board of Directors of the Company at No.14, Jingsan Road, Jinan, Shandong Province, the People's Republic of China (tel. no: 86-531-8236 6222, contact person: Mr. Zhou Lianqing) on or before Tuesday, 22 April 2008. This reply slip may be returned in person (registration procedures for attending the Extraordinary General Meeting may forthwith be proceeded thereafter), or delivered by post (postal code: 250001) or by facsimile (fax no: 86-531-8236 6090/8236 6091).
4. Please enclose duplicate copy of your identity documents (identity card or passport).

* *For identification only*

END